  As filed with the Securities and Exchange Commission on August 6, 2001


                                                     Registration No. 333-57182

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 5

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             MYKROLIS CORPORATION
            (Exact name of registrant as specified in its charter)

       Delaware                      3569                04-3536767
    (State or other
    jurisdiction of
   incorporation or
     organization)
           (Primary Standard Industrial Classification Code Number)
                                                      (I.R.S. Employer
                                                     Identification No.)

                One Patriots Park, Bedford, Massachusetts 01730
                                (877) 695-7654
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               C. William Zadel
                               One Patriots Park
                         Bedford, Massachusetts 01730
                                (877) 695-7654
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

   Copies of all communications, including communications sent to agent for service, should be sent to:

         DAVID B. WALEK, ESQ.                 JEFFREY A. STEIN, ESQ.
             Ropes & Gray                       Hale and Dorr LLP
       One International Place                   60 State Street
     Boston, Massachusetts 02110           Boston, Massachusetts 02109
            (617) 951-7000                        (617) 526-6000

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed without + +notice. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities, and we are not           +
+soliciting offers to buy these securities, in any state where the offer or    +
+sale of these securities is not permitted.                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Prospectus (Not Complete)

Issued August 6, 2001


                                7,000,000 Shares


                                     [LOGO]

                              Mykrolis Corporation

                                  Common Stock

                                 -------------

  Mykrolis Corporation is offering shares of common stock in a firmly underwritten offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $15.00 and $17.00 per share. After the offering, the market price for our shares may be outside of this range.

                                 -------------

  Our common stock has been approved for listing on the New York Stock Exchange under the symbol "MYK."

                                 -------------

  Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.

                                 -------------

                                                                 Per Share Total
                                                                 --------- -----
Offering Price..................................................   $       $
Discounts and Commissions to Underwriters.......................   $       $
Offering Proceeds to Mykrolis Corporation.......................   $       $

  Mykrolis Corporation will retain $75,000,000 of the net proceeds of this offering and will pay to Millipore Corporation all net proceeds of this offering in excess of $75,000,000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Mykrolis Corporation has granted the underwriters the right to purchase up to an additional 1,050,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of
common stock to investors on       , 2001.

Banc of America Securities LLC                              Salomon Smith Barney

                            ABN AMRO Rothschild LLC

                                 -------------

                                        , 2001

INSIDE FRONT COVER: Picture of Mykrolis filters and dispense pump with the caption "Mykrolis provides a variety of filters and dispense systems for semiconductor manufacturing." Picture of an IntelliFlow(R) T Digital Flow Controller with the caption "IntelliFlow(R) T Digital Flow Controller SL model, designed for 1.125" surface mount applications." Picture of a pre-wet filter cartridge with the caption "Mykrolis pre-wet filter cartridges."

INSIDE BACK COVER: Picture of modular components with the caption "SurfaceLine(TM) Modular Components is a family of 1.125" gas delivery components -- mass flow controller, pressure transducer, filter display and gauge -- for the smaller footprint requirements for 300mm wafer processing." Picture of a Waferpure(R) purifier with the caption "Waferpure(R) purifier for process gas streams." Picture of an IntelliGen(R) dispense pump with the caption "The IntelliGen(R) dispense pump with the Impact(R) Low Hold-Up Volume Disposable (LHVD) filter."

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You should not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................  10
Forward-Looking Statements; Market Data..................................  26
Our Separation from Millipore............................................  27
Use of Proceeds..........................................................  30
Dividend Policy..........................................................  30
Capitalization...........................................................  31
Dilution.................................................................  32
Selected Financial Data..................................................  33
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  34
Business.................................................................  47
Management...............................................................  64
Certain Relationships and Related Transactions...........................  73
Arrangements Between Mykrolis and Millipore..............................  73
Principal Stockholder....................................................  85
Description of Capital Stock.............................................  86
Shares Eligible for Future Sale..........................................  91
Underwriting.............................................................  92
Legal Matters............................................................  94
Experts..................................................................  94
Where You Can Find More Information......................................  95
Index to Combined Financial Statements................................... F-1


   Mykrolis, our logo and other trademarks of Mykrolis mentioned in this prospectus are the property of Mykrolis. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

   This summary highlights important information regarding our business and this offering. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 10 and our financial statements and related notes, before deciding to invest in our common stock. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and reflects a 3,250-for-1 stock split of the existing common stock.

                              Mykrolis Corporation

Our Company

   We are a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the process liquids, gases and chemicals, as well as the deionized water, photoresists and vacuum systems, that are utilized in the semiconductor manufacturing process. Photoresists are light sensitive liquid chemicals used to coat semiconductor wafers in order to form a circuit pattern. In addition, our products are used to manufacture a range of other products, such as flat panel displays, high purity chemicals, photoresists, solar cells, gas lasers, optical disks and fiber optic cables.

   We offer thousands of products grouped in 250 product categories, including more than 2,500 consumable products. Our consumables are those products, such as filters for liquid and gas processes, that are used by our customers in the manufacturing process and which require periodic replacement to maintain the purity and precision of the manufacturing process. Our products use purification technologies to remove particles, ions and molecules from liquid or gas streams, as well as electro-mechanical, pressure differential and related technologies to permit semiconductor and other electronics manufacturers to monitor and control the flow and condition of liquids, gases and vacuum systems used in these manufacturing processes. Our specially designed proprietary filters remove sub-micron sized particles and bubbles from the different chemical fluid streams, typically liquid or gas, that are used in the manufacturing process.

   The increasing complexity of semiconductor devices has resulted in the need for more complex, higher-precision liquid and gas delivery, measurement, control and purification systems. The ability of semiconductor device manufacturers to offer integrated circuits with smaller geometries, greater functionality and higher performance at a lower cost requires continuous improvements in semiconductor process equipment, process controls and liquid and gas delivery systems. Manufacturing a semiconductor can require hundreds of process steps, many of which involve the precise measurement, delivery, control and purification of process liquids, gases and other chemicals. The design and performance of those liquid and gas delivery systems, subsystems, components and consumables are critical to the semiconductor manufacturing process because they directly affect cost of ownership and manufacturing yield, which is the ratio of acceptable wafers to total wafers processed.

   As equipment and process complexity in semiconductor manufacturing increases, semiconductor original equipment manufacturers and device manufacturers are seeking to improve time-to-market, reduce manufacturing costs and improve production quality and reliability and long-term service and support. To address these issues, semiconductor equipment companies and device manufacturers are outsourcing the design and manufacture of liquid and gas delivery, measurement, control and purification systems, components and consumables to us and to other well-established subsystem and component companies that have worldwide presence and leading technologies.

   We have been selling our filtration products to semiconductor device manufacturers since 1978, and we believe that we currently offer the most comprehensive range of filtration, purification, dispense, pressure and vacuum measurement and control products serving the semiconductor industry. We are an integrated multinational manufacturer, and we sell our products and services to semiconductor device manufacturers, as well as to original equipment manufacturers and materials suppliers to those companies. We have been a pioneer in the field of filtration and purification products and have been instrumental in the development of many industry innovations for over two decades.

   We have an extensive installed base for our products with industry leading customers worldwide. We sell our products primarily through our direct sales force located in over 25 offices worldwide, and we currently have manufacturing facilities in the United States, Japan and England. We are in the process of relocating the operations of two of our manufacturing facilities in the United States and downsizing our manufacturing facility in England as part of our worldwide manufacturing rationalization plan. We anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. We also have a network of service and support facilities to serve our customers worldwide.

   Our major customer groups include semiconductor device manufacturers, semiconductor original equipment manufacturers and gas and chemical materials companies. Our customers include most major semiconductor device manufacturers and semiconductor equipment suppliers in the United States, Japan, Taiwan, Korea and Europe, as well as other electronic device manufacturers. Our most significant customers based on sales in 2000 include the following industry leaders:

    Applied Materials, Inc.          Novellus Systems, Inc.
    ASM Lithography Holding N.V.     Samsung Electronics Co., Ltd.
    Dainippon Screen Manufacturing Co.,
    Ltd.
                                     Taiwan Semiconductor Manufacturing
                                     Co. Ltd.
    FSI International, Inc.          Tokyo Electron Limited
    LAM Research Corporation

   We seek to leverage our longstanding global customer relationships with semiconductor and other electronic device manufacturers and equipment companies to develop next generation liquid and gas delivery system products and consumables. We also seek to support our customers' product development, applications development and service and support needs on a worldwide basis. Our products are designed to meet all of the liquid, gas and chemical delivery, control, dispense and purification needs of our customers, which allows semiconductor and other electronic device manufacturers and equipment companies to outsource the complete design, manufacture, service and support of their liquid and gas delivery, control, dispense and purification systems to us. Our competitive strengths include:

  .  demonstrated industry innovation;

  .  technologically advanced products for high-growth markets;

  .  comprehensive product offering;

  .  advanced application development services;

  .  global manufacturing, service and support;

  .  low cost of ownership; and

  .  environmentally conscious products.

   The market for our products is highly fragmented, and our competitive position varies depending on the market segment and specific product areas within these segments. For example, other companies have more established positions in the markets related to gas delivery systems and components and some of our competitors have cost advantages over us in these markets due to their larger market share and the related economies of scale. In addition, while we have longstanding relationships with a number of semiconductor and other electronic device manufacturers, we face significant competition from companies that have longstanding relationships with other semiconductor and electronic device manufacturers and, as a result, have been able to have their products specified by those customers for use in manufacturers' fabrication facilities. In the markets for our consumable products, our competitors compete against us on the basis of price as well as alternative membrane technology having different functionality, manufacturing capabilities and breadth of geographic presence. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies or devote more resources to developing new technologies and may be able to adopt more aggressive pricing policies and undertake more extensive marketing campaigns.

Our Business Strategy

   Our objective is to enhance our position as a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used by semiconductor and other electronic device manufacturers to precisely measure, deliver, control and purify the process liquids, gases and chemicals used in their manufacturing processes. In doing so, we assist our customers in achieving improved returns on invested capital. Our strategy to achieve this objective includes the following key elements:

  .  extend technology in high-growth markets;

  .  provide comprehensive and flexible product offerings;

  .  optimize global presence;

  .  continue to develop strategic relationships;

  .  maintain a diversified revenue stream;

  .  pursue strategic acquisitions; and

  .  leverage core technologies in related markets.

Our History

   Mykrolis Corporation is a Delaware corporation organized on October 16, 2000 under the name Millipore MicroElectronics, Inc. in connection with the proposed spin-off by Millipore Corporation of its microelectronics business unit. On March 27, 2001, we changed our name to Mykrolis Corporation. On March 31, 2001, Millipore effected the separation of our business from Millipore's business and is currently in the process of recording the transfer of assets in a number of foreign jurisdictions. In the early 1980's, Millipore internally developed products with applications in semiconductor manufacturing, which became the Millipore microelectronics business unit. Subsequently, through internal development and acquisitions, Millipore expanded that business unit into the business that now makes up Mykrolis Corporation. Our principal executive offices are located at One Patriots Park, Bedford, Massachusetts 01730, and our telephone number is (877) 695-7654. We maintain a website on the Internet at www.mykrolis.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information as part of this prospectus.

Our Relationship With Millipore

   We are currently a wholly-owned subsidiary of Millipore. After the completion of this offering, Millipore will own approximately 82.3% of the outstanding shares of our common stock, or approximately 80.1% if the underwriters fully exercise their option to purchase additional shares. Millipore currently plans to complete its divestiture of Mykrolis approximately six months following this offering by distributing all of the shares of Mykrolis common stock owned by Millipore to the holders of Millipore's common stock. However, Millipore is not obligated to complete the distribution, and the distribution may not occur by the anticipated time or at all.

   Millipore will, in its sole discretion but subject to the underwriter lock-up agreement, determine the timing, structure and terms of its distribution of our common stock. Millipore's distribution will also be subject to Millipore's obtaining amendments to the covenants contained in its debt agreements. Millipore has received a private letter ruling from the Internal Revenue Service that the distribution of the shares of our common stock to Millipore stockholders will be tax-free to those stockholders and that our separation from Millipore qualifies as a reorganization for U.S. federal income tax purposes.

   We have entered into agreements with Millipore related to the separation of our business operations from Millipore. These agreements provide for, among other things:

  . the transfer from Millipore to us of assets, and the assumption by us of liabilities, relating to our business;

  .  the allocation of intellectual property between Millipore and us; and

  .  various interim and ongoing relationships between Millipore and us.

   The agreements regarding the separation of our business operations from Millipore are described more fully in the sections entitled "Our Separation from Millipore" and "Arrangements Between Mykrolis and Millipore" included elsewhere in this prospectus. The terms of those agreements, which were negotiated in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Related to our Separation from Millipore." The assets and liabilities that were transferred to us are described more fully in our combined financial statements and notes to those statements that are also included elsewhere in this prospectus.

Recent Developments

   On July 20, 2001, Millipore Corporation announced its unaudited consolidated results of operations for the quarter ended June 30, 2001, including the net sales and loss for the three months ended June 30, 2001 attributable to us. In that announcement, Millipore reflected its microelectronics business as a discontinued operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

                                  The Offering

Common stock offered by us........  7,000,000 shares

Common stock outstanding after the  39,500,000 shares
 offering.........................

Common stock to be held by
 Millipore after the offering.....  32,500,000 shares

Estimated net proceeds to us......  $101,000,000

Use of proceeds...................  We plan to use the net proceeds from this offering to repay to Millipore an aggregate
                                    of $26.0 million, assuming an offering
                                    price of $16.00 per share, pursuant to a
                                    separation revolving credit agreement and a
                                    separation note, and for general corporate
                                    purposes, including capital expenditures,
                                    research and development expenses, working
                                    capital and potential investments in, or
                                    acquisitions of, other businesses or
                                    technologies. See "Use of Proceeds."

New York Stock Exchange symbol....  MYK

   The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2001, all of which are owned by Millipore. The number of shares of our common stock to be outstanding immediately after this offering listed above does not take into account approximately 7,250,000 shares of our common stock reserved for issuance under our stock plans, of which no options to purchase shares have been granted as of March 31, 2001. In addition, we will assume substantially all of the unvested Millipore options held by our directors, officers and employees on the date Millipore distributes our common stock to its stockholders, which options will convert into options to purchase our common stock as more fully described under "Management--Treatment of Millipore Options."

                             Summary Financial Data

   The following table sets forth summary historical financial information derived from our audited combined statements of operations for the years ended December 31, 1998, 1999 and 2000, our unaudited combined balance sheet at March 31, 2001 and our unaudited combined statements of operations for the years ended December 31, 1996 and 1997 and for the three months ended March 31, 2000 and 2001. The summary historical financial information includes allocations of Millipore corporate expenses related to our business, including centralized research and development, legal, accounting, employee benefits, officers' salaries, real estate, insurance, information technology services, distribution, treasury and other Millipore corporate and infrastructure costs. These expense allocations have been determined on a basis that Millipore and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us. The pro forma earnings per share and share information is based on historical information and gives effect to the number of shares required to be issued, at an estimated offering price of $16.00 per share, in order to obtain the amount of net proceeds required to repay amounts owed to Millipore under the separation agreements. You should read our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus for a further explanation of the financial data summarized here.

   This summary financial information may not be indicative of our future performance as a stand-alone company.

                                                                                       Three Months
                                     Year Ended December 31,                          Ended March 31,
                          --------------------------------------------------------    ---------------
                            1996     1997          1998         1999        2000       2000    2001
                          -------- ---------     --------     --------    --------    ------- -------
                                      (In thousands, except per share data)
Statement of Operations
 Data:
Net sales...............  $175,940 $ 263,478     $180,613     $206,345    $355,540    $77,639 $83,024
Gross profit............   105,069   128,556       60,466       99,191     180,995     39,609  39,515
Operating income
 (loss).................    41,569  (101,936)(1)  (42,212)(2)    6,051(3)   61,671(4)  11,531  (4,169)(5)
Net income (loss).......    26,917  (109,712)(1)  (27,112)(2)    3,283(3)   37,371(4)   7,261  (6,037)(5)
Basic and diluted
 earnings (loss) per
 share..................     $0.83 $   (3.38)    $  (0.83)    $   0.10    $   1.15    $  0.22 $ (0.19)
Shares used in computing
 basic and diluted
 earnings (loss) per
 share..................    32,500    32,500       32,500       32,500      32,500     32,500  32,500
Unaudited pro forma
 basic and diluted
 earnings (loss) per
 share..................       --        --           --           --     $   1.09        --  $ (0.18)
Shares used in computing
 unaudited pro forma
 basic and diluted
 earnings (loss) per
 share..................       --        --           --           --       34,302        --   34,302

                                             March 31, 2001
                                         --------------------------
                                          Actual     As Adjusted(6)
                                         --------    --------------
                                                   (In thousands)
Balance Sheet Data:
Cash and cash equivalents............... $    -- (7)    $ 75,000
Working capital.........................  118,575        193,575
Total assets............................  285,466        360,466
Shareholder's equity....................  235,536        310,536

--------
(1) Includes $121,033 of purchased research and development expense associated with the acquisition of Tylan General, Inc. in 1997 before income taxes.
(2) Includes litigation settlement and restructuring and other charges of $3,666 and $7,120, respectively, before income taxes.
(3)  Includes restructuring and other charges of $(1,221) before income taxes.
(4)  Includes restructuring and other charges of $(320) before income taxes.
(5)  Includes restructuring and other charges of $12,556 before income taxes.
(6) As adjusted to give effect to this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," assuming net proceeds of $101.0 million at an estimated offering price of $16.00 per share.
(7) Millipore uses a centralized approach to cash management and the financing of its operations. Prior to this offering, our cash deposits have been transferred to Millipore on a regular basis and netted against Millipore's equity investment, and all of our cash funding needs have been supplied by Millipore. As a result, none of Millipore's cash, cash equivalents or debt at the corporate level have been allocated to us.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could have a material and negative effect on our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" or similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as those discussed below.

                  Risks Relating to Our Business and Industry

Our business depends substantially on semiconductor industry capital spending, which is characterized by periodic fluctuations that may cause a reduction in demand for our products.

   Our business depends substantially upon the capital expenditures of semiconductor device manufacturers, which in turn depend upon the demand for semiconductors and other products utilizing semiconductors. We estimate that approximately 90% of our sales during 1999 and 2000 were to semiconductor capital equipment manufacturers and semiconductor device manufacturers, and we expect that sales to such customers will continue to account for a substantial majority of our sales. Reductions in demand for the products manufactured by semiconductor capital equipment manufacturers and semiconductor device manufacturers will restrict our ability to grow our business and cause our sales and profitability to decline. Historically, the semiconductor market has been highly cyclical and has experienced periods of overcapacity, resulting in significantly reduced demand for capital equipment used to make semiconductors. For example, the semiconductor industry is currently experiencing a significant decline, which is causing a number of our customers to reduce their orders. The recent downturn has had an adverse effect on our recent operating results. Our net sales for the first quarter of 2001 were $83.0 million, representing a $17.0 million, or 17.0%, decline from our net sales in the fourth quarter of 2000. In addition, our 2001 second quarter net sales were $56.4 million, representing a $26.6 million, or 32%, decline from our net sales in the first quarter of 2001. Our 2001 first quarter and second quarter financial information also reflects a negative currency effect on both sales and profitability due to the declining value of the Japanese yen and the Euro versus the US dollar. We also experienced downturns in 1996 and 1998. During the 1998 downturn, our annual net sales declined approximately $82.9 million, or 31% from the prior year. There is typically a three to six month lag between a change in capital expenditures within the semiconductor industry and the related impact on the demand for our products. If the current downturn continues for any significant period of time, it will inhibit our growth and cause our sales and profitability to decline significantly.

The semiconductor industry is subject to rapid demand shifts which are difficult to predict. As a result, our inability to meet demand in response to these rapid shifts may cause a reduction in our market share.

   Our ability to increase sales of our products, particularly our capital equipment products, depends in part upon our ability to ramp up the use of our manufacturing capacity for such products in a timely manner and to mobilize our supply chain. In order to meet the demands of our customers, we may be required to ramp up our manufacturing capacity in as little as a few months. If we are unable to expand our manufacturing capacity on a timely basis or to manage such expansion effectively, our customers could seek such products from other suppliers, and our market share could be reduced. Because demand shifts in the semiconductor industry are rapid and difficult to foresee, we may not be able to increase capacity quickly enough to respond to such an increase in demand.

Our annual and quarterly operating results are subject to fluctuations as a result of rapid demand shifts and our insignificant level of backlog and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

   Our sales and operating results can vary significantly from quarter to quarter and year to year. Because our expense levels are relatively fixed in the short-term, an unanticipated decline in revenue in a particular quarter could disproportionately affect our net income in that quarter. In addition, we make a substantial portion of our shipments shortly after we receive the order, and therefore we operate with an insignificant level of backlog. As a consequence of the just-in-time nature of shipments and the low level of backlog, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future. Such fluctuations in our results could cause us to fail to meet the expectations of securities analysts or investors, which could cause our share price to decline substantially. We believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance.

Because we are subject to order and shipment uncertainties and many of our costs are fixed, any significant changes, cancellations or deferrals could cause our revenue and profitability to decline or fluctuate.

   As is typical in the microelectronics industry, we do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for reasons beyond our control. Order cancellations or deferrals could cause us to hold inventory for longer than anticipated, which could reduce our profitability, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in our revenue. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments" for a discussion of recent cancellations and rescheduling of orders. Our customers often change their orders multiple times between initial order and delivery. Such changes usually relate to quantities or delivery dates, but sometimes relate to the specifications of the products we are supplying. If a customer does not timely pay for these products, we could incur significant charges against our income. In addition, our profitability may be affected by the generally fixed nature of our costs. Because a substantial portion of our costs are fixed, we may experience and currently are experiencing deterioration in gross margins when volumes decline. From time to time, we make capital investments in anticipation of future business opportunities. We cannot assure you that we will receive the anticipated business. If we are unable to obtain the anticipated business, our revenue and profitability may decline.

If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

   We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers, including the transition from the use of 200 millimeter wafers to 300 millimeter wafers, the shrinking of integrated circuit line-widths and the use of new classes of materials, such as copper, titanium nitride and organic and inorganic dielectric materials, which are materials that have either a low or high resistance to the flow of electricity. This requires that we successfully anticipate and respond to technological changes in manufacturing processes in a cost-effective and timely manner. Our inability to develop the technical specifications for any of our new products or enhancements to our existing products or to manufacture and ship these products or enhancements in volume in a timely manner could harm our business prospects and significantly reduce our sales. In addition, if new products have reliability or quality problems, we may experience reduced orders, higher manufacturing costs, delays in acceptance and payment, additional service and warranty expense and damage to our reputation.

Our competitive position will be weakened if semiconductor device manufacturers do not require semiconductor capital equipment manufacturers to design our products into new generations of their equipment.

   New products designed by semiconductor capital equipment manufacturers typically have a lifespan of five to ten years. Our competitive success depends on our products being designed into new generations of equipment for the semiconductor industry. In some cases, semiconductor device manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, our success will depend in part on our ability to have semiconductor device manufacturers specify that our products be used at their semiconductor fabrication facilities. If our products are not specified by our customers, our net sales may be reduced during the lifespan of our customers' products.

Because our sales are concentrated on a small number of key customers, our revenue and profitability may materially decline if one or more of our key customers do not continue to purchase our existing and new products in significant quantities.

   We depend and expect to continue to depend on a small number of customers for a large portion of our business, and changes in our customers' orders have had a significant impact on our operating results. In 1998, 1999, 2000 and the three months ended March 31, 2001, our top customer accounted for approximately 11%, 13%, 18% and 17%, respectively, of our net sales. In those same periods, sales to our ten largest customers accounted for approximately 29%, 31%, 39% and 38%, respectively, of our net sales. In addition, we sell products to systems integrators who then sell components, which include our products, to some of our major customers. If any one of our key customers decides to purchase significantly less from us or to terminate its relationship with us, our revenue and profitability may decline significantly. We could lose our key customers or significant sales to our key customers because of factors beyond our control, such as a significant disruption in our customers' businesses generally or in a specific product line. For example, we are currently experiencing softening demand for our products as a result of the downturn in the semiconductor industry. These customers may stop incorporating our products into their products with limited notice to us and suffer little or no penalty for doing so. In addition, if any of our customers merge, we may experience lower overall sales from the merged companies. Because one of our strategies has been to develop long-term relationships with a few key customers in the product areas in which we focus and because we have a long product design and development cycle for most of our products and prospective customers typically require lengthy product qualification periods prior to placing volume orders, we may be unable to replace these customers quickly or at all.

Competition from existing or new companies in the microelectronics industry could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.

   We operate in a highly competitive industry. We compete against many domestic and foreign companies that have substantially greater manufacturing, financial, research and development and marketing resources than we do. In addition, some of our competitors may have more developed relationships with our existing customers than we do, which may enable them to have their products specified for use more frequently by these customers. We also face competition from the manufacturing operations of our current and potential customers, who continually evaluate the benefits of internal manufacturing versus outsourcing. As more original equipment manufacturers dispose of their manufacturing operations and increase the outsourcing of their products to liquid and gas delivery system and other component companies, we may face increasing competitive pressures to grow our business in order to maintain our market share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities and a loss of market share.

We conduct a significant amount of our sales activity and manufacturing efforts outside the United States, which subjects us to additional business risks and may cause our profitability to decline due to increased costs.

   Sales by our international subsidiaries to customers outside the United States accounted for approximately 64% of our net sales in the three months ended March 31, 2001, 61% of our net sales in 2000, 61% of our net sales in 1999 and 57% of our net sales in 1998. We anticipate that international sales will continue to account for a majority of our net sales. In addition, a number of our key domestic customers derive a significant portion of their revenues from sales in international markets. We also manufacture a significant portion of our products outside the United States and are dependent on international suppliers for many of our parts. We intend to continue to pursue opportunities in both sales and manufacturing internationally. Our international operations are subject to a number of risks and potential costs that could adversely affect our revenue and profitability, including:

  . the transition of between 10% and 20% of our manufacturing operations to our new facility to be opened outside the United States in late 2001 or early 2002;

  . unexpected changes in regulatory requirements that could impose additional costs on our operations or limit our ability to operate our business;

  . greater difficulty in collecting our accounts receivable and longer payment cycles than is typical in domestic operations;

  . changes in labor conditions and difficulties in staffing and managing foreign operations; and

  .  political and economic instability.

   In the past, we have incurred costs or experienced disruptions due to the factors described above and expect to do so in the future. For example, our operations in Asia, and particularly Korea, Taiwan and Japan, have been negatively impacted in the past as a result of regional economic instability, most recently in 1998. In addition, Taiwan accounts for a growing portion of the world's semiconductor manufacturing. There are currently strained relations between China and Taiwan. Any adverse developments in those relations could significantly disrupt the worldwide production of semiconductors, which would lead to reduced sales of our products.

Fluctuations in the value of the US dollar in relation to other currencies may lead to lower gross margins or may cause us to raise prices, which could result in reduced sales.

   Exchange rate fluctuations could have an adverse effect on our net sales and results of operations. Approximately 61% of our net sales in 2000 and 64% of our net sales in the first quarter of 2001 were denominated in foreign currencies. Unfavorable currency fluctuations could require us to increase prices to foreign customers, which could result in lower net sales by us to such customers. Alternatively, if we do not adjust the prices for our products in response to unfavorable currency fluctuations, our profitability could decline. In addition, sales made by our foreign subsidiaries are denominated in the currency of the country in which these products are sold, and the currency we receive in payment for such sales could be less valuable at the time of receipt versus the time of sale as a result of exchange rate fluctuations.

If we need to shift the production of any of our products to a different manufacturing facility, we could face additional costs and delays that could prevent us from meeting our customers' demands.

   While we have the capability to manufacture our products in multiple facilities, the transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period. We anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. The manufacture of our products is highly complex and requires sophisticated and costly equipment, and we might not be able to successfully transition the production to a different facility. As a result, any prolonged disruption in the operations of any of our manufacturing facilities or any unforseen delays in shifting manufacturing operations to our new facility to be opened outside the United States, whether due to technical or labor difficulties, destruction or damage to the facility or other reasons, could result in increased costs and reduced revenues and profitability and could harm our prospects.

We incur significant cash outlays over lengthy time periods in order to research, develop, manufacture and market new products, which may never reach market or may have limited market acceptance.

   We make significant cash expenditures to research, develop and market new products. For example, we incurred $23.2 million of research and development expense in 2000. The development period for a product can be as long as three years. Following development, it may take an additional two to three years for the market size of that product to reach a substantial level. We cannot be certain of the success of a new product. A product concept may never progress beyond the development stage or may only achieve limited acceptance in the marketplace. Under such circumstances, we do not receive a direct return on our expenditures and may not even realize any indirect benefits. Additionally, capacity expansion may be necessary in order to manufacture a new product. If sales levels do not increase to offset the additional fixed operating expenses associated with any such expansion, our revenue and profitability could decline and our prospects could be harmed.

We depend on our suppliers, some of which are the sole source for our raw materials and components, and our production would be substantially curtailed if these suppliers are not able to meet our demands and alternative sources are not available.

   We purchase raw materials and components from third parties to complete our customers' orders, and some of these raw materials and components are ordered from sole-source suppliers. Although we work with our customers and suppliers to minimize the impact of shortages in raw materials and components, we sometimes experience short-term adverse effects due to price fluctuations and delayed shipments. In the past, there have been industry-wide shortages of electronic components, particularly memory and logic devices. If a significant shortage of raw materials or components were to occur, we may have to delay shipment. Supply shortages of particular components will likely substantially curtail production of products using these components. In addition, while most of our significant customer contracts permit periodic reviews of pricing based on decreases and increases in the prices of raw materials and components, we are not always able to pass on price increases to our customers and significant price increases from our suppliers could cause our profitability to decline. The loss of any of these or other significant suppliers, delays in shipments, the inability of a supplier to meet performance and quality specifications or delivery schedules or our inability to pass along price increases could cause our revenue and profitability to decline significantly.

We may acquire other businesses or form joint ventures that could negatively affect our profitability, increase our debt and dilute your ownership of our company.

   As part of our business strategy, we expect to address gaps in our product offerings, diversify into complementary product markets or pursue additional technology and customers through acquisitions or joint ventures. As a result, we may enter markets in which we have no or limited prior experience. Competition for acquiring attractive businesses in our industry is substantial. In executing this part of our business strategy, we may experience difficulty in identifying suitable acquisition candidates or in completing selected transactions at appropriate valuations. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we could assume unknown or contingent liabilities or experience negative effects on our reported results of operations from acquisition-related charges and amortization of acquired technology, goodwill and other intangibles. We may experience difficulties in operating in foreign countries or over significant geographical distances and in retaining key employees or customers of an acquired business, and our management's attention could be diverted from other business issues. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all, and we may not realize the benefits of any acquisition or joint venture.

We may not have financing for future strategic acquisitions and we may be limited in the amount of equity we can issue in acquisitions, which may prevent us from addressing gaps in our product offerings, improving our technology or increasing our manufacturing capacity.

   If we are able to identify acquisition candidates, we may finance such acquisitions with substantial debt or with potentially dilutive issuances of equity securities. Our ability to successfully complete acquisitions in the future will depend upon the availability of financing and the market value of our stock. In particular, we expect to fund future acquisitions in whole or in part by issuing additional equity. If the price of our equity is low or volatile, we may not be able to acquire other companies. Further, any equity issued would dilute your ownership of us. Also, under applicable tax rules related to tax-free spinoff transactions, we will be significantly limited for at least two years in our ability to issue shares of our common stock for acquisitions.

   Our acquisition strategy could require us to incur substantial amounts of indebtedness. As of June 30, 2001, we had no debt outstanding other than amounts outstanding under the separation revolving credit agreement, which will be repaid with the proceeds of this offering. Our future level of indebtedness could have consequences for our business, including:

  . greater vulnerability to the cyclical nature of our industry and the effects of rapid demand shifts affecting our business;

  . dedication of a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for working capital, capital expenditures or acquisitions which may be attractive to us; and

  . reduced flexibility in planning for, or reacting to, changes in our business and industry.

   Furthermore, if we raise funds through the issuance of debt, the debt securities issued will likely have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation or otherwise, and the terms of the debt securities may impose restrictions on our operations. We cannot assure you that financing for acquisitions will be available on terms acceptable to us, or at all, and if we need to incur debt for acquisitions or any other purpose prior to the distribution, we will be restricted by the terms of Millipore's existing indebtedness.

Loss of any of our key personnel could hurt our business because of their experience in the microelectronics industry and their technological expertise. Similarly, our inability to attract and retain new qualified personnel could inhibit our ability to operate and grow our business successfully.

   We depend on the services of our key senior executives and other technological experts because of their experience in the microelectronics industry and their technical expertise. The loss of the services of one or several of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In particular, after our separation from Millipore, we will have to develop and implement a new administrative and managerial infrastructure. Our future success depends on the successful development and implementation of this infrastructure and our ability to expand, integrate and retain our management team. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with the acquisition.

If we are unable to protect our intellectual property rights, our business and prospects could be harmed.

   Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal product families. We rely, in part, on patent, trade secret and trademark law to protect that technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties. We have obtained a number of patents relating to our products and have filed applications for additional patents. We cannot assure you that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, and disputes as to ownership of intellectual property may arise. In addition, if we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue. Furthermore, there can be no assurance that third parties will not design around our patents.

Protection of our intellectual property rights may result in costly litigation.

   We may from time to time be required to institute litigation in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights. For example, in 1998, we settled a patent lawsuit in which each party claimed infringement of a patent by the other. In connection with the settlement, we incurred a charge of approximately $3.7 million and agreed to a cross-license of the two patents at issue. In connection with future intellectual property infringement claims, we will not have the benefit of asserting counterclaims based on Millipore's intellectual property portfolio, and we will not be able to offer licenses to Millipore's intellectual property in order to resolve claims.

Our ability to manufacture and sell our products and develop new products in response to competitive pressures could be restricted or delayed, and we could incur significant expenses, if we are unable to obtain necessary licenses to the proprietary technology of others.

   We license and will continue to license technology used in the manufacture and distribution of our products from third parties. Our inability to acquire any third-party licenses, or integrate the related third-party technologies into our products, could result in delays in our product developments and enhancements until equivalent technologies can be identified, licensed or integrated. We may also require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will be available to us on commercially reasonable terms, if at all.

If we infringe on the proprietary technology of others, our business and prospects could be harmed.

   Our commercial success will depend, in part, on our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. If we are required to obtain a license from a third party, there can be no assurance that we will be able to do so on commercially favorable terms, if at all. We are currently a defendant in a lawsuit in Japan instituted by Kurabo Industries Ltd. regarding the alleged infringement of one of its Japanese patents. Kurabo Industries Ltd. has alleged $11 million in damages and is seeking an injunction against our future use of the technology at issue. There can be no assurances that we will prevail in this litigation. If we do not prevail in this litigation, products representing up to 4% of our sales in 2000 could be affected by an injunction. The patent at issue expires in 2003.

We are subject to a variety of environmental laws which could cause us to incur significant expenses.

   In addition to other regulatory requirements affecting our business, we are subject to a variety of federal, state, local and foreign regulatory requirements relating to the use, disposal, clean-up of, and human exposure to, hazardous chemicals. We generate and handle materials that are considered hazardous waste under applicable law. If we fail to comply with any present or future regulations, we could be subject to future liabilities or the suspension of production. In addition, compliance with these or future laws could restrict our ability to expand our facilities or build new facilities or require us to acquire costly equipment, incur other significant expenses or modify our manufacturing processes.

                 Risks Related to our Separation from Millipore

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of our historical or future results.

   We do not have an operating history as an independent company. Millipore did not account for us, and we were not operated, as a stand-alone entity for the periods presented. The historical combined financial information we have included in this prospectus has been derived from Millipore's consolidated financial statements and may not be indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a stand-alone entity for the periods presented. This is primarily a result of the following factors:

  . our historical combined financial statements reflect allocations, primarily with respect to general corporate and research expenses. These allocations may be less than the general corporate and research expenses we will incur in the future as a stand-alone company; and

  . our historical combined financial statements do not reflect the significant changes that we expect to occur in the future as a result of our separation from Millipore, this offering and the distribution, including changes in how we fund our operations, conduct research and tax planning and manage employee matters. Following our separation from Millipore, we expect to incur incremental non-recurring operating costs and expenses associated with increased marketing expenses related to establishing a new brand identity, legal fees, retention bonuses, increased depreciation due to decreases in the estimated useful lives of fixed assets and leasehold improvements and other separation related costs. In 2001 and 2002, we expect to incur approximately $10.5 million of such expenses associated with our separation from Millipore.

We have no history operating as a stand-alone company, and we may be unable to make the changes necessary to operate as a stand-alone company, or we may incur greater costs as a stand-alone company that may cause our profitability to decline.

   Prior to our separation, Millipore conducted our business as a division through various subsidiaries rather than as a stand-alone company. In addition, Millipore performed various corporate functions for us, including the following:
  . information technology;
  . finance and accounting;
  . public relations;
  . employee relations;
  . investor relations; and
  . legal and tax functions.

   Until the distribution, and in some cases even after the distribution, we will rely on Millipore for various transitional services, as described under "Arrangements Between Mykrolis and Millipore--Master Transitional Services Agreement." We currently use Millipore's systems to support our operations, including systems for managing inventory, order processing, human resources, shipping, accounting, payroll and internal computing operations. Many of these systems are proprietary to Millipore and are very complex. These systems have been modified, and are in the process of being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data. We are in the process of creating our own systems and business functions to replace many of the systems and business functions that Millipore provides us. We may not be successful in implementing these systems or transitioning data from Millipore's systems to ours in a timely manner. If we do not have in place our own systems and business functions or if we do not have agreements with other providers of these services once our transitional services agreement with Millipore expires, we may not be able to effectively operate our business, and our profitability may decline.

   Any failure or significant downtime in Millipore's or our own information systems could prevent us from taking customer orders, shipping products or billing customers and could cause delays in production and delivery of our products and could harm our business and prospects. In addition, Millipore's and our information systems require the services of employees with extensive knowledge of these information systems and the business environment in which we operate.

We currently use Millipore's operational and administrative infrastructure, and our ability to satisfy our customers and operate our business will suffer if we do not develop our own infrastructure quickly and cost effectively.

   We have identified facilities in Bedford, Massachusetts for operational and administrative use following the separation, and we currently have office space in Millipore's Bedford, Massachusetts campus. We have entered into arrangements with Millipore under the master transitional services agreement to continue to use its facilities until we can transition all of our personnel and equipment to our new facilities. This transition is expected to be completed on or after the distribution date. We are building an independent business infrastructure following our separation from Millipore, and we expect to make capital expenditures of approximately $8 million for renovations to laboratory and office space at our headquarters facility in Bedford, Massachusetts, and approximately $14 million in connection with the opening of a new manufacturing facility outside the United States. If we are unable to successfully transition our operations to these new facilities and build our independent business infrastructure in a timely fashion, we may incur significant additional costs and our business and prospects will be harmed.

We currently use Millipore's manufacturing infrastructure, and our ability to meet our customer's demands will suffer if we do not successfully transition our manufacturing requirements to our own facilities.

   We are in the process of transitioning our manufacturing capabilities from Millipore facilities to our own facilities and have entered into transition agreements with Millipore relating to the manufacture and distribution of specified products for limited periods of time. Pursuant to our worldwide manufacturing rationalization plan, we are in the process of consolidating a number of our existing manufacturing facilities. We anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and anticipate moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. The new facility is expected to replace manufacturing capacity that we will lose as a result of our exit from the Jaffrey, New Hampshire facility as part of the separation. With respect to our new manufacturing facility outside the United States, there can be no assurance that we will be able to identify an acceptable location or enter into an agreement for such facility on favorable terms or at all. In addition, even if we obtain an acceptable facility, we may face unforeseen delays or costs in transitioning our manufacturing activities to this facility. As a result of the disruption to our manufacturing process we may face unforeseen production delays. Any disruption to our production capacity could prevent us from meeting our customers' delivery requirements and could harm our business.

Following our separation from Millipore, we will not have access to the research and development resources that were previously available to us, which could limit our research and development activities, thereby inhibiting our ability to develop new products in response to competitive pressures and harming our business and prospects.

   Prior to our separation from Millipore, many research and development projects were conducted through the centralized Millipore research group. Following our separation from Millipore, while our research and development personnel have been transferred to us in accordance with the terms of the separation agreements, we do not have access to any other resources or personnel in Millipore's research group other than in specific limited circumstances outlined in our research agreement with Millipore. This agreement is described in greater detail under the caption "Arrangements between Mykrolis and Millipore--Research Agreement." As a result, we will not have access to all of the research and development facilities and resources that were previously available to us, and we may not be able to manage projects as successfully as we have in the past. If we are unable to continue to successfully develop new products and technology through internal research and development activities, we may not be able to maintain our market position or successfully grow our business and our business and prospects may be harmed.

Our agreements with Millipore limit our ability to use Millipore's technology to fields of use in the microelectronics industry and may prevent us from expanding our business beyond the microelectronics industry.

   Our use of Millipore's technology is governed by the separation agreements, such as the master patent license agreement and the master trade secret and know-how agreement. The licenses granted by these agreements prohibit our use of Millipore's technology in fields of use outside of the microelectronics industry. In general, where technology is used both by Millipore in the manufacture of its products and by us in the manufacture of our products, Millipore retained ownership of the technology and granted to us a license to use the technology limited to fields of use in the microelectronics industry. In some cases, Millipore transferred ownership of the technology to us and retained an exclusive license to the technology in its fields of use in the biopharmaceutical and related industries. Under the master patent license agreement and the master trade secret and know-how agreement, we may sell products using Millipore's technology only to customers in the microelectronics industry, as defined in the agreements, and we may not transfer the technology except in limited circumstances. These restrictions could limit our ability to expand our business into markets outside the microelectronics industry, which could limit our growth.

Prior to the anticipated distribution, Millipore will have substantial control over our business operations.

   Prior to this offering, Millipore held all of our outstanding common stock, and after the offering, Millipore will beneficially own approximately 82.3% of the outstanding shares of our common stock and 80.1% if the underwriters fully exercise their over-allotment option. As a result, Millipore has significant control over our business, policies and affairs. For example, Millipore has the power to appoint new management, prevent or cause a change of control, alter the terms of our separation agreements with Millipore, allocate business opportunities that may be suitable for us and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. The interests of Millipore may differ from your interests or the interests of other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the distribution of our stock to the Millipore stockholders, and Millipore may not complete the distribution of our stock to Millipore's stockholders. Millipore is not prohibited from selling a controlling interest in us to a third party.

Because the distribution is subject to conditions, the distribution may not occur and we may not achieve many of the expected benefits of our separation, we may lose many of our employees and our business and stock price may suffer.

   Millipore currently intends that, subject to obtaining approval by the Millipore board of directors, it will distribute to its stockholders all of our common stock that it owns approximately six months after this offering. However, Millipore is not obligated to make such a distribution, and the distribution may not occur by that time or at all. Millipore has advised us that it would not complete the distribution if its board of directors determines that the distribution is no longer in the best interest of Millipore and its stockholders. Millipore's distribution will also be contingent upon Millipore's obtaining amendments to the covenants contained in its debt agreements. Millipore has received a ruling from the Internal Revenue Service that the distribution will be tax-free to Millipore stockholders and that our separation from Millipore qualifies as a reorganization. Until this distribution occurs, the risks relating to Millipore's control of us will continue to be relevant to our stockholders. If the distribution is delayed or not completed at all, the liquidity of our shares will be severely constrained unless and until Millipore elects to sell some of its significant ownership. Other than the underwriter lock-up agreement, there are no limits on these sales and the sale or potential sale by Millipore could adversely affect the market price of our stock. In addition, because of the limited number of publicly-traded shares of our common stock until the distribution occurs, relatively small trades of our stock will have a disproportionate effect on our stock price. Also, if Millipore does not distribute its shares, we may face significant difficulty hiring and retaining key personnel, many of whom may be attracted by the potential of operating our business as a fully independent entity.

We will not be able to rely on Millipore to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

   In the past, our capital needs have been satisfied by Millipore. However, following the consummation of this offering, Millipore will no longer provide funds to finance our working capital or other cash requirements. We cannot assure you that financing from other sources, if needed, will be available on favorable terms or at all. We will likely not be able to obtain financing with interest rates as favorable as those that Millipore could obtain. In addition, following our separation from Millipore but prior to the distribution by Millipore of our capital stock owned by them, we will be subject to the restrictive covenants contained in Millipore's existing debt agreements, which will restrict our ability to incur debt. With limited exceptions, the terms of Millipore's debt agreements will prohibit us from creating or incurring any lien on our properties or assets prior to the time that Millipore owns less than 50% of our capital stock. Similarly, the indentures governing Millipore's publicly-traded bonds prohibit us, until such time as Millipore owns less than 50% of our capital stock, from creating or incurring any lien on our properties or assets unless Millipore's bonds are secured by an equal and ratable lien on the same properties or assets. As described more fully under "Management's Discussion and Analysis of Financial Conditions and Results of Operations-- Liquidity and Capital Resources," we anticipate obtaining a short-term line of credit of up to $35 million following this offering. However, we may not be able to obtain this line of credit on favorable terms or at all and these covenants may limit or restrict our ability to obtain a short-term line of credit prior to the distribution.

If the transitional services being provided to us by Millipore are not sufficient to meet our needs, or if we are not able to replace these services after our agreements with Millipore expire, we will be unable to manage critical operational functions of our business.

   Millipore has agreed to provide transitional services to us, including services related to:

  .  information technology support services;

  .  supply chain management;

  .  human resources administration;

  .  research and development;

  .  product order administration;

  .  customer support;

  .  manufacture of membranes;

  .  product distribution;

  .  buildings and facilities, including office and manufacturing space;

  .  treasury services; and

  .  legal, finance, tax and accounting services.

   Although Millipore is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of Millipore, and we may not be able to obtain the same benefits. These transitional service arrangements generally have a term of five years following the separation in the case of manufacturing and research services and one year following the separation in most other cases. After the expiration of these various arrangements, we may not be able to replace the transitional services or enter into appropriate leases or other agreements in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Millipore. In particular, the manufacture of membranes involves the use of proprietary processes and equipment that belong to Millipore. As a result, after the expiration of the membrane manufacture agreement, we must acquire or design our own manufacturing equipment and develop our own processes to replace these proprietary processes and equipment.

   These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Millipore. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves and accordingly, following the expiration of our agreements with Millipore, our costs to procure these services may increase.

Our directors and executive officers may have conflicts of interest because of their ownership of Millipore common stock and because one is also a director and non-executive chairman of Millipore.

   Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Millipore common stock and options to purchase Millipore common stock. In addition, their unvested options to purchase Millipore common stock may not convert into options to purchase our common stock if the distribution does not occur. Ownership of Millipore common stock by our directors and officers after our separation from Millipore could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Millipore and us. In addition, C. William Zadel, our Chairman and Chief Executive Officer and one of our directors, is also the Chairman, Chief Executive Officer and a director of Millipore. Upon consummation of this offering, Mr. Zadel will resign as Chief Executive Officer of Millipore but will continue to serve as non-executive chairman of Millipore. He will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both Millipore and us. Because our certificate of incorporation provides, in accordance with Section 122(17) of the Delaware General Corporation Law, that we have renounced any interest in future business opportunities that are presented to Millipore, its subsidiaries other than us, or our officers or directors who are also employees or directors of Millipore or its subsidiaries other than us at the time the opportunity is presented, these conflicts may not ultimately be resolved on favorable terms for us. In addition, because Section 122(17) of the Delaware General Corporation Law was only recently enacted, there is no case law testing the statutory provision and little other guidance interpreting it. As a result, the Delaware courts may interpret the statute in the future in a manner not anticipated by Millipore or us or the statute may be modified or amended in the future in a manner not anticipated by Millipore or us.

We may have potential business conflicts of interest with Millipore with respect to our past and ongoing relationships and, because of Millipore's controlling ownership, we may not resolve these conflicts on the most favorable terms to us.

   Conflicts of interest may arise between Millipore and us in a number of areas relating to our past and ongoing relationships, including:

  . labor, tax, employee benefit, intellectual property, indemnification and other matters arising from our separation from Millipore;

  .  employee retention and recruiting;

  . the sale or distribution by Millipore of all or any portion of its ownership interest in us;

  . the nature, quality and pricing of transitional services Millipore has agreed to provide us;

  .  business opportunities that may be attractive to both Millipore and us;
     and

  . the terms of the non-competition provisions contained in the separation agreements between Millipore and us, which govern Millipore's ability to compete with us.

   We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with Millipore may be amended upon agreement between the parties. While we are controlled by Millipore, Millipore may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements.

Our ability to engage in acquisitions and other strategic transactions using our stock is subject to limitations because of the federal income tax requirements for a tax-free distribution.

   For the distribution of our stock by Millipore to qualify as tax-free to Millipore and its stockholders, Millipore must own at least 80% of the voting power of our voting stock at the time of the distribution. In order to satisfy the requirements for a tax-free distribution, we may not issue additional stock prior to the distribution if it would reduce Millipore's voting power below this 80% threshold. If the underwriter's over-allotment option is exercised in full, we will have issued stock representing approximately 19.9% of our voting power in the offering. Thus, before the distribution, we may issue to persons other than Millipore only a limited amount of our stock in acquisitions or otherwise without affecting the tax-free status of the distribution.
In addition, for the distribution of our stock by Millipore to qualify as tax-free to Millipore, there must not be a change in ownership of 50% or more in either the voting power or value of either our stock or Millipore's stock that is considered to be part of a plan or a series of related transactions related to Millipore's intended distribution of our stock to its stockholders. For this purpose, a change in ownership may include the issuance of our common stock or Millipore's common stock in acquisitions and other similar strategic transactions or for compensation of employees and others. If there is a direct or indirect acquisition of our stock or Millipore's stock by one or more persons during the four-year period beginning two years prior to and ending two years after the distribution, it will be presumed to be part of a plan or a series of related transactions related to Millipore's intended distribution of our stock, and the distribution will be taxable to Millipore unless the presumption is successfully rebutted. The direct or indirect acquisition of our stock can include open market transactions. As a result, if within two years of the distribution any person or group of persons acting pursuant to a coordinated plan acquires 50% or more of our common stock, including through open market transactions, that is part of a plan or series of related transactions with the distribution by Millipore of our common stock, the distribution will be taxable to Millipore. Pursuant to our tax sharing agreement with Millipore, we may be responsible for the tax imposed on Millipore if the distribution fails to qualify as tax-free. For the above reasons, we are limited in our ability to use our stock for acquisitions and other similar strategic transactions or for compensation of employees and others. Many of our competitors have issued their stock to complete acquisitions, to expand their product offerings and speed the development of new technology, and to attract and retain employees and other key personnel. Therefore, these competitors may have a significant competitive advantage over us.

We may be responsible for income tax liabilities that relate to the proposed distribution of shares of our common stock by Millipore.

   Millipore has received a tax ruling from the IRS to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes. The tax ruling is binding on the IRS, and can be relied upon by Millipore provided that the factual representations and assumptions made in Millipore's request are true. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

   Our tax sharing agreement with Millipore provides that we will be responsible for certain taxes imposed on Millipore, us or our respective subsidiaries if (i) we or one or more of our shareholders are responsible for the distribution's failure to qualify for tax-free treatment, or (ii) the distribution of our shares subsequently becomes taxable to Millipore as a result of a change of ownership of 50% or more of the voting power or value of our stock. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules we might inadvertently cause or permit a change of ownership to occur, triggering our obligation to indemnify Millipore pursuant to the tax sharing agreement. In addition, our obligation to indemnify Millipore in the event that a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire our company. If the distribution by Millipore was determined to be taxable, the U.S. federal income tax payable by Millipore as a result of the distribution for which we have agreed to indemnify Millipore would be equal to 35% of the difference between the market value of the distributed stock on the date of the distribution and the tax basis of such stock. Assuming a market value of $16.00 per share for the distributed stock, the U.S. federal income tax payable by Millipore would equal approximately $128.3 million. If we were required to pay any of the taxes described above, the payment would significantly harm our business, financial position, results of operations and cash flow.

We have agreed to convert the unvested Millipore stock options held by our directors, officers and employees as of the distribution date into options to purchase shares of our common stock at a conversion rate based on the then market prices of the shares and any significant increase in the price of Millipore's common stock or decrease in our stock price prior to the distribution date could result in additional dilution to stockholders purchasing shares in this offering.

   Many of our directors, officers and employees have unvested options to purchase Millipore common stock that will convert into options to purchase our common stock at the time of the distribution. These options will be converted using a formula that is based on the relative values of Millipore common stock and our common stock at the time of the conversion, which we expect to be at the time the distribution occurs. Because our conversion obligation depends on the value of these stocks, the number of our shares to be issued cannot be determined at this time. Our obligation could result in a significant number of our shares being subject to substituted awards, depending on the values of Millipore common stock and our common stock at the time of conversion. Please see "Management--Treatment of Millipore Options" for more detailed information about the number of these Millipore options held by our employees and about how they will be converted into options based on our common stock.

   Risks Related to the Securities Markets and Ownership of Our Common Stock

Substantial sales of common stock, including sales by index funds, may occur in connection with the distribution, which could cause our stock price to decline.

   If Millipore distributes all of the shares of our common stock that it owns to Millipore stockholders after this offering, substantially all of these shares will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution, or by Millipore if the distribution does not occur. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. A portion of Millipore's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If our stock is not included in these indices at the time of Millipore's distribution of our common stock, these index funds will be required to sell our stock that they receive in the distribution. As of March 31, 2001, index funds held less than 5% of Millipore's common stock. Some other institutional stockholders are not allowed by their charters to hold stock of companies that do not pay dividends. Because we currently do not intend to pay dividends, we expect that these stockholders will sell the shares of our common stock distributed to them. As of March 31, 2001, approximately 85% of Millipore's common stock was held by institutional investors, including index funds. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could cause the market price of our common stock to decrease. Millipore has the sole discretion, subject to the underwriter lock-up agreement, to determine the timing, structure and terms of its distribution of our common stock, all of which may also affect the level of market transactions in our common stock.

Our securities have no prior market, and we cannot assure you that our stock price will not decline after the offering.

   Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

  .  quarterly variations in our operating results;

  . changes in revenue or earnings estimates or publication of research reports by analysts;

  .  speculation in the press or investment community;

  . strategic actions by us or our competitors, such as acquisitions or restructurings;

  . actions by institutional stockholders or by Millipore prior to its distribution of our stock;

  .  general market conditions; and

  . domestic and international economic factors unrelated to our performance.

   The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decrease. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

Provisions in our charter documents, Delaware law, the Internal Revenue Code relating to Millipore's distribution of our common stock and our shareholder rights plan, when implemented, may delay or prevent an acquisition of us, which could decrease the value of your shares.


   Our certificate of incorporation and bylaws, Delaware law and, when implemented, our shareholder rights plan contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by Millipore. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Our shareholder rights plan, when implemented, will permit our stockholders to purchase shares of our common stock at a 50% discount upon the occurrence of specified events, including the acquisition by anyone of 15% or more of our common stock, unless such event is approved by our board of directors. Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer.

   In addition, an acquisition or further issuance of our common stock could trigger the application of Section 355(e) of the Internal Revenue Code or prevent Millipore from distributing "control" of us as defined in Section 368(c) of the Internal Revenue Code. For a discussion of Section 355(e) and
Section 368(c), please see "Our Separation from Millipore--Tax Limitations on Additional Issuances of Our Stock." Under the tax sharing agreement, we would be required to indemnify Millipore for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable.

Participants in our directed share program must hold their shares for a minimum of 30 days following the date of this prospectus and accordingly will be subject to market risks not imposed on other investors in the offering.

   At our request, the underwriters have reserved up to 5% of the common stock offered hereby for sale to our employees, families and friends of directors and executive officers and other persons having business relationships with us. As a condition to the purchase of reserved shares, the purchasers will be required to agree that they may not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 30 days after the date of this prospectus. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect and limitations on such purchasers' ability to transfer the shares for tax planning purposes or otherwise.

The initial public offering price is significantly higher than the book value of our common stock, and you will experience immediate and substantial dilution in the value of your investment.

   The initial public offering price per share significantly exceeds our net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of $8.77 per share, based on an estimated offering price of $16.00 per share after deducting estimated underwriting discounts and offering expenses and after application of the net proceeds as set forth under "Use of Proceeds", meaning that your share of our net tangible book value immediately following this offering will be less than the price that you paid for our common stock in this offering. As a result, unless we are able to increase our net tangible book value per share through income from operations or otherwise, upon a liquidation of Mykrolis at net tangible book value, you would receive less than the price that you paid for our common stock in this offering while Millipore would receive more than its cost for its shares of Mykrolis. See "Dilution."

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

   Following the consummation of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence over matters on which our stockholders vote. In addition, if the issuances are made at prices that reflect a discount from the then current trading price of our common stock, your interest in the book value of our common stock might be diluted.

                    FORWARD-LOOKING STATEMENTS; MARKET DATA

   The matters discussed in this prospectus, as well as in future oral and written statements by management of Mykrolis, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. When used herein or in such statements, the words "anticipate," "believe," "estimate," "expect," "may," "will," "should" or the negative thereof and similar expressions as they relate to Mykrolis or our management are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

   This prospectus also contains third-party estimates and data regarding the size and growth of the semiconductor and semiconductor capital spending markets. These market data have been included in a report published on May 16, 2001 by Gartner, Inc., an independent market research company, entitled "Worldwide Semiconductor Forecast and Trends, Spring 2001: Downpour on the Party" and a report published on July 12, 2001 by Gartner, Inc. entitled "Semiconductor Capital Spending and Equipment Market Outlook: 2001 is a Write-Off But 2002 Could Bring a New Dawn". These data include projections that are based on a number of assumptions, including increasing worldwide use of semiconductors. Actual results may differ from the projections and these markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our common stock.

                         OUR SEPARATION FROM MILLIPORE

Overview

   On October 3, 2000, Millipore announced its plan to make its microelectronics operating division, which was subsequently organized as Mykrolis, an independent, publicly-traded company focused on the microelectronics industry. Until the completion of this offering, we will be a wholly-owned subsidiary of Millipore. The separation of our business from Millipore, including the transfer of related assets, liabilities and intellectual property rights, was effected as of March 31, 2001.

Benefits of the Separation Following the Distribution

   We believe that the benefits we will realize as a result of our separation from Millipore include the following:

   More Capital Planning Flexibility. As a separate company, we will have enhanced capital planning flexibility. We will be able to have direct access to the capital markets to issue debt or equity securities and to use our own stock to facilitate growth through acquisitions. Moreover, we will no longer have to compete with other business units of Millipore for funding from Millipore.

   Greater Strategic Focus. In addition to the microelectronics business, Millipore generates significant revenue from other lines of products, including biopharmaceutical, life sciences, laboratory and food and beverage products. Our focus will be on developing businesses and strategic opportunities for microelectronics products. This effort will be supported by our board of directors, management team and employees.

   Increased Speed and Responsiveness. As a company smaller than Millipore, we will focus on one line of business. As a result, we expect to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than we could as a part of a larger organization. As a result, we expect to be more responsive to customers and suppliers.

   Better Incentives for Employees and Greater Accountability. We expect that the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. Our separation from Millipore will enable us to offer our employees compensation directly linked to the performance of the microelectronics business, which we expect to enhance our ability to attract and retain qualified personnel.

Disadvantages of the Separation Following the Distribution

   Our separation from Millipore entails a number of significant disadvantages, including the following:

   Reduced Diversification of Revenues. As a separate company focused on the microelectronics industry, our revenues will be more closely tied to market conditions in that industry and, during market downturns such as the one currently affecting the microelectronics industry, our revenues and income will likely be more negatively impacted than if we had a more diversified business. As a result, during market downturns in the microelectronics industry, we will not be able to rely on alternative revenue streams previously available to us from Millipore to fund our cash needs.

   Reduced Economies of Scale. As a company smaller than Millipore, we will not be able to realize the same economies of scale in purchasing raw materials, manufacturing and distributing our products, maintaining our facilities and providing sales and service support to our customers. In addition, we will no longer be able to benefit from Millipore's market presence when negotiating terms for our leases, supply agreements or other contracts and we may not be able to achieve as favorable pricing terms as were available to us as part of Millipore.

   Reduced Availability of Resources. As a separate company, we will not have access to the breadth and depth of resources previously available to us as a part of Millipore. For example, we will have fewer employees and more limited research and development facilities and expertise. In addition, while we will have more capital planning flexibility and direct access to the capital markets, we may not be able to obtain financing on terms as favorable as those that would have been available to us as part of Millipore.

   The Need to Establish a New Brand Identity. As a newly organized company, we will need to allocate resources to develop a new brand identity under the name Mykrolis and will no longer be able to benefit from Millipore's international presence and reputation.

Separation and Transitional Arrangements

   Millipore and we, and, in some cases, our respective subsidiaries, have entered into agreements providing for the separation of our business from Millipore, including a master separation and distribution agreement. These agreements generally provide for, among other things:

  . the transfer from Millipore to us of assets and the assumption by us of liabilities relating to our business;

  .  the allocation of intellectual property between Millipore and us; and

  .  various interim and ongoing relationships between Millipore and us.

Tax Limitations on Additional Issuances of Our Stock

   After the completion of this offering, we will be limited in the amount of stock that we can issue because of potential adverse tax consequences.

   First, in order for the distribution to be tax-free to Millipore and its stockholders, Millipore must distribute "control" of Mykrolis, as defined in
Section 368(c) of the Internal Revenue Code. Under Section 368(c), "control" means ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of nonvoting stock. Because we will have only voting stock outstanding, Millipore must distribute stock representing at least 80% of the combined voting power of our common stock to satisfy the
Section 368(c) "control" test. If the over-allotment option granted by us is exercised in full, we will have issued or transferred stock representing approximately 19.9% of our voting power in the offering. Thus, before the distribution we may issue to persons other than Millipore only a limited amount of our stock in acquisitions or otherwise without violating the Section 368(c) "control" test.

   Second, under Section 355(e) of the Internal Revenue Code, Millipore will recognize taxable gain on the distribution if there are one or more acquisitions of our stock representing 50% or more of our stock, measured by vote or value, and the stock acquisitions are part of a plan or series of related transactions that includes the distribution. The shares issued in the offering including any shares issued in the over-allotment option, to the extent it is exercised, will be considered to be part of a plan that includes the distribution. In addition, any other shares of our common stock acquired within two years before or after the distribution are presumed to be part of such a plan unless we can rebut that presumption. Under proposed Treasury regulations, which may or may not be adopted in their current form, shares issued in acquisitions that occur or are negotiated less than six months after the distribution will generally be treated as part of the plan. Consequently, to avoid causing the distribution to be taxable to Millipore under Section 355(e), we may be significantly limited in our ability to issue our shares in acquisitions that are negotiated or closed within six months after the distribution. We may continue to be subject to restrictions on the use of stock for acquisitions after this six-month period. If an issuance of our stock causes the distribution to be taxable to Millipore under Section 355(e), we could be required to indemnify Millipore against that tax under the tax sharing agreement.

The Distribution by Millipore of Our Common Stock

   After completion of this offering, Millipore will own approximately 82.3% of the outstanding shares of our common stock, or approximately 80.1% if the underwriters fully exercise their option to purchase additional shares. Millipore currently plans to complete its divestiture of Mykrolis approximately six months after this offering by distributing all of its shares of our common stock to the holders of Millipore's common stock. However, Millipore is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur.

   Millipore has received a ruling from the Internal Revenue Service that the distribution will be tax-free to Millipore stockholders and that the transaction will qualify as a reorganization for U.S. federal income tax purposes. Millipore has advised us that it would not complete the distribution if its board of directors determines that the distribution is no longer in the best interest of Millipore and its stockholders. Millipore has further advised us that it currently expects that the principal factors it would consider in determining whether and when to complete the distribution include:

  . the relative market prices of our common stock and Millipore's common stock;

  . the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

  .  other conditions affecting our business or Millipore's business.

In addition, Millipore's distribution will be contingent upon Millipore's obtaining amendments to the covenants contained in its debt agreements, including with respect to permitted dividends and distributions.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering will be approximately $101.0 million, based on the estimated initial public offering price of $16.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for:

  . repayment of an aggregate of $26.0 million, assuming an offering price of $16.00 per share, outstanding under our separation revolving credit agreement and our separation note with Millipore. Amounts outstanding under the separation revolving credit agreement must be repaid on or before the earlier of December 31, 2002 or fifteen days following the closing of this offering and bear no interest. Any amounts remaining outstanding thereafter are in default and bear interest at a rate of twelve-month LIBOR plus 1.5% per annum. As of June 30, 2001 we had approximately $13.8 million outstanding under the separation revolving credit agreement. Amounts borrowed under the separation revolving credit agreement were used to fund our working capital requirements between the date of our separation and this offering and to satisfy any amounts payable by us related to the retention by Millipore of specified Mykrolis assets and liabilities and the retention by us of specified Millipore assets and liabilities that could not be transferred at the separation due to restrictions imposed by foreign laws or because such transfer was not practical. The separation note is payable no later than the fifteenth day following this offering and any amounts repaid on or prior to such date will bear no interest. If we are in default on the payment of the separation note, interest will accrue at an interest rate equal to a base rate plus 1.5% per annum. At March 31, 2001, the interest rate would have been 9.5% per annum. Millipore contributed its microelectronics business to us in exchange for shares of our common stock plus the separation note. The amount of the separation note represents amounts payable to Millipore pursuant to the terms of our separation agreements and was determined by agreement between Millipore and us to ensure that all net proceeds of this offering in excess of $75.0 million would be payable to Millipore. The principal balance of the separation note is calculated by deducting from the net proceeds of this offering (i) the outstanding balance under the separation revolving credit agreement as described above, and (ii) the $75.0 million to be retained by us for general corporate purposes from the proceeds of this offering. As a result, the allocation of the $26.0 million between the separation revolving credit agreement and the separation note will not be determined until the time of the offering based upon the amounts borrowed under the separation revolving credit agreement; and

  . $75.0 million for general corporate purposes, such as capital expenditures associated with the development of our stand-alone infrastructure, research and development activities, working capital requirements and other liabilities, and potential investments in, or acquisitions of, other businesses or technologies that would enable us to address gaps in our product offerings, secure new customers, diversify into complementary product markets and broaden our technological capabilities. We have not made specific allocations of the net proceeds for any of these subcategories and will only make such allocations from time to time following this offering as determined in the discretion of our management. However, we currently expect to use approximately $8 million to renovate laboratory and office space at our headquarters facility in Bedford, Massachusetts and approximately $14 million in connection with the opening of a new manufacturing facility outside the United States. While we have no current commitments with respect to any future acquisitions, we frequently evaluate strategic opportunities and, subject to restrictions due to Section 355(e) and
     Section 368(c) of the Internal Revenue Code, which may significantly limit our ability to issue shares of our common stock for acquisitions, we intend to actively pursue acquisitions and investments in complementary businesses.

   Management will retain broad discretion in the allocation of a significant portion of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use this portion of the proceeds. Pending such uses, we intend to invest this portion of the net proceeds of this offering to be received by us in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2001. Our capitalization is presented:

  .  on an actual basis; and

  . on an as adjusted basis, assuming an initial public offering price of $16.00 per share, to reflect our receipt of the estimated net proceeds from the sale of shares of common stock in this offering of $101.0 million and the application of the net proceeds therefrom as described in "Use of Proceeds" to repay amounts owed to Millipore under the separation revolving credit agreement and the separation note of $26.0 million.

   You should read the information set forth below together with "Selected Financial Data," our historical combined financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                             March 31, 2001
                                                               (unaudited)
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (In thousands)
Cash and cash equivalents.................................. $  --     $ 75,000
                                                            ========  ========
Amounts owed under separation revolving credit agreement... $  --     $  --
Shareholder's Equity:
  Preferred stock, $.01 par value, 5,000,000 shares
   authorized, no shares issued and outstanding on an
   actual or as adjusted basis.............................    --        --
  Common stock, $.01 par value, 250,000,000 shares
   authorized, 32,500,000 shares issued and outstanding on
   an actual basis; 39,500,000 shares issued and
   outstanding on an as adjusted basis ....................      325       395
  Additional paid-in capital...............................  249,469   324,399
  Accumulated other comprehensive loss.....................  (14,258)  (14,258)
                                                            --------  --------
    Total shareholder's equity.............................  235,536   310,536
                                                            --------  --------
    Total capitalization................................... $235,536  $310,536
                                                            ========  ========

                                    DILUTION

   Our net tangible book value at March 31, 2001 was approximately $210.4 million, or $6.47 per share. Net tangible book value per share is determined by dividing our net tangible book value, which is total tangible assets less total liabilities, by the number of shares of common stock outstanding immediately before this offering. Tangible assets represent total assets excluding goodwill and identifiable intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us and giving effect to the application of the net proceeds as set forth above under "Use of Proceeds," our as adjusted net tangible book value at March 31, 2001 would have been approximately $285.4 million, or $7.23 per share. This represents an immediate increase in net tangible book value of $0.76 per share to our existing stockholder and an immediate dilution in net tangible book value of $8.77 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share................         $ 16.00
  Net tangible book value per share as of March 31, 2001....... $ 6.47
  Decrease per share attributable to payment of separation
   note........................................................  (0.66)
  Increase per share attributable to new investors.............   1.42
                                                                ------
Net tangible book value per share after this offering..........            7.23
                                                                        -------
Dilution per share to new investors............................         $  8.77
                                                                        =======

   The discussion and table above assume no exercise of options outstanding under our stock option plans and no issuance of shares reserved for future issuance under our stock option plans or employee stock purchase plan. As of March 31, 2001, there were no options outstanding to purchase shares of our common stock. However, following the distribution by Millipore of the shares of our common stock owned by Millipore, we will assume unvested options to purchase shares of Millipore common stock that are held by our directors, officers and employees, which Millipore options will be converted into options to purchase shares of our common stock at an exchange ratio based upon the relative values of our shares of common stock and Millipore's shares of common stock on the distribution date as more fully described under "Management-- Treatment of Millipore Options." As of March 31, 2001, our employees held unvested options to purchase 807,353 shares of Millipore common stock at a weighted average exercise price per share of $40.62. To the extent that any of these options are exercised or any additional options are granted and exercised, there will be further dilution to new investors.

   The following table summarizes as of March 31, 2001 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by Millipore and by new investors at an assumed initial public offering price of $16.00 per share without giving effect to the underwriting discounts and commissions and the assumed offering expenses:

                       Shares Purchased  Total Consideration
                      ------------------ -------------------- Average Price
                        Number   Percent    Amount    Percent   Per share
                      ---------- ------- ------------ ------- ------------- ---
Millipore............ 32,500,000   82.3% $209,536,000   65.2%    $ 6.45
New investors........  7,000,000   17.7   112,000,000   34.8      16.00
                      ----------  -----  ------------  -----
  Total.............. 39,500,000  100.0% $321,536,000  100.0%
                      ==========  =====  ============  =====

                            SELECTED FINANCIAL DATA

   The following table sets forth selected historical financial information derived from our audited combined balance sheets at December 31, 1998, 1999 and 2000, and our audited combined statements of operations for the years then ended and from our unaudited combined balance sheets at December 31, 1996 and 1997 and at March 31, 2001 and our unaudited combined statements of operations for the years ended December 31, 1996 and 1997 and the three months ended March 31, 2000 and 2001. The selected historical financial information includes allocations of Millipore corporate expenses related to our business, including centralized research and development, legal, accounting, employee benefits, officers' salaries, real estate, insurance, information technology services, distribution, treasury and other Millipore corporate and infrastructure costs. These expense allocations have been determined on a basis that Millipore and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us. The pro forma earnings per share and share information is based on historical information and gives effect to the number of shares required to be issued, at an estimated offering price of $16.00 per share, in order to obtain the amount of net proceeds required to repay amounts owed to Millipore under the separation agreements. You should read our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus for a further explanation of the financial data summarized here.

   This selected financial information may not be indicative of our future performance as a stand-alone company.

                                                                                Three Months
                                     Year Ended December 31,                   Ended March 31,
                          ---------------------------------------------------  ---------------
                            1996      1997         1998      1999      2000     2000    2001
                          --------  ---------    --------  --------  --------  ------- -------
                                      (In thousands, except per share data)
Statement of Operations
 Data:
Net sales...............  $175,940  $ 263,478    $180,613  $206,345  $355,540  $77,639 $83,024
Cost of sales...........    70,871    134,922     120,147   107,154   174,545   38,030  43,509
                          --------  ---------    --------  --------  --------  ------- -------
  Gross profit..........   105,069    128,556      60,466    99,191   180,995   39,609  39,515
Selling, general and
 administrative
 expenses...............    49,454     82,048      70,400    75,052    96,469   23,042  25,276
Research and development
 expenses...............    14,046     27,411      21,492    19,309    23,175    5,036   5,852
Purchased research and
 development expense....       --     121,033(1)      --        --        --       --      --
Litigation settlement...       --         --        3,666       --        --       --      --
Restructuring and other
 charges................       --         --        7,120    (1,221)     (320)     --   12,556
                          --------  ---------    --------  --------  --------  ------- -------
  Operating income
   (loss)...............    41,569   (101,936)    (42,212)    6,051    61,671   11,531  (4,169)
Other income (expense),
 net....................      (158)    (1,680)       (823)      (83)   (1,395)     181    (303)
                          --------  ---------    --------  --------  --------  ------- -------
  Income (loss) before
   income taxes.........    41,411   (103,616)    (43,035)    5,968    60,276   11,712  (4,472)
Provision (benefit) for
 income taxes...........    14,494      6,096     (15,923)    2,685    22,905    4,451   1,565
                          --------  ---------    --------  --------  --------  ------- -------
Net income (loss).......  $ 26,917  $(109,712)   $(27,112) $  3,283  $ 37,371  $ 7,261 $(6,037)
                          ========  =========    ========  ========  ========  ======= =======
Basic and diluted
 earnings (loss) per
 share..................  $   0.83  $   (3.38)   $  (0.83) $   0.10  $   1.15  $  0.22 $ (0.19)
Shares used in computing
 basic and diluted
 earnings (loss) per
 share..................    32,500     32,500      32,500    32,500    32,500   32,500  32,500
Unaudited pro forma
 basic and diluted
 earnings (loss) per
 share..................       --         --          --        --   $   1.09      --  $ (0.18)
Shares used in computing
 unaudited pro forma
 basic and diluted
 earnings (loss) per
 share..................       --         --          --        --     34,302      --   34,302

                                          December 31,                            March 31,
                          ---------------------------------------------------  ---------------
                            1996      1997         1998      1999      2000         2001
                          --------  ---------    --------  --------  --------  ---------------
                                                 (In thousands)
Balance Sheet Data:
Working capital.........  $ 72,903  $  47,162    $ 41,794  $ 78,055  $130,037     $118,575
Total assets............   154,991    223,790     219,126   244,507   299,031      285,466
Invested equity.........   137,892    163,685     182,353   197,658   246,489         --
Shareholder's equity....       --         --          --        --        --       235,536

--------
(1) Purchased research and development expense reflects the acquisition of Tylan General, Inc. in January 1997 before income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion of our financial condition and results of operations with the combined financial statements and notes to the combined financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

   We are a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the process liquids, gases and chemicals, as well as the deionized water, photoresists and vacuum systems, that are utilized in the semiconductor manufacturing process. We also provide capital equipment warranty and repair services to our customers. Our products include membrane and metal-based filters, housings, precision liquid dispense filtration pumps, resin-based gas purifiers and mass flow and pressure controllers. Mass flow and pressure controllers provide precise measurement and control of mass flow rates of gases that are introduced into the semiconductor and other electronics manufacturing process chamber. Our products are used by our customers in manufacturing operations to remove contaminants in process fluid streams and process gas applications, to measure and control flow rates in process gas streams and to control and monitor pressure and vacuum levels in process chambers.

   Our products are sold globally through a direct sales force and through distributors in selected regions. Our customers are located worldwide and we currently manufacture our products worldwide at six sites located in the United States, Japan and England. As part of our worldwide manufacturing rationalization plan, we are in the process of relocating the operations of two of these manufacturing facilities, in Bedford, Massachusetts and Jaffrey, New Hampshire, and downsizing a third manufacturing facility, in Swindon, England. We anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years.

Our Separation from Millipore

   On October 3, 2000, Millipore announced its plan to spin-off a separate company, initially named Millipore MicroElectronics, Inc. and subsequently renamed Mykrolis Corporation, composed of Millipore's microelectronics business which serves the semiconductor industry with products needed to manufacture semiconductor devices. On October 16, 2000, Mykrolis Corporation was incorporated in Delaware as a wholly-owned subsidiary of Millipore. Our business historically has been operated as a fully integrated internal business unit of Millipore. This offering will represent less than 20% of our capital stock. Millipore has announced that it intends to distribute the shares of our common stock that it owns to Millipore shareholders through a tax-free dividend approximately six months following this offering. The distribution by Millipore is subject to conditions, which may not occur by the contemplated time or at all.

   Millipore transferred to us on March 31, 2001, referred to as the separation date, substantially all of the assets and liabilities associated with the microelectronics business. However, Millipore retained a limited number of our assets and liabilities, including specified accounts payable and accounts receivable outstanding as of the separation date, because it was impractical to transfer these assets and liabilities to a different legal entity. Pursuant to the separation revolving credit agreement, Millipore has provided us with a line of credit to support our cash requirements between the separation date and the consummation of this offering. In addition, at the separation date, we entered into a separation note agreement with Millipore. The amount of the separation note is contingent upon the amount of the offering proceeds and the amount owed by us under the separation revolving credit agreement. The separation note provides that the net proceeds of the offering, less all expenses related to the initial public offering, less $75.0 million of offering proceeds that we will retain to fund our operations and less any amounts owed under the separation revolving credit agreement, will be paid over to Millipore. The amount of the separation note will be determined shortly before this offering. Immediately following this offering, we will pay to Millipore any outstanding balances under the separation revolving credit agreement and will repay the separation note.

   We entered into agreements with Millipore under which Millipore will provide services to us during a transition period after the separation date. The agreements relate to facilities services, information technology services, distribution, accounting, finance and other services and arrangements. Under these agreements, we will reimburse Millipore for the cost of these services. The duration of each of the different transition services varies depending on the anticipated time it will take for us to replace the service, but is generally for a one-year period. In addition, we will enter into agreements with Millipore for membrane manufacturing and supply, research and development, product distribution and contract manufacturing, generally for a five-year period. Many of the agreements, including those for facilities and information technology services, may be extended beyond the initial transition period by agreement of the parties. The agreements do not necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing the applicable services ourselves. However, we believe that purchasing these services from Millipore provides us with an efficient means of obtaining these services during the transition period. In addition, we will provide transition services to Millipore, for which we will be reimbursed at our cost.

   We must also negotiate new agreements with various third parties as a separate, stand-alone entity, such as the agreements for our new manufacturing facility outside the United States and the arrangements for our information technology application hosting services. There can be no assurance that the terms we will be able to negotiate for these agreements will be as favorable as those we enjoyed as part of Millipore. In addition, as part of Millipore, we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. We expect that our costs and expenses will increase as a result of the loss of these economies of scale, although the amount is not determinable at this time.

Restructuring and Other Charges and Non-recurring Separation Expenses

   During the first quarter of 2001, we recorded restructuring and other charges of $12.6 million in connection with our separation from Millipore to improve our manufacturing asset utilization and resize our overall cost structure. The restructuring and other charges included $11.3 million of employee severance costs, a $1.0 million write-off of equipment and leasehold improvements and $0.3 million of lease cancellation costs. Key initiatives of the restructuring program included:

  . Consolidating manufacturing operations to eliminate redundant manufacturing processes. We are in the process of relocating the operations of two of our manufacturing facilities in the United States and downsizing our manufacturing facility in England. The consolidation of our manufacturing operations is expected to be completed in the first quarter of 2002. We also anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years.

  . Realigning our European organizational structure to focus on our operating business units, thereby consolidating our sales and administrative activities into fewer locations that are closer to our customer base. We expect to complete this transition during 2001.

  . Reducing our administrative and management infrastructure costs in Asia.
    These cost reductions are expected to result in lower overhead for administrative and management infrastructure in Asia and will be achieved through reduced facility costs and administrative positions during 2001.

  . Reducing our workforce in the U.S. in order to address anticipated changes in the demand for our products due to the current semiconductor industry downturn.

   The restructuring initiatives resulted in the elimination of 205 positions worldwide. Notification to employees was completed in the first quarter of 2001. However, a number of these employees will continue in their existing positions through the first quarter of 2002 with their related salary costs charged to operations as incurred. In the first quarter of 2001, approximately $6.1 million of restructuring reserve, consisting primarily of severance and associated benefits for 77 employees, was utilized. At March 31, 2001, approximately
$6.5 million of restructuring costs remained accrued. We believe that such amounts will be substantially paid by the end of the first quarter of 2002. The restructuring program is expected to yield annualized savings of approximately $8.8 million. The savings will result from reduced wages, facility related costs and depreciation. The savings will be reflected in costs of sales, selling, general and administrative expenses and research and development expenses. The savings began in the second quarter of 2001 but are not expected to be fully realized until the first quarter of 2002.

   In addition, in connection with our separation from Millipore and the implementation of our worldwide manufacturing strategy, we expect to incur incremental, non-recurring operating costs and expenses which, we estimate, could amount to approximately $17.5 million over a three-year period from 2001 to 2003. These anticipated costs and expenses are associated with the following:

  . continued implementation of our manufacturing strategy, including our plan to open a manufacturing facility outside of the United States and to relocate production activities to the new facility. We anticipate that these expenses will total approximately $7.0 million and will include severance costs, retention bonuses and increased depreciation due to decreases in the estimated useful lives of fixed assets and leasehold improvements. The majority of these costs will be incurred in 2001 and 2002.

  . other separation-related costs and expenses including legal fees, increased marketing expenses related to establishing a new brand identity, retention bonuses, increased depreciation due to decreases in the estimated useful lives of fixed assets and leasehold improvements. These costs and expenses totaled $3.5 million in the three months ended March 31, 2001. Through the end of 2002, we anticipate incurring additional similar costs and expenses totaling approximately $7.0 million.

   We will also incur other third party costs, fees and expenses relating to our separation from Millipore. Such costs, fees and expenses include, among others, start-up costs related to designing and constructing our computer infrastructure and implementing treasury, real estate, pension and records retention management services. We expect to outsource these services and functions and will need to negotiate service agreements with new service providers. We expect these future costs to be consistent with the historical costs incurred for these services.

Basis of Presentation

   Our combined financial statements have been prepared using Millipore's historical bases in the assets and liabilities and our historical results of operations include allocations of Millipore corporate expenses described below. Management believes the assumptions underlying the preparation of the combined financial statements are reasonable. However, the financial information included here may not necessarily reflect the combined financial position, operating results, changes in our invested equity and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented.

   Our net sales consist of revenue from sales of products net of trade discounts and allowances. We recognize revenue when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from services is recognized when the services are provided. Our service revenue was less than 3.0% of total net sales for each of the three years ended December 31, 1998, 1999 and 2000 and each of the three months ended March 31, 2000 and 2001.

   Millipore uses a centralized approach to cash management and the financing of its operations. Our cash deposits are transferred to Millipore on a regular basis and netted against Millipore's net investment. As a result, none of Millipore's cash, cash equivalents or debt at the corporate level have been allocated to us. Changes in invested equity include our net earnings, net cash transfers to Millipore and other transfers from Millipore.

   The combined financial statements include allocations of Millipore corporate expenses, including centralized research and development, legal, accounting, employee benefits, officers' salaries, real estate, insurance, information technology services, distribution, treasury and other Millipore corporate and infrastructure costs. These expense allocations have been determined on a basis that Millipore and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us. The allocation methods include relative sales, headcount, square footage and specific identification. Since the separation date, we have been performing these functions using our own resources or through purchased services, including services obtained from Millipore pursuant to a transition services agreement.

   Allocated costs included in the accompanying combined statements of operations are as follows:

                                                                  Three Months
                                                                      Ended
                                           Years Ended December     March 31,
                                                    31,            (unaudited)
                                          ----------------------- -------------
                                           1998    1999    2000    2000   2001
                                          ------- ------- ------- ------ ------
Cost of sales............................ $ 6,404 $ 5,726 $ 5,951 $2,179 $2,233
Selling, general and administrative......  20,823  24,363  33,798  8,245  7,350
Research and development.................   3,177   2,592   2,346    810    679

   For the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001, we purchased products from Millipore for inclusion in our products sold to third parties totaling $4.6 million, $4.1 million, $4.0 million and $1.1 million, respectively. Products sold to Millipore by us were not material for the periods presented.

Results of Operations
   Our results of operations for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 in dollars and as a percentage of total net sales were as follows:

                                                   Three Months                           Three Months
                               Year Ended         Ended March 31,     Year Ended         Ended March 31,
                              December 31,          (unaudited)      December 31,          (unaudited)
                          ----------------------  ---------------  --------------------  ----------------
                           1998    1999    2000    2000    2001    1998    1999   2000    2000     2001
                          ------  ------  ------  ------- -------  -----   -----  -----  -------  -------
                                     (In millions)                  (As a percentage of net sales)
Net sales...............  $180.6  $206.3  $355.5  $  77.6 $  83.0  100.0%  100.0% 100.0%   100.0%   100.0%
Cost of sales...........   120.1   107.1   174.6     38.0    43.5   66.5    51.9   49.1     49.0     52.4
                          ------  ------  ------  ------- -------  -----   -----  -----  -------  -------
  Gross profit..........    60.5    99.2   180.9     39.6    39.5   33.5    48.1   50.9     51.0     47.6
Selling, general and
 administrative
 expenses...............    70.4    75.1    96.4     23.0    25.2   39.0    36.4   27.1     29.6     30.4
Research and development
 expenses...............    21.5    19.3    23.1      5.1     5.9   11.9     9.4    6.5      6.6      7.1
Litigation settlement...     3.7     --      --       --      --     2.0     --     --       --       --
Restructuring and other
 charges................     7.1    (1.2)   (0.3)     --     12.6    3.9    (0.6)  (0.1)     --      15.2
                          ------  ------  ------  ------- -------  -----   -----  -----  -------  -------
  Operating income
   (loss)...............   (42.2)    6.0    61.7     11.5    (4.2) (23.4)    2.9   17.4     14.8     (5.1)
Other income (expense),
 net....................    (0.8)    --     (1.4)     0.2    (0.3)  (0.4)    --    (0.4)     0.3     (0.3)
                          ------  ------  ------  ------- -------  -----   -----  -----  -------  -------
  Income (loss) before
   income taxes.........   (43.0)    6.0    60.3     11.7    (4.5) (23.8)    2.9   17.0     15.1     (5.4)
Provision (benefit) for
 income taxes...........   (15.9)    2.7    22.9      4.4     1.6   (8.8)    1.3    6.4      5.7      1.9
                          ------  ------  ------  ------- -------  -----   -----  -----  -------  -------
Net income (loss).......  $(27.1) $  3.3  $ 37.4  $   7.3 $  (6.1) (15.0)%   1.6%  10.5%     9.4%    (7.3)%
                          ======  ======  ======  ======= =======  =====   =====  =====  =======  =======

Recent Developments

   The semiconductor industry in which we participate is highly cyclical. A downturn, which began in the middle of 1996, continued into early 1999. Since then, we recorded eight sequential quarters of increased sales during 1999 and 2000. However, recent industry results and published reports indicate that an industry wide decline has begun. Because of the recent downturn in the semiconductor industry, we experienced a significant decline in our revenues in the first and second quarters of 2001. Our net sales in the first quarter of 2001 were $83.0 million, representing a $17.0 million, or 17.0%, decline from our net sales in the fourth quarter of 2000. In addition, on July 20, 2001, Millipore Corporation announced its unaudited consolidated results of operations for the quarter ended June 30, 2001. In that announcement Millipore reported our net sales in the second quarter of 2001 of $56.4 million, representing a 35% decrease compared to our net sales of $86.2 million in the second quarter of 2000, and a decrease of 32%, or 30% in local currencies, compared to the first quarter of 2001. Millipore also reported a net loss before income taxes for us for the second quarter of 2001 of $6.2 million. Our 2001 first and second quarter financial information reflects a negative currency effect on both sales and profitability due to the declining value of the Japanese yen and the Euro versus the US dollar. Millipore's announcement also reflected its microelectronics business as a discontinued operation and Millipore reported a loss on the disposal of our business of $35.1 million before income taxes. This amount includes our estimated operating loss through the anticipated distribution date of $27.8 million and the estimated costs to dispose of our business of $7.3 million.

   In addition, in the second quarter of 2001, our net cash used in operating activities was $11.6 million as compared to a net cash provided by operating activities of $3.3 million in the first quarter of 2001. The net increase in cash used in operating activities resulted from a combination of the continuation of the industry-wide downturn affecting the microelectronics industry and our business; the growth in inventory of $4.5 million during the quarter; and the effect of our separation arrangements with Millipore, which affected the timing of our collection of accounts receivable. Our separation arrangements included the exchange of our U.S. accounts receivable for Millipore Asian accounts receivable having substantially equivalent value. This exchange was made because it was not practical to transfer back to Millipore the accounts receivable of the former Millipore Asian subsidiaries transferred to us in the separation. We believe that the quality of the Asian accounts we received is at least equivalent to the quality of the U.S. accounts that we exchanged. As a general matter, regional business practices in Asia result in longer collection periods for accounts receivable than in the U.S. We expect that our net cash from operating activities in the third quarter of 2001 will be positively impacted by the collection of these Millipore Asian receivables.


   The cash used in operating activities during the second quarter resulted in an increase in the balance under the separation revolving credit agreement. This will result in a corresponding decrease in the amount payable under the separation note at the time of the offering. As a result, our cash position following the offering ($75 million) and the payment to Millipore of all amounts owing under our separation agreements (all net proceeds in excess of $75 million) remains unchanged. We believe that the net proceeds of the offering, after payment of the amounts due to Millipore under the separation agreements, together with cash generated from operations, will be sufficient to satisfy our working capital, capital expenditure, restructuring and research and development requirements for the next eighteen months.


   We are continuing to experience softening demand for our liquid and gas delivery systems, components and consumables from a number of our large customers. These customers have rescheduled or cancelled orders as they attempt, we believe, to manage their inventories in response to weakness in their markets. As a result, we anticipate our revenues and our operating income to decrease in 2001. We continually review our overall cost and expense structure, our workforce levels and our production schedules in response to our anticipated revenues and expect to respond to changes in the demand for our products and changes in our revenues as necessary, particularly through expense controls and limitations on discretionary spending. There can be no assurance as to the extent or duration of this cyclical downturn or as to its impact on us.

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

   Net Sales. During the first quarter of 2001, net sales increased 6.9% compared to the same period last year. Sales growth was most significant in Europe and Asia while sales remained flat in North America and Japan. Sales were down 17.0% in the first quarter of 2001 compared to the fourth quarter of 2000. Although recently published industry results and forecasts predict continued declines in demand for both semiconductors and semiconductor capital equipment for at least the remainder of 2001, the extent and the duration of this industry downturn is unknown. Sales and sales growth by geography are summarized in the table below.

                                                 Sales in US
                                                   Dollars   Geographic Sales
                                                 ----------- ------------------
                                                      Three months ended
                                                           March 31,
                                                          (unaudited)
                                                 ------------------------------
                                                 2000  2001    2000      2001
                                                 ----- ----- --------  --------
                                                     (In     (As a percentage
                                                  millions)    of net sales)
North America................................... $30.1 $29.9     38.8%     36.0%
Japan...........................................  30.1  29.8     38.8      35.9
Asia............................................   9.7  13.3     12.5      16.0
Europe..........................................   7.7  10.0      9.9      12.1
                                                 ----- ----- --------  --------
  Total net sales............................... $77.6 $83.0    100.0%    100.0%
                                                 ===== ===== ========  ========

   Gross Profit Margins. Gross profit margins decreased from 51.0% in the first quarter of 2000 to 47.6% in the first quarter of 2001. The decrease is primarily due to anticipated reduction in product demand and related reduced production volumes. We have responded to this change in demand during the first quarter of 2001 by restructuring our manufacturing operations as a result of the industry downturn.

   Operating Expenses. Our operating expenses increased in the first quarter of 2001 by $15.6 million as compared to the first quarter of 2000. Excluding the impact of restructuring and other charges of $12.6 million and $3.5 million of non-recurring separation-related costs and expenses, operating expenses decreased $0.5 million in the first quarter of 2001. As a percentage of net sales, operating expenses excluding restructuring and other charges and separation-related expenses decreased from 36.1% in the first quarter of 2000 to 33.2% in the first quarter of 2001 as a result of strict discretionary containment measures. We expect to incur costs and expenses as we continue to implement our manufacturing strategy and our separation from Millipore and develop our own infrastructure. Although the aggregate amount of these expenses is not determinable at this time, we expect to incur approximately $8.8 million of additional incremental non-recurring operating costs and expenses in 2001 and an aggregate of $5.2 million in 2002 and 2003 associated with our separation from Millipore.

   Selling, general and administrative expenses increased 10.0% during the first quarter of 2001 to $25.2 million compared to $23.0 million during the first quarter of 2000. As a percentage of net sales, selling, general and administrative expenses increased from 29.6% in the first quarter of 2000 to 30.4% in the first quarter of 2001.

   Other Income (Expense), Net. Other expense, net includes foreign currency transaction exchange gains and losses as well as gains and losses on investments in 20%-50% owned entities accounted for under the equity method.

   Provision for Income Taxes. Income taxes were calculated as if we filed tax returns separately from Millipore. However, Millipore was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

   Our effective tax rate for the first quarter of 2001 and 2000 was 35% and 38%, respectively. This provision for income taxes on a pre-tax loss in the first quarter of 2001 is due to net operating losses incurred in the United States for which we have provided no tax benefit and taxable income in certain foreign jurisdictions. We will continue to evaluate our tax position throughout 2001 and may find it necessary to adjust our effective tax rate in subsequent quarters depending on the geographic mix of our earnings, the continued development of our tax strategies during the year, and in light of the fact that we will be included in the Millipore consolidated tax return until the date that Millipore distributes our shares to its stockholders.


Year Ended December 31, 2000 Compared to Years Ended December 31, 1999 and 1998

   Net Sales. During 2000, net sales increased 72.3% to $355.5 million from $206.3 million in 1999 and during 1999 increased 14.2% from $180.6 million in 1998. The net sales increase in both years was primarily due to a recovery in the semiconductor industry as well as the impact of our new product introductions. Beginning in the middle of 1997 and continuing throughout 1998, the semiconductor industry entered a cyclical downturn. This resulted in a decline in microelectronics hardware sales as new semiconductor plant construction and upgrades declined due to industry overcapacity. In addition, sales of consumable purification products also declined, although to a lesser extent, as semiconductor fabrication plants focused on achieving manufacturing efficiencies and reducing materials costs. During 1999, the industry came out of this downturn and the Asian economies rebounded. By 2000, semiconductor manufacturing volumes as well as our sales achieved record levels.

   Sales and sales growth by geography are summarized in the table below. Local currency sales growth represents the growth in sales based on the foreign currency balances translated, in all periods presented, at Millipore's 2000 budgeted exchange rates, thereby excluding the impact of fluctuations in the actual foreign currency rates. Management uses this presentation to evaluate sales growth because we believe that the local currency results provide a clearer presentation of the underlying sales trends.

                                       Sales in US Dollars  Geographic Sales
                                       -------------------- -------------------
                                        1998   1999   2000  1998   1999   2000
                                       ------ ------ ------ -----  -----  -----
                                                            (As a percentage
                                          (In millions)       of net sales)
North America......................... $ 78.6 $ 80.0 $138.0  43.5%  38.8%  38.8%
Japan.................................   55.9   74.9  133.3  31.0   36.3   37.5
Asia..................................   18.6   26.0   51.7  10.3   12.6   14.6
Europe................................   27.5   25.4   32.5  15.2   12.3    9.1
                                       ------ ------ ------ -----  -----  -----
  Total net sales..................... $180.6 $206.3 $355.5 100.0% 100.0% 100.0%
                                       ====== ====== ====== =====  =====  =====

                                           Sales Growth in    Sales Growth in
                                             US Dollars      Local Currencies
                                           ----------------  ------------------
                                            1999     2000      1999      2000
                                           -------  -------  --------  --------
North America.............................     1.8%    72.5%      2.1%     71.2%
Japan.....................................    34.0     78.0      17.4      70.5
Asia......................................    39.8     98.8      28.8      92.6
Europe....................................    (7.6)    28.0      (6.6)     47.0
Total.....................................    14.2     72.3       8.7      70.5

   As a general matter, a weaker U.S. dollar will favorably affect our sales growth. During 2000 as compared to 1999, the Japanese yen strengthened against the U.S. dollar by approximately 5% and the Euro weakened against the U.S. dollar by approximately 15%. The net effect of currency translation in 2000, including the impact of the declining Euro and the stronger Japanese yen, resulted in an increase in reported sales growth by 1.8% over the preceding year. Similarly, in 1999, the net effect of currency translation, including the impact of the Japanese yen strengthening against the U.S. dollar by approximately 13% and the Euro weakening against the U.S. dollar by approximately 5% during the year, resulted in an increase in reported sales growth of 5.5%.

   Gross Profit Margins. Gross profit margins were 50.9% in 2000, 48.1% in 1999 and 33.5% in 1998. Gross profit margins of 50.9% were higher in 2000 than in prior years primarily due to increased operating leverage resulting from higher production volume and manufacturing yield, partially offset by the inflationary impact of major electronic component shortages. In 1999, gross profit margins of 48.1% were lower than in 2000 primarily as a result of lower production volumes. However, 1999 gross profit margins benefited from savings realized from restructuring initiatives, which began in the third quarter of 1998 when we recorded a restructuring reserve and consolidated four redundant facilities into our Allen, Texas facility. During 1998, gross profit margins, excluding unusual items, were 37.5%. The unusual items recorded in 1998 as part of the restructuring initiatives were a $1.2 million charge for the write-off of inventory and manufacturing equipment associated with our product line rationalization activities and a $6.0 million charge for the write-off of excess and obsolete inventory. Excluding these unusual items, gross profit margin percentages were depressed in 1998, as a result of significantly reduced volumes in manufacturing plants due to the downturn in sales and our duplicative manufacturing facilities. These duplicative manufacturing costs resulted from concurrent operations at three existing plants located in California and Texas which we acquired in our acquisition of Tylan General, Inc. in 1997 and the start up of operations at our then new manufacturing facility in Allen, Texas.

   Operating Expenses. Our operating expenses increased 27.9% in 2000 from $93.2 million in 1999 to $119.2 million and decreased 9.3% in 1999 from $102.7 million in 1998. Excluding the impact of restructuring items and a litigation settlement, operating expenses grew 26.6% in 2000 from $94.4 million in 1999 to $119.5 million and grew 2.7% in 1999 from $91.9 million in 1998. As a percentage of net sales, operating expenses, excluding restructuring items and litigation settlement, decreased to 33.6% in 2000 from 45.8% in 1999 and 50.9% in 1998.

   Selling, general and administrative expenses increased 28.4% in 2000 to $96.4 million from $75.1 million in 1999 and 6.7% in 1999 from $70.4 million in 1998. As a percentage of net sales, selling, general and administrative expenses decreased to 27.1% in 2000 from 36.4% in 1999 and 39.0% in 1998. In 2000, we invested in sales, customer support and marketing resources. These investments were undertaken to maintain and improve our customer service, support the launch of new products, develop future sales initiatives and improve our competitive position. In 2000, the strong sales and profit performances resulted in increased incentive compensation payments. The increased spending in 1999 as compared to 1998 was planned to respond to the increased sales volume in 1999 and anticipated continued growth in 2000, while partially offset by cost saving programs derived from the 1998 restructuring activities.

   Research and development expenses increased 19.7% in 2000 to $23.1 million from $19.3 million in 1999 and decreased 10.2% in 1999 from $21.5 million in 1998. During 2000, we focused on novel technology development and licensing for advanced copper interconnect and photolithography applications. Additional investments were made to develop in-house copper plating capability. We also focused on photochemical dispense systems, which are specifically designed to address advanced deep ultraviolet photolithography. In 1999, the decrease was primarily due to the elimination of research and development expenses for non-strategic product lines and consolidation into our Allen, Texas facility in order to eliminate duplicative development programs.

   1998 Restructuring Program and Provision for Excess Inventory. In the second quarter of 1998, Millipore announced a restructuring program to improve its competitive position by streamlining worldwide operations and reducing its overall cost structure.

   Key initiatives of the restructuring program that affected us included:

  . discontinuance of non-strategic product lines and rationalization of product offerings to improve our product line focus. The non-strategic product lines consisted of semiconductor fabrication plant monitoring and control software and various filtration devices. These actions were completed by September 30, 1998.

  . renegotiation of marketing, research and development, and supply agreements. These actions were completed during 1999.

   In the third quarter of 1998, our portion of the restructuring expense associated with these activities totaled $8.3 million and included a restructuring charge of $7.1 million, a $0.8 million charge for inventory write-offs and a $0.4 million charge for write-offs of fixed assets against cost of sales. The $7.1 million restructuring charge included $5.0 million of employee severance costs, a $1.4 million write-off of real and intangible assets associated with discontinued product lines and $0.7 million of contract termination costs as part of the termination of rights under a technology development collaboration agreement.

   We reevaluated the accrual for the restructuring program, and in the third quarters of 1999 and 2000 we reversed $1.2 million and $0.3 million, respectively, of the remaining balance. The reversals reflected lower estimates for severance costs attributed to higher levels of attrition than originally anticipated and affected employees filling open positions at Millipore that resulted from improved business conditions. These restructuring initiatives combined with the consolidation of our plants resulted in the elimination of 460 positions worldwide.

   During the third quarter of 1998, we also recorded in cost of sales an incremental provision for excess and obsolete inventory of $6.0 million in response to adverse changes in demand attributable to declining business conditions in Asia and the slowdown in the semiconductor industry.

   Benefits from the restructuring program and our plant consolidation resulted in savings of approximately $28 million in 1999. The savings resulted from reduced wages, amortization and lower cost of products and were reflected primarily as reductions in cost of sales. Additional spending as a result of increased volume through manufacturing plants offset these savings.

   Litigation Settlement. In 1998, we recorded a charge of approximately $3.7 million for the settlement of a patent lawsuit with Mott Metallurgical Corporation in which each party claimed infringement of one of its patents by the other. As part of the settlement, the parties agreed to cross license the two patents at issue.

   Other Income (Expense), Net. Other expense, net includes foreign currency transaction exchange gains and losses as well as gains and losses on investments in 20%-50% owned entities accounted for under the equity method. In 2000, other expense, net included the write-off of a cost method investment in a privately held company.

   Provision for Income Taxes. Our effective tax rate, calculated on a separate return basis, for 2000, 1999 and 1998 was 38%, 45% and 37%, respectively. The rate is based on our earnings before taxes in the various tax jurisdictions in which we operate throughout the world. The 45% tax rate in 1999 resulted from the impact of our non-tax deductible goodwill amortization in combination with a low pretax profit.

Quarterly Results of Operations

   We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results. Our expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results are adversely affected. The following table sets forth our unaudited operating results for our last nine quarters. The information has been derived from our unaudited combined financial statements that, in our opinion, reflect all normal, recurring adjustments necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                          Three Months Ended
                                                             (unaudited)
                          --------------------------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31, June 30,  Sept. 30, Dec. 31, Mar. 31,
                            1999      1999      1999      1999      2000     2000      2000      2000     2001
                          --------  --------  --------- --------  -------- --------  --------- -------- --------
                                                (In thousands, except per share data)
Net sales...............  $41,997   $46,517    $53,324  $64,507   $77,639  $86,204    $91,692  $100,005 $83,024
Cost of sales...........   22,683    24,440     27,356   32,675    38,030   40,234     45,945    50,336  43,509
                          -------   -------    -------  -------   -------  -------    -------  -------- -------
 Gross profit...........   19,314    22,077     25,968   31,832    39,609   45,970     45,747    49,669  39,515
Selling, general and
 administrative
 expenses...............   16,673    17,133     19,738   21,508    23,042   24,168     25,467    23,792  25,276
Research and development
 expenses...............    4,421     4,867      5,177    4,844     5,036    5,491      6,139     6,509   5,852
Restructuring and other
 charges................      --        --         --    (1,221)      --       --        (320)      --   12,556
                          -------   -------    -------  -------   -------  -------    -------  -------- -------
  Operating income
   (loss)...............   (1,780)       77      1,053    6,701    11,531   16,311     14,461    19,368  (4,169)
Other income (expense),
 net....................      (38)      (37)        83      (92)      181   (2,716)       281       858    (303)
                          -------   -------    -------  -------   -------  -------    -------  -------- -------
  Income (loss) before
   income taxes.........   (1,818)       40      1,136    6,609    11,712   13,595     14,742    20,226  (4,472)
Provision (benefit) for
 income taxes...........     (818)       18        511    2,974     4,451    5,166      5,602     7,686   1,565
                          -------   -------    -------  -------   -------  -------    -------  -------- -------
Net income (loss).......  $(1,000)  $    22    $   625  $ 3,635   $ 7,261  $ 8,429    $ 9,140  $ 12,540 $(6,037)
                          =======   =======    =======  =======   =======  =======    =======  ======== =======
Basic and diluted
 earnings (loss) per
 share..................  $ (0.03)      --     $  0.02  $  0.11   $  0.22  $  0.26    $  0.28  $   0.39 $ (0.19)
Shares used in computing
 basic and diluted
 earnings (loss) per
 share..................   32,500    32,500     32,500   32,500    32,500   32,500     32,500    32,500  32,500

   The following table sets forth our financial information stated as a percentage of net sales for the past nine quarterly periods:

                                                          Three Months Ended
                                                             (unaudited)
                          --------------------------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31, June 30,  Sept. 30, Dec. 31, Mar. 31,
                            1999      1999      1999      1999      2000     2000      2000      2000     2001
                          --------  --------  --------- --------  -------- --------  --------- -------- --------
Net sales...............   100.0%    100.0%     100.0%   100.0%    100.0%   100.0%     100.0%   100.0%   100.0%
Cost of sales...........    54.0%     52.5%      51.3%    50.7%     49.0%    46.7%      50.1%    50.3%    52.4%
                           -----     -----      -----    -----     -----    -----      -----    -----    -----
  Gross profit..........    46.0%     47.5%      48.7%    49.3%     51.0%    53.3%      49.9%    49.7%    47.6%
Selling, general and
 administrative
 expenses...............    39.7%     36.8%      37.0%    33.3%     29.7%    28.0%      27.8%    23.8%    30.4%
Research and development
 expenses...............    10.5%     10.5%       9.7%     7.5%      6.5%     6.4%       6.7%     6.5%     7.0%
Restructuring and other
 charges................     --        --         --      (1.9)%     --       --         (.4)%    --      15.1%
                           -----     -----      -----    -----     -----    -----      -----    -----    -----
  Operating income
   (loss)...............    (4.2)%      .2%       2.0%    10.4%     14.8%    18.9%      15.8%    19.4%    (5.0)%
Other income (expense),
 net....................     (.1)%     (.1)%       .2%     (.1)%      .2%    (3.2)%       .3%      .9%     (.4)%
                           -----     -----      -----    -----     -----    -----      -----    -----    -----
  Income (loss) before
   income taxes.........    (4.3)%      .1%       2.2%    10.3%     15.0%    15.7%      16.1%    20.3%    (5.4)%
Provision (benefit) for
 income taxes...........    (1.9)%      .0%       1.0%     4.6%      5.7%     6.0%       6.1%     7.7%     1.9%
                           -----     -----      -----    -----     -----    -----      -----    -----    -----
Net income (loss).......    (2.4)%     0.0%       1.2%     5.7%      9.3%     9.7%      10.0%    12.6%    (7.3)%
                           =====     =====      =====    =====     =====    =====      =====    =====    =====

Liquidity and Capital Resources

   Historically, Millipore has managed our overall capital requirements on a centralized basis including management of cash and debt. Millipore has retained cash receipts associated with our business on a daily basis and has provided funds to cover our disbursements. Accordingly, we have reported neither cash or cash equivalents nor debt at December 31, 1998, 1999 or 2000 or March 31, 2000 or 2001.

   Millipore has provided a line of credit to us pursuant to a separation revolving credit agreement to support our cash requirements between the separation date and the date of this offering. From the net proceeds of this offering, after payment of associated costs to complete the transaction, we will pay to Millipore any outstanding balances under the separation revolving credit agreement, we will retain $75.0 million for general corporate purposes, and we will pay to Millipore the remaining net proceeds from the offering, which will constitute the amount due under the separation note. See "Arrangements between Mykrolis and Millipore--Separation Revolving Credit Agreement and Separation Note."

   Our cash flows from operations reflected a net use of cash of approximately $6.0 million during the first quarter of 2000 compared to cash provided by operations of $3.3 million during the first quarter of 2001. In the first quarter of 2001, our cash flows provided by operations consisted of uses of cash associated with our restructuring actions of $2.1 million and an increase in inventory of $9.0 million, more than offset by a reduction in accounts receivable of $13.5 million. The decrease in accounts receivable can be attributed to ongoing collection efforts and decreased sales volume. Inventory growth related to raw material purchase commitments made in the fourth quarter of 2000 to meet anticipated capacity needs for the first quarter of 2001.

   Our cash flows from operations reflected a net use of cash of $10.0 million, $1.4 million and $5.1 million in 2000, 1999 and 1998, respectively. The increase in cash flows used in operations in 2000 was primarily attributed to growth in accounts receivable and inventory due to a significant sales volume increase that more than offset increased net income. The growth in accounts receivable was due to the increase in net sales in Japan and Asia where regional business practices result in longer collection periods. We continue to aggressively manage our collection activities. Inventory levels increased due to stocking levels of new products and efforts to increase customer service levels through increased product availability.

   The net use of cash from operations in 1999 of $1.4 million was primarily attributed to an increase in accounts receivable and inventory levels as a result of an increase in sales volume, which more than offset improved net income and increased accounts payable. The net use of cash from operations in 1998 of $5.1 million was primarily attributed to the cash disbursements related to the 1998 restructuring programs.

   Cash flow used in investing activities consists of capital expenditures for property, plant and equipment of $2.2 million, $11.8 million, $4.2 million and $31.8 million in the three months ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively. Expenditures in 2000 were $7.6 million higher than in 1999 due to additional spending on machinery and equipment in our Allen, Texas, Jaffrey, New Hampshire, Bedford, Massachusetts and Yonezawa, Japan facilities to increase manufacturing capacity. In 1998, as part of a plant consolidation and production expansion plan, we invested $28.0 million in the construction of a new manufacturing facility in Allen, Texas. We expect that capital expenditures for 2001 will be approximately $30.0 million and will include the necessary capital expenditures to support our normal operations, approximately $8 million for the renovation of our headquarters facility and approximately $14 million for the start-up of a new manufacturing site outside the United States.

   Millipore has used a centralized approach to cash management in the financing of its operations. Our financing activities consisted of $1.1 million of net cash transfers to Millipore in the three months ended March 31, 2001. The cash flow from financing activities in the years ended December 31, 1998, 1999 and 2000 reflect net cash transfers from Millipore of $21.9 million in 2000, $5.6 million in 1999 and $36.9 million in 1998. The cash flows from financing activities reflect changes in the amount of cash financing from Millipore required to fund our capital expenditures and operating activities.

   Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of our business and some of which arise from uncertainties related to global economies. We believe that the net proceeds of the offering, after payment of the amounts due to Millipore as described above, together with cash generated from operations, will be sufficient to satisfy our working capital, capital expenditure, restructuring and research and development requirements for the next eighteen months. We expect that our cash flow needs beyond the next eighteen months will be satisfied through cash flow generated from operations together with borrowings under a short-term line of credit that we expect to obtain following this offering in an amount of up to $35 million. Pursuant to the terms of the lease for our Bedford, Massachusetts headquarters facility, the landlord has an option to sell the facility to us at any time prior to November 2005, the end of the lease term, at 90% of the then current fair market value. We estimate that the current fair market value of the facility is approximately $15.8 million. If our cash flows from operations are less than we expect, we may need to incur debt or issue additional equity. Also we may need to incur debt or issue equity to make a strategic acquisition or investment. Prior to the distribution, our ability to incur debt will be limited by the covenants in Millipore's existing debt agreements. With limited exceptions, the terms of Millipore's revolving credit agreement will prohibit us from creating or incurring any lien on our properties or assets prior to the time that Millipore owns less than 50% of our capital stock. Similarly, the indentures governing Millipore's publicly-traded bonds prohibit us, until such time as Millipore owns less than 50% of our capital stock, from creating or incurring any lien on our properties or assets unless Millipore's bonds are secured by an equal and ratable lien on the same properties or assets.
In addition, there can be no assurance that we will be able to obtain necessary short-term or other financing on favorable terms or at all. If we are unable to obtain necessary financing, we may not have sufficient cash to operate our business.

Revolving Credit Facility

   Based upon discussions with Fleet National Bank and Fleet Securities, Inc., we expect to enter into a revolving credit facility in connection with this offering. In order for us to enter into the revolving credit facility prior to the distribution, Millipore will need to obtain consent from the lenders under its debt agreements. We expect that the revolving credit facility will provide for borrowings of up to $35 million and have a final maturity in 2004. We anticipate that the revolving credit facility will be secured by substantially all of our assets. To date, no definitive agreement has been executed, and no assurance can be given that Millipore will obtain the required consents or that the revolving credit facility will be executed on these terms or entered into at all.

Qualitative and Quantitative Disclosure Relating to Market Risks

   We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the U.S. dollar. Historically, our exposure to exchange rate risk has been managed on an enterprise-wide basis as part of Millipore's risk management strategy. Millipore manages these market risks through its normal financing and operating activities and, when appropriate, through the use of derivative financial instruments. We do not currently hold derivative financial instruments and are currently evaluating our future hedging strategy.

   Foreign Currency Exchange Rate Risk. We sell our products in many countries and a substantial portion of our net sales and a portion of our costs and expenses are denominated in foreign currencies. Approximately 64% and 61% of our net sales in the three months ended March 31, 2001 and the year ended December 31, 2000, respectively, were derived from customers outside of the United States, principally in Asia. This business is transacted through our network of international operations and is generally conducted in the local currency. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. This exposes us to risks associated with changes in foreign currency that can adversely impact revenues, net income and cash flow. Approximately 52% of our net sales in the three months ended March 31, 2001 and in the year ended December 31, 2000 were derived from Asia, including Japan, where, on average, the yen strengthened against the U.S. dollar during 2000 and 1999 but is currently experiencing a weakening against the U.S. dollar. Generally a stronger yen has a favorable impact on our net revenue growth and an adverse effect on our operating expense growth. We are exposed to changes in the Japanese yen that cannot be mitigated through normal operating activities. Accordingly, Millipore has managed the net equity exposure risk through the use of debt swap agreements. However, these positions have not been transferred to us. In addition, approximately 9% of our net sales in 2000 were derived from Europe where, on average, the U.S. dollar strengthened against the Euro during 2000 and 1999. Continued strengthening of the U.S. dollar against the Euro may adversely affect our net revenue growth and favorably impact our operating expense growth.

   Credit Risk. We are potentially subject to concentrations of credit risk, principally in accounts receivable, as historically we have relied on a limited number of customers for a substantial portion of our net sales. We perform ongoing credit evaluations of our customers and we generally do not require collateral. Our major customers are large, well-established microelectronics companies that have historically paid their accounts receivable balances with us.

   Interest Rate Risk. Millipore will retain all of its debt. Therefore, no debt has been directly attributed to us. Accordingly, we have not historically been exposed to interest rate risk.

   Implementation of the Euro. On January 1, 1999, 11 member countries of the European Union established fixed conversion rates between their existing sovereign "legacy" currencies, and adopted the Euro as their new common legal currency. As of that date, the Euro began trading on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. In the first quarter of 1999, we began, where applicable, invoicing customers and intercompany transactions in the Euro. In connection with the transition to the Euro, we assessed and have adjusted our pricing/marketing strategy over the past three years in order to ensure that we remain competitive in a broader European market. We have fully implemented these adjustments and do not anticipate any future costs associated with these adjustments. Furthermore, we commenced a plan to upgrade our computer applications to enable business transactions to be executed correctly in the Euro effective January 1, 2002. Millipore acquired the license to this upgrade in 1999 and the costs associated with this license were split between Millipore and us at the separation pursuant to the terms of our separation agreements.

Recently Issued Accounting Pronouncements

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS 142 requires, among other things, the cessation of the amortization of goodwill. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are currently assessing the impact of this new statement on our combined financial position and results of operations and have not yet determined the impact of adoption.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition". SAB 101 summarizes the staff's view in applying generally accepted accounting principles to revenue recognition. We adopted SAB 101 as of January 1, 2000. The adoption did not have a material impact on our financial position or results of operations.

   In March 2000, the Financial Accounting Standards Board issued Interpretation 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation--an interpretation of Accounting Principles Board Opinion 25, or APB Opinion 25. FIN 44 clarifies the application of APB Opinion 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but a few conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 did not have a material impact on our financial position or results of operations.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. In June 2000, the FASB issued SFAS 138, which amended provisions of SFAS
133. We adopted these pronouncements effective January 1, 2001, and they did not have a material impact on our financial position or results of operations.

                                    BUSINESS

Overview

   We are a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the process liquids, gases and chemicals, as well as the deionized water, photoresists and vacuum systems, that are utilized in the semiconductor manufacturing process. In addition, our products are used to manufacture a range of other products, such as flat panel displays, high purity chemicals, photoresists, solar cells, gas lasers, optical and magnetic storage devices and fiber optic cables.

   We offer thousands of products grouped in 250 product categories, including more than 2,500 consumable products. Our consumables are those products, such as filters for liquid and gas processes, that are used by our customers in the manufacturing process and which require periodic replacement to maintain the purity and precision of the manufacturing process. Our products use purification technologies to remove particles, ions and molecules from liquid and gas streams, as well as electro-mechanical, pressure differential and related technologies, to permit semiconductor and other electronics manufacturers to monitor and control the flow and condition of liquids, gases and vacuum systems used in these manufacturing processes. Our specially designed proprietary filters remove sub-micron sized particles and bubbles from the different chemical fluid streams, typically liquid or gas, that are used in the manufacturing process.

   The increasing complexity of semiconductor devices has resulted in the need for more complex, higher-precision liquid and gas delivery, measurement, control and purification systems. The ability of semiconductor device manufacturers to offer integrated circuits with smaller geometries, greater functionality and higher performance at a lower cost requires continuous improvements in semiconductor process equipment, process controls and liquid and gas delivery systems. Manufacturing a semiconductor can require hundreds of process steps, many of which involve the precise measurement, delivery, control and purification of process liquids, gases and other chemicals. The design and performance of those liquid and gas delivery systems, subsystems, components and consumables are critical to the semiconductor manufacturing process because they directly affect cost of ownership and manufacturing yield.

   As equipment and process complexity in semiconductor manufacturing increases, semiconductor original equipment manufacturers and device manufacturers are seeking to improve time-to-market, reduce manufacturing costs and improve production quality and reliability and long-term service and support. To address these issues, semiconductor equipment companies and device manufacturers are outsourcing the design and manufacture of liquid and gas delivery, measurement, control and purification systems, components, and consumables to us and to other well-established subsystem and component companies that have worldwide presence and leading technologies.

   We have been selling our filtration products to semiconductor device manufacturers since 1978, and we believe that we currently offer the most comprehensive range of filtration, purification, dispense, pressure and vacuum measurement and control products serving the semiconductor industry. We are an integrated multinational manufacturer, and we sell our products and services to semiconductor device manufacturers, as well as to original equipment manufacturers and materials suppliers to those companies. We have been a pioneer in the field of filtration and purification products and have been instrumental in the development of many industry innovations for over two decades.

   We have an extensive installed base for our products with industry leading customers worldwide. We sell our products primarily through our direct sales force located in over 25 offices worldwide, and we currently have manufacturing facilities in the United States, Japan and England. We are in the process of relocating the operations of two of our manufacturing facilities in the United States and downsizing our manufacturing facility in England as part of our worldwide manufacturing rationalization plan. We anticipate opening a new manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. We also have a network of service and support facilities to serve our customers worldwide. Our customers include most major semiconductor device manufacturers and semiconductor equipment suppliers in the United States, Japan, Taiwan, Korea and Europe, as well as other electronic device manufacturers.

   Whereas demand for semiconductor capital equipment has historically fluctuated based, in part, on the cyclical production schedules at semiconductor manufacturing facilities, the volume of semiconductors and other manufactured electronic devices has been more constant. This industry trend, when coupled with the fact that consumable products require more frequent replacement than capital equipment components, has led to a more consistent demand for our consumable products.

Industry Background

   The semiconductor industry has grown considerably in recent years and, although highly cyclical, is expected to continue to grow rapidly, primarily as a result of the increasing demand for digital consumer electronics, communications equipment and computers. Gartner, Inc., an independent market research company, reported that the worldwide semiconductor market is expected to grow from approximately $188 billion in 2001 to approximately $337 billion in 2005, representing a compound annual growth rate of approximately 16%.

   Much of this growth has been facilitated by dramatic improvements in semiconductor manufacturing technologies which have enabled semiconductor manufacturers to produce smaller, faster, more complex and higher performance semiconductors, while steadily reducing the cost per function. To satisfy the growing demand for semiconductors and to accommodate new manufacturing technologies, semiconductor manufacturers have added new equipment and have built new manufacturing facilities. Gartner, Inc. estimates that the worldwide semiconductor capital spending market is expected to grow from approximately $47 billion in 2001 to approximately $92 billion in 2005, representing a compound annual growth rate of approximately 18%.

   Moreover, we believe that semiconductor capital equipment manufacturers are outsourcing a significant portion of their production to component and sub-assembly companies and that the demand for outsourced semiconductor capital equipment components and subassemblies will grow at an even faster rate than the semiconductor capital equipment market as a whole.

   The extensive and complex process of turning bare silicon wafers into finished integrated circuits is dependent upon a variety of materials, such as liquids, gases, chemicals, metals and filters, which are used repeatedly through the manufacturing process. Semiconductor unit volume is the primary demand driver for these process materials and products because they are used or consumed during the production process and require replacement or replenishment on a regular basis. As a result, the market for consumables is less cyclical than the semiconductor capital equipment market.

The Semiconductor Manufacturing Process

   The manufacturing of semiconductors and other electronic devices can require hundreds of process steps. These steps take place within a process chamber, which provides a controlled environment for the fabrication of semiconductor and other electronic devices. The primary processing steps in the manufacture of semiconductors are:

   Deposition. Deposition refers to placing layers of insulating or conductive materials on a wafer surface in thin films that make up the circuit elements of semiconductor devices. The two main deposition processes are physical vapor deposition, where a thin film is deposited on a wafer surface in a low-pressure gas environment, and chemical vapor deposition, where a thin film is deposited on a wafer surface using a gas medium and a chemical bonding process. In addition, electro-plating technology is utilized for the deposition of low resistance materials such as copper. The control of uniformity and thickness of these films through filtration and purification of the fluids and materials used during the process is critical to the performance of the semiconductor circuit and, consequently, the manufacturing yield.

   Chemical Mechanical Planarization. Chemical mechanical planarization flattens, or planarizes, the topography of the film surface to permit the patterning of small features on the resulting smooth surface by the photolithography process. Semiconductor manufacturers need filtration and purification systems to maintain acceptable manufacturing yields through the chemical mechanical planarization process by filtering the liquid slurries, which are solutions containing abrasive particles in a chemical mixture, to remove oversized particles and contaminants that can cause defects on a wafer's surface while not affecting the functioning of the abrasive particles in the liquid slurries.

   Photolithography. Photolithography is the process step that defines the patterns of the circuits to be built on the chip. Before photolithography, a wafer is pre-coated with photoresist, a light sensitive film composed of ultra-high purity chemicals in liquid form. The photoresist is exposed to specific forms of radiation, such as ultraviolet light, electrons or x-rays, to form patterns which eventually become the circuitry on the chip. This process is repeated many times, using different patterns and interconnects between layers to form the complex, multi-layer circuitry on a semiconductor chip. As device geometries decrease and wafer sizes increase, it is even more critical that these photoresists have an accurate thickness and uniformity, as well as low levels of contamination, for manufacturers to achieve acceptable yields in the manufacturing process.

   Etch and Resist Strip. Etch is the process of selectively removing precise areas of thin films that have been deposited on the surface of a wafer. The hardened photoresist protects the remaining material that makes up the circuits. During etch, specific areas of the film not covered by photoresist are removed to leave a desired circuit pattern. Similarly, resist strip is a process of removing the photoresist material from the wafer after the desired pattern has been placed on the wafer. Emerging advanced etch and resist strip applications require precisely controlled gas chemistries and flow rates in order to achieve precise etch and resist strip characteristics.

   Wet Cleaning. Ultra-high purity chemicals and photoresists of precise composition are used to clean the wafers, to pattern circuit images and to remove photoresists after etch. Before processes such as photoresist coating, thin film deposition, ion implantation, diffusion and oxidation, and after processes, such as ion implantation and etch, the photoresists must be stripped off, and the wafer cleaned in multiple steps of chemical processes. To maintain manufacturing yields and avoid defective products, these chemicals must be maintained at very high purity levels without the presence of foreign matters such as particles, ions or organic contaminants.

   Many of the processes used to manufacture semiconductors are also used to manufacture flat panel displays, magnetic and optical storage devices and fiber optic cables for telecommunications, resulting in the need for similar filtration, purification, control and measurement capabilities.

Current Trends in Semiconductor Manufacturing

   In response to increasing competition in the semiconductor industry, semiconductor and other electronic device manufacturers continuously seek to improve their competitive position through a variety of means, including technological innovation, cost reduction and improved customer service and support. These ongoing efforts are driving a number of key trends in the industry, which impact not only semiconductor and other electronic device manufacturers, but also their equipment, component and materials suppliers. These trends include:

  . Smaller Geometries. To achieve greater speed and functionality and to reduce the size of electronic components, semiconductor manufacturers are continuing to shrink the size and geometries of semiconductor components. This trend requires increasingly tighter manufacturing tolerances, a higher sensitivity to impurities and the need for greater precision to achieve desired yields. In addition, the transition to smaller circuit patterns, including the use of .13 microns and smaller line widths, requires new and additional manufacturing process steps.

  . Larger Wafer Size. Semiconductor manufacturers are transitioning from 200 millimeter wafers to 300 millimeter wafers in an effort to improve productivity and reduce costs. This shift in wafer size requires semiconductor manufacturers to retool their existing facilities and makes it increasingly important for manufacturers to achieve high levels of surface uniformity and flatness. To achieve these objectives, the manufacturing process must be cleaner and more precise. At the same time, the larger wafer sizes make the process of maintaining constant flow and pressure rates for the process liquids, gases and chemicals more difficult. As a result, we believe that larger wafer sizes will generate increased demand for more precise liquid and gas delivery systems, filters and other consumable products.

  . New Materials and Processes. The transition to smaller circuit patterns and feature sizes is also leading to the introduction of new materials, such as new types of photoresist chemicals, copper for conductors and a new class of organic and inorganic materials for insulators. These changes are being accompanied by the development of new liquid processes such as chemical mechanical planarization and copper plating that require new technologies for the purification, filtration, delivery and control of liquids in the process chamber.

  . Need for Greater Process Control. High capital and operating costs associated with the semiconductor manufacturing industry have made it critical for manufacturers to collect and use real-time process data to permit close analysis and control of all aspects of the semiconductor manufacturing process. Manufacturers are seeking production components and integrated systems with capabilities for self-monitoring and adjusting production tolerances and processes.

  . Trends Toward Outsourcing Within the Semiconductor Manufacturing Supply Chain. Escalating costs of new fabrication facilities and production equipment and the increasing focus on time-to-market are driving demand for an increased level of outsourcing and consolidation within the manufacturing supply chain. Just as semiconductor companies and integrated device manufacturers are outsourcing larger portions of their manufacturing capabilities to foundries, we believe that semiconductor capital equipment companies have also begun to outsource some of their manufacturing requirements to semiconductor component, subsystem and materials companies, particularly those with global capabilities. Outsourcing the design and manufacture of critical components and subsystems, such as mass flow controllers, liquid and gas delivery systems, vacuum systems, wafer handling robotics and automation software, enables these capital equipment companies to better focus on their core competencies.

  . Demand for Global Presence. The semiconductor manufacturing industry operates increasingly on a global basis, as manufacturers seek proximity to customers and suppliers to lower production costs and to reduce the time required to manufacture and distribute commercial products on a worldwide basis. As a result, semiconductor capital equipment and subsystem suppliers that provide equipment for those manufacturing facilities benefit from being able to provide engineering, sales, service, spare parts and support on a worldwide basis.

  . Consolidation Within the Industry. Generally, larger suppliers are better able to address the demands of manufacturers due to their broader product portfolios, interoperability of product lines, broader geographic presence and greater research and development and manufacturing capabilities. In addition, larger suppliers often benefit from economies of scale by leveraging their infrastructure, distribution process and overhead. These competitive advantages are driving consolidation among component, subsystem and materials suppliers. By streamlining the production process, semiconductor and other electronic device manufacturers can more effectively respond to market demands. This increased efficiency allows semiconductor and other electronic device manufacturers to reduce costs, increase synergies and simplify their supply relationships through single-sourcing arrangements.

    As a result, we believe that a select group of global component, subsystem and materials companies who can provide comprehensive and cost effective next-generation products and support while servicing their integrated device manufacturer and foundry customers globally are likely to emerge as market leaders over the next several years.

  . Environmental, Health and Safety Concerns. In an effort to reduce costs and production downtime, semiconductor manufacturers are devoting increased attention to environmental, health and safety concerns. Manufacturers are placing increased emphasis on reducing the amounts and toxicity of the chemicals and fluids used in the semiconductor manufacturing process, extending the life of process chemicals through recycling, purifying and reusing process chemicals and reducing the quantity of water used in the manufacturing process.

   As a result of the above trends, we believe that many semiconductor manufacturers will increasingly rely upon their equipment, component and materials suppliers to provide products and services on a global basis that assist in technological innovation, improving manufacturing yields, reducing costs and improving customer service.

Our Competitive Strengths

   We are a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used to precisely measure, deliver, control and purify the process liquids, gases and chemicals, as well as the deionized water, photoresists and vacuum systems, that are utilized in the semiconductor manufacturing process. Our products are designed to meet all of the liquid, gas and chemical delivery, control, dispense and purification needs of our customers. In turn, semiconductor and other electronic device manufacturers and equipment companies can outsource the complete design, manufacture, service and support of their liquid and gas delivery, control, dispense and purification systems to us. We seek to leverage our longstanding global customer relationships with semiconductor and other electronic device manufacturers and equipment companies to develop next generation liquid and gas delivery system products and consumables. We also seek to support our customers' product development, applications development and service support needs on a worldwide basis.

   We believe that our competitive strengths and customer relationships will allow us to benefit from industry trends. Our competitive strengths include:

   Demonstrated Industry Innovation. We have been providing filtration and process control products to our customers for over twenty years. Our core technology capabilities in membrane-based purification and liquid and gas delivery technology, our modular and networked component and subsystem designs and our global focus on providing low cost of ownership products to our customers allow us to maintain broad and technologically advanced product offerings, which, in turn, enables us to meet the demands of our existing customers and generate new customer opportunities. We are continuously developing additional core technologies to add to our product portfolio to meet the evolving needs of our customers. Recent examples of these new enabling technologies include dual-stage photochemical dispense systems, high precision mass flow controllers and pressure and vacuum technologies. We believe that our demonstrated record of innovation and performance is evidenced by our new product developments, which have been critical to our success as a component and subsystem supplier for capital equipment and semiconductor manufacturers. Such products include our polymeric melt-cast membranes, which are membranes made from chemical polymers using a melt-cast process, our ultra-high weight polyethylene membranes, our high flow efficiency metal membranes for gas filtration and our advances in two-stage pump technology.

   Technologically Advanced Products for High-Growth Markets. We currently offer products to address many high-growth market segments, such as copper plating, advanced photoresist, chemical mechanical planarization and low-k dielectrics, which are materials with a high resistance to the flow of electricity. We have continuously enhanced and expanded our product offerings in response to the evolving needs of our customers. For example, we recently introduced the IntelliFlow(TM) thermal-based mass flow control product family, featuring advanced Internet-connected diagnostic capability and compatibility with the industry standard DeviceNet(TM) communication protocol to meet our customers' demands for a network-enabled product. Through our continuous development efforts, we currently have 156 U.S. patents and patent applications and 325 foreign patents and applications, including counterparts to U.S. filings. We have developed, and continue to develop, new products to address emerging industry trends. These trends include the transition from the use of 200 millimeter wafers to 300 millimeter wafers, the shrinking of integrated circuit line widths and the use of new classes of materials, such as copper, titanium nitride and organic and inorganic dielectric materials. Our products allow us to deliver process fluids with high precision over the extreme and variable conditions that are critical to the semiconductor manufacturing process in a manner that is consistent and repeatable.


   Comprehensive Product Offering. We offer a full line of products to meet the liquid, gas and chemical process control and filtration and purification requirements of our customers, including a wide range of filters, purification products, pressure control products, flow control instruments, vacuum control components and integrated photochemical dispense systems. To meet the increasingly complex needs of our customers, many of our products incorporate several components into single integrated solutions, which we believe offer improved performance at a lower cost than similar subsystems built from discrete components.

   Advanced Application Development Services. Our engineers work with our key original equipment manufacturer customers to design and develop product solutions to meet their unique needs. By participating in the development and design of our original equipment manufacturer customers' systems, we are often able to have our components and subsystems specified at the design stage. Such specifications can result in our components being a preferred source of supply during the entire system lifecycle. In most cases the products that we develop for specific customers can be utilized in our standard product offering to satisfy the needs of our other customers. In addition, we work closely with our semiconductor device customers to have them specify our components and subsystems to their equipment suppliers.

   Global Manufacturing, Service and Support. We are geographically positioned to provide our customers with worldwide product, service and support. We maintain a global sales and support organization with over 25 offices worldwide. Likewise, we currently manufacture our products worldwide at six sites located in the United States, Japan and England. We plan to close two of these manufacturing facilities in the United States and downsize our operations in England. We expect to move the eliminated operations to our Allen, Texas facility and a new facility that we anticipate opening outside the United States in late 2001 or early 2002. The new facility is expected to replace manufacturing capacity that we will lose as a result of our exit from the Jaffrey, New Hampshire facility as part of the separation. We anticipate moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. We continue to devote significant resources to expand our worldwide manufacturing, service and support capabilities to meet the global demand for liquid and gas delivery systems, components and consumables. We have sales and support facilities in key locations in Asia, including our dedicated sales, research and development and manufacturing organization in Japan. Most recently, we have added fully-equipped applications laboratories in the region in order to support the growing need generated by the local foundries and maintain a strong presence in the region.

   Low Cost of Ownership. Our products enable a low cost of ownership through features such as modular and flexible design, high reliability, reduced system complexity and space requirements and ease of replacement. In addition, our products feature several unique ease-of-use features designed to enhance uptime, which is the amount of time that the semiconductor processing tool is available for processing, limit operator exposure to toxic substances, including as a result of safety accidents caused by accidental release or spillage of photochemicals, and minimize required space and chemical waste. Connectology(TM), which is our method of uniting a liquid or gas delivery apparatus with a filter through a uniquely designed connection, provides all of these advanced features. In addition, we believe that our integrated product solutions are easier to install and configure than prior generations of our products, further reducing the overall cost to the customer. We were also one of the first industry participants to make our products compatible with emerging digital network standards, such as the semiconductor industry's DeviceNet(TM) protocol, which enables components to transmit self-diagnostic and other information over a digital network.

   Environmentally Conscious Products. Our delivery systems and components enable our customers to reduce their usage of hazardous chemicals, allow for more efficient recycling and purification processes than prior generations of our products and reduce the volume and toxicity of discharged liquids, gases and chemicals. For example, we are providing products for emerging markets that offer improved environmental characteristics. These emerging markets include copper plating, slurry regeneration, where the slurry, which is a liquid compound that includes abrasives and is used to polish the wafer surface to remove defects, is cleaned for reuse, and purification and ozone-activated deionized water cleaning.

Our Business Strategy

   Our objective is to enhance our position as a worldwide developer, manufacturer and supplier of liquid and gas delivery systems, components and consumables used by semiconductor and other electronic device manufacturers to precisely measure, deliver, control and purify the process liquids, gases and chemicals used in their manufacturing processes. Our strategy to achieve this objective includes the following key elements:

   Extend Technology in High-Growth Markets. We seek to extend our technology by developing advanced products that address the trends in the semiconductor manufacturing industry. We have continuously improved our products as our customers' needs have evolved. For example, we have developed purification technologies, hollow fiber membranes for liquid and gas contactors, where the liquids and gases flow through the hollow center of a straw-like tube made of a porous membrane. Similarly, we have expanded upon our proprietary two-stage dispense technology with integrated filtration for photoresist delivery, where the photoresist is filtered through one pump and precisely dispensed through a second pump at a different flow rate to reduce defects on wafers. We plan to continue to expand our product lines both through internal development and through private labeling and acquisitions of complementary businesses, products and technologies to address new industry trends and requirements.

   Provide Comprehensive and Flexible Product Offerings. The semiconductor manufacturing industry is driven by rapid technological changes and intense competition. We believe that semiconductor manufacturers are seeking process control suppliers who can provide a broad range of reliable, flexible and cost effective product components and systems, as well as the technological and application design expertise necessary to deliver effective solutions. Our comprehensive product offering enables us to meet a broad range of customer needs and provide a single source of flexible product offerings for semiconductor device and capital equipment manufacturers as they seek to consolidate their supplier relationships to a smaller select group. In addition, we believe that our modular component approach, which provides compatibility among our different components, facilitates the design and delivery of systems that specifically address the particular needs of the customer. Our modular design also eases maintenance, reduces downtime and can minimize the physical dimensions of our systems.

   Optimize Global Presence. We have established a global infrastructure of design, manufacturing, distribution, service and support facilities to meet the needs of our customers. In addition, we may expand our global infrastructure, either through acquisition or internal development, to accommodate increased demand or we may consolidate inefficient operations to optimize our manufacturing and other capabilities. For example, we are establishing a presence in China through a sales office in anticipation of a growing semiconductor manufacturing base in that region. We also anticipate opening a manufacturing facility outside the United States in late 2001 or early 2002 and moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years. As semiconductor and other electronic device manufacturers have become increasingly global, they have required that suppliers offer comprehensive local repair and customer support services. We maintain our customer relationships through a combination of direct sales and support personnel and selected independent sales representatives and distributors in Asia, Europe and the Middle East.

   Continue to Develop Strategic Relationships. We have established ongoing key relationships with many leading original equipment manufacturers and materials suppliers in our key markets. Our industry relationships have provided us with the opportunity for significant collaboration with our customers at the product design stage that has facilitated our ability to introduce new products and applications that meet our customers' needs.

For example, we work with our key customers at the pre-design and design stage to identify and respond to their requests for current and future generations of products. We target opportunities to offer new technologies in emerging applications, such as copper plating, chemical mechanical planarization, wet-dry cleaning systems and photolithography. We believe that our large customer base will continue to be an important source of new product development ideas. We continually seek to enhance our relationships with our major customers through collaboration on new product designs and joint research and development opportunities and to identify opportunities to develop similar relationships with additional semiconductor capital equipment and device manufacturers.

   Maintain a Diversified Revenue Stream. By attempting to balance our sales of component and subsystem products with sales of our consumable products, we target a diversified revenue stream. Our consumable products provide a relatively more stable and recurring source of revenue in an otherwise cyclical industry. We believe that as new technologies develop and the complexity of the semiconductor manufacturing process increases, the resulting need for increased purity and precision in the manufacturing process will increase demand for consumable products.

   Pursue Strategic Acquisitions. We plan to pursue strategic acquisitions that enable us to address gaps in our product offerings, secure new customers, diversify into complementary product markets or broaden our technological capabilities and product offerings. In January 1997, we successfully completed the acquisition of Tylan General, Inc., a supplier of components and integrated systems for gas equipment processes used in the manufacture of semiconductors. In addition, we are continuously evaluating opportunities for strategic alliances and joint development efforts with key customers and other industry leaders. While we have no current commitments with respect to any future acquisitions, we frequently evaluate strategic opportunities and, subject to restrictions due to Section 355(e) and Section 368(c) of the Internal Revenue Code, which may significantly limit our ability to issue shares of our common stock for acquisitions, we intend to actively pursue acquisitions and investments in complementary businesses. For a discussion of Section 355(e) and
Section 368(c), please see "Our Separation from Millipore--Tax Limitations on Additional Issuances of Our Stock."

   Leverage Core Technologies in Related Markets. We plan to leverage our accumulated expertise in the semiconductor industry by developing products for applications that employ similar production processes that utilize high purity fluids, integrated dispense systems and vacuum-based production technologies. Our products are used in manufacturing processes outside of the semiconductor industry, including the manufacturing of flat panel displays, high-purity chemicals, photoresists, solar cells, gas lasers, optical and magnetic storage devices and fiber optic cables. We plan to continue to identify and develop products that address advanced materials processing applications where fluid management plays a critical role. We believe that by utilizing our technology to provide manufacturing solutions across multiple industries we are able to increase the total available market for our products and reduce, to an extent, our exposure to the cyclicality of any particular market.

Our Products and Technology

   Our products include instruments, components, subsystems and consumable products used in the manufacture of semiconductors and other electronic devices. Instruments, components and subsystems accounted for 42%, 42%, 50% and 49% of our net sales for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001, respectively, and consumable products accounted for 58%, 58%, 50% and 51%, respectively, of our net sales in these same periods. In each of these periods photochemical dispense systems represented between 15% and 30% of our net sales from instruments, components and subsystems, gas flow measurement and control products accounted for approximately 30% of our net sales from instruments, components and subsystems, and liquid filtration and purification products accounted for more than two-thirds of our net sales from consumable products. In each of our last three fiscal years and the three months ended March 31, 2001, our sales of pressure measurement and control products, vacuum gauges, valves and controllers and our sales outside of the semiconductor industry have each accounted for less than 10% of our net sales in such periods. Our two product classes include the following specific product types:

Instruments, Components and Subsystems Product Class

                               Selected Mykrolis               Applicable Integrated Circuit
    Product Type              Product Categories                Manufacturing Process Stage
----------------------------------------------------------------------------------------------
  Photochemical      . WCDP Dispense Pumps                  . Deposition, Copper Electroplating
  Dispense           . WCDS Dispense Pumps
  Systems

                     . IntelliGen Dispense Systems          . Photolithography
                     . WCDP Dispense Pumps
                     . WCDS Dispense Pumps
                     . Photo250 Ultra-High Viscosity Pumps
----------------------------------------------------------------------------------------------
  Gas Flow           . IntelliFlow Mass Flow Controllers    . Thin Film Physical Vapor
  Measurement        . Analog Mass Flow Controllers           Deposition and Chemical Vapor
  and Control        . VC4900, VC4979 Vapor Mass Flow         Deposition
  Products             Controllers

                     . Intelliflow Digital Mass Flow        . Etch and Resist Strip
                       Controllers
                     . Analog Mass Flow Controllers
----------------------------------------------------------------------------------------------
  Pressure           . SolidSense Pressure Transducers      . Thin Film Physical Vapor
  Measurement and    . Digital Display                        Deposition and Chemical Vapor
  Control Products   . Pressure Gauges                        Deposition
                                                            . Etch and Resist Strip
----------------------------------------------------------------------------------------------
  Vacuum Gauges,     . CDG Capacitance Gauges               . Thin Film Physical Vapor
  Valves and         . Diffuser                               Deposition and Chemical Vapor
  Controllers        . ACX Vacuum Controller                  Deposition
                     . Vacuum Valves                        . Etch and Resist Strip
----------------------------------------------------------------------------------------------

Consumables Product Class

                                 Selected Mykrolis                    Applicable Integrated Circuit
    Product Type                 Product Categories                    Manufacturing Process Stage
----------------------------------------------------------------------------------------------------
  Liquid               . Chemical Filters                         . Deposition, Copper Electroplating
  Filtration and       . Chemical Degassers
  Purification         . Solaris Filters                          . Chemical Mechanical Planarization
  Products             . Planagard Filters

                       . Minichem                                 . Photolithography
                       . LHVD Filters
                       . Optimizer DV
                       . Optimizer DI

                       . Ozone Contactors                         . Resist Strip and Wet Cleaning
                       . Fluorogard Filters
                       . QuickChange Filters
                       . Etchgard Filters
                       . Chempure Purifiers
----------------------------------------------------------------------------------------------------
  Gas Filtration       . Wafergard III NF (Nickel) Filters         . Thin Film Physical Vapor
  And Purification     . Wafergard II SF (Stainless Steel) Filters   Deposition and Chemical
  Products             . Wafergard II Teflon Filters                 Vapor Deposition

                       . Wafergard III NF (Nickel) Filters         . Etch and Resist Strip
                       . Wafergard II SF (Stainless Steel) Filters
                       . Wafergard II Teflon Filters

---------------

Instruments, Components and Subsystems Product Class

Photochemical Dispense Systems

   Based upon our proprietary integrated, high precision photochemical filtration and dispense systems that utilize patented two-stage technology, we believe that we are the only supplier to the microelectronics industry with integrated filtration and dispense technology. Our proprietary technology also includes our Connectology(TM) technology, low hold-up volume disposable filters, hollow fiber membrane technology and patented digital valve control technology. Two-stage technology, as opposed to conventional single-stage technology, allows for filtering and dispensing of photochemicals at different rates, reducing defects on wafters. Connectology(TM) technology allows for filter changes in less than two minutes, faster than our conventional filters and with less potential exposure to hazardous chemicals. Low hold-up volume disposable filters reduce the amount of expensive chemicals lost each time a filter is changed. Hollow fiber membrane technology allows the process liquids and gases to flow through the hollow center of a straw-like tube made of a porous membrane material. Digital valve control technology improves chemical uniformity on wafers and improves ease of operation in the fabrication plant. In addition, high precision liquid dispense systems based on our proprietary patented technology enable uniform application of photoresists for the spin-coating process where uniformity is measured in units of Angstroms, a fraction of the thickness of a human hair.

Gas Flow Measurement and Control Products

   We offer a complete product family of digital and analog mass flow controllers to meet the stringent requirements of semiconductor processing. Mass flow controllers are devices that automatically and precisely measure and control the flow rates of multiple liquids and gases into the process chamber in order to maintain circuit quality, reduce maintenance requirements and prolong the life of the equipment used in the manufacturing process. We have also developed pressure-based mass flow controllers, which measure and control the liquids and gases by controlling the pressure applied to these fluids. Our IntelliFlow(TM) product platform combines our gas measurement and control products with the DeviceNet(TM) communications protocol to provide a digital solution to achieve advanced process control and network communications. The embedded diagnostics software provides real time feedback and allows users to make on-tool adjustments to critical process parameters, thereby preventing costly down time.

Pressure Measurement and Control Products

   We offer a wide variety of pressure measurement and control products to meet the needs of our customers, including pressure gauges, transducers, displays and scales. These products offer high rates of accuracy, reliability, repeatability and purity. Transducers measure the pressure applied to the wafer and the fluids during the manufacturing process. Our displays range from local readout displays at the point-of-use to real-time displays at the point-of-source. Our scales are used to provide real-time volume measurement.

Vacuum Gauges, Valves and Controllers

   We offer a wide range of vacuum instruments consisting of vacuum measurement sensors and associated power supplies and display units. Our vacuum valves are used between the process chamber and the pump that delivers the gas to the process chamber and can withstand temperatures of 150 degrees Celsius. These vacuum gauges directly measure the level of pressure in the process chamber and between the process chamber and a pump. These gauges can measure pressures as low as 0.1 Torr, which is a fraction of the Earth's atmospheric pressure. We also manufacture a range of vacuum controllers that take the signals from the vacuum gauges and provide the necessary control signals to the vacuum valves in order to maintain precise processing parameters.

Consumables Product Class

Liquid Filtration and Purification Products

   Liquid processing includes such steps as photolithography, deposition, planarization and surface etching and cleaning. The fluids that are used include various mixtures of acids, bases, solvents, slurries and photochemicals, which in turn are used over a broad range of operating conditions, including temperatures from 5 degrees Celsius up to 180 degrees Celsius. Specially designed proprietary filters remove sub-micron sized particles and bubbles from the different fluid streams that are used in the manufacturing process. Some of our filters are constructed with ultra-high molecular weight polyethylene hollow fiber membranes that offer improved bubble clearance and gel removal, either of which can cause defects in the wafers if not removed. These filters also utilize patented ConnectologyTM technology to provide for rapid filter changes, minimal equipment downtime and limited operator exposure to toxic chemicals.

Gas Filtration and Purification Products

   Our Wafergard(TM), ChamberGard(TM) and Waferpure(TM) particle and molecular filtration products provide for the distribution of gas in the process chamber in order to eliminate system and wafer problems due to particulate, atmospheric and chemical contaminants. These filters are able to retain all particles 0.003 microns and larger. Our metal filters, such as stainless steel and nickel filters, reduce outgassing and improve corrosion resistance. Our Waferpure(TM) purifiers chemically react with and absorb volatile contaminants, such as oxygen and water, to prevent contamination and our ChamberGard(TM) vent diffusers reduce particle contamination and processing cycle times.

Worldwide Applications Development and Field Support Capabilities

   We provide strong technical support to our customers through local service groups and engineers consisting of field applications engineers, technical service groups, applications development groups and training departments. Our applications development groups maintain process equipment that emulate customers' applications and industry test standards and our applications laboratories provide product evaluation, customer technical support and complaint resolution. Our service centers are responsible for calibration, repairs and servicing of our products. Our applications development groups, located in Bedford, Massachusetts, Allen, Texas and Tokyo, Japan, are primarily responsible for supporting new products and applications development, industry collaboration and providing additional technical expertise to our customers. Our field applications engineers, located on the east and west coasts of the United States and in seven other countries, work directly with our customers on product qualification and process improvement in their facilities. In addition, in response to customer needs for local technical service and fast turn-around time, we maintain four regional applications laboratories located in Korea, Taiwan, Singapore and France and eight service centers located in California, Texas, Arizona, Germany, the United Kingdom, Korea, Taiwan and Singapore.

Customers

   Our major customer groups include integrated circuit manufacturers, original equipment manufacturers that provide equipment to integrated circuit manufacturers, and gas and chemical manufacturing companies. Our most significant customers based on sales in 2000 include industry leaders, such as Applied Materials, Inc., ASM Lithography Holding N.V., Dainippon Screen Manufacturing Co., Ltd., FSI International, Inc., LAM Research Corporation, Novellus Systems, Inc., Samsung Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co. Ltd. and Tokyo Electron Limited.

   We also sell our products to flat panel display original equipment manufacturers, materials suppliers and end-users. The major manufacturers for flat panel displays and flat panel display equipment are concentrated in Japan, Korea and other parts of Asia.

   We may enter into supply agreements with our customers to govern the conduct of business between us and our customers, including the manufacture of our products. These agreements generally have a term of one to three years but these agreements do not contain any long-term purchase orders or commitments. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. However, customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control.

   In 1998, 1999 and 2000 and the three months ended March 31, 2001, sales to our top ten customers accounted for approximately 29%, 31%, 39% and 38%, respectively, of our net sales. During those same periods, Tokyo Electron Limited accounted for approximately 11%, 13% and 18% and 17%, respectively, of our net sales and international sales represented approximately 57%, 61%, 61% and 64%, respectively, of our net sales.

   Over 2,500 customers purchased products from us during 2000.

Sales and Marketing

   We sell our products worldwide primarily through our own direct sales force located in over 25 offices in major industrialized and developed countries, as well as through independent distributors in other parts of the world. As of March 31, 2001, our sales and marketing force consisted of approximately 260 employees worldwide. Our direct sales force is supplemented by independent sales representatives and agents.

   Our marketing efforts focus on our "push/pull" marketing strategy in order to maximize our selling opportunities. We work with original equipment manufacturers to design tools that require our products and we create end user "pull" demand where the products are specified by the semiconductor manufacturers. Our industry relationships have provided us with the opportunity for significant collaboration with our customers at the product design stage that has facilitated our ability to introduce new products and applications that meet our customers' needs. In addition, we are constantly identifying for our customers the variety of analytical, purification and process control challenges which may be addressed by our products. Further, we adapt our products and technologies to process control issues identified by our customers. Our sales representatives provide our customers with worldwide support and information on our products.

   We believe that our technical support services are important to our marketing efforts. These services include assisting in defining a customer's needs, evaluating alternative products, designing a specific system to perform the desired separation, training users and assisting customers in compliance with relevant government regulations. In addition, we maintain a network of service centers located in the United States and in key international markets to support our products.

Manufacturing

   We believe that our ability to manufacture reliable products in a cost-effective manner is critical to meeting the demanding requirements of our customers. Our principal manufacturing activities consist of precision assembly, test, calibration, welding, machining and electro-polishing activities, as well as the manufacture of membranes and consumable filter devices. We subcontract a portion of our assembly, machining and printed circuit board assembly and testing. We perform all other assembly, test and calibration functions, including critical assembly activities, which are performed in clean room environments, at our facilities. We monitor and analyze product lead times, warranty data, process yields, supplier performance, field data on mean time between failures, inventory turns, repair response time and other indicators so that we can continuously improve our manufacturing processes.

   We expect to continue to devote significant financial and management resources to optimize our worldwide production and service capabilities. Due to the short time between the receipt of orders and shipments, we normally operate with an insignificant level of backlog. In addition, we work closely with our customers to forecast demand in order to better anticipate our production requirements.

   We currently have an aggregate of approximately 140,000 square feet of manufacturing capacity in three locations in the United States, and we have an aggregate of approximately 90,000 square feet in Japan and 10,000 square feet in England. We also manufacture our products in Millipore's Bedford, Massachusetts facility pursuant to the terms of our master transitional services agreement with Millipore. Our significant manufacturing facilities in the United States are either ISO 9001 or ISO 9002 registered, and our facility in Yonezawa, Japan is ISO 14000 registered. In addition, we are implementing a low-cost sourcing strategy to supplement our in-house manufacturing capabilities for specific product lines. We are in the process of relocating the operations of our manufacturing facilities in Bedford, Massachusetts and Jaffrey, New Hampshire and downsizing our manufacturing facility in Swindon, England as part of our worldwide manufacturing rationalization plan. We expect that the manufacturing operations eliminated from these facilities will be moved to our Allen, Texas facility and to a new facility that we anticipate opening outside the United States in late 2001 or early 2002. The new facility is expected to replace manufacturing capacity that we will lose as a result of our exit from the Jaffrey, New Hampshire facility as part of the separation. We anticipate moving between 10% and 20% of our overall manufacturing operations from our existing domestic and foreign manufacturing facilities to this new facility over the next two to three years.

   We have made significant investments in developing a worldwide manufacturing infrastructure of both equipment and people. In many cases, we have also sourced parts from local vendors to increase flexibility and responsiveness. Through this expansion we have focused on improving work flow through the manufacturing process and operator training programs, and are continually monitoring our operations for cost reduction opportunities to ensure that we continue to supply cost effective quality products to our customers.

Competition

   The market for our products is highly competitive. While price is an important factor, we compete primarily on the basis of the following factors:

  .  historical customer relationships;

  .  technical expertise;

  .  product quality and performance;

  .  total cost of ownership;

  .  customer service and support;

  .  breadth of product line;

  .  breadth of geographic presence;

  .  manufacturing capabilities; and

  .  after-sales service.

   We believe that we compete favorably with respect to all of the factors listed above, but we cannot assure you that we will continue to do so. We believe that our key competitive strengths include our broad product line, the low total cost of ownership of our products, our ability to provide our consumables customers with quick order fulfillment and our technical expertise. However, our competitive position varies depending on the market segment and specific product areas within these segments. For example, in the market for photochemical dispense systems, we believe that our patented technology, our longstanding relationships with leading original equipment manufacturers in this market niche and our ability to support our customers' needs on a global basis have allowed us to compete favorably. In contrast, other companies have more established positions in the markets related to gas delivery systems and components, such as gas flow measurement and control products, pressure measurement and control products and vacuum gauges, valves and controllers. While we have longstanding relationships with a number of semiconductor and other electronic device manufacturers, we also face significant competition from companies that have longstanding relationships with other semiconductor and electronic device manufacturers and, as a result, have been able to have their products specified by those customers for use in manufacturers' fabrication facilities. In addition, some of our competitors have cost advantages over us in the markets for gas delivery systems and components due to their larger market share and the related economies of scale. In the markets for our consumable products, we believe that our differentiated membrane technology, strong supply chain capabilities, which allow us to provide our customers with quick order fulfillment, and technical expertise, which enables us to develop membranes to meet specific customer needs and assist our customers in improving the functionality of our membranes for particular applications, allow us to compete favorably. In these markets our competitors compete against us on the basis of price, as well as alternative membrane technology having different functionality, manufacturing capabilities and breadth of geographic presence.

   The market for our products is highly fragmented, and we compete with a number of different companies, including Iwaki Co., Ltd., MKS Instruments, Inc., Mott Metallurgical Corporation and Pall Corporation. Some of our competitors are larger and have greater resources than we do. In some cases, our competitors are smaller than us, but well-established in specific product niches. However, we believe that none of our competitors competes with us across all of our product offerings and that, within the markets that we serve, we offer a broader line of products, make use of a wider range of process control technologies and address a broader range of applications than any single competitor. Nonetheless, competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies, devote more resources to developing new technologies and may be able to undertake more extensive marketing campaigns. They also may adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners.

   Semiconductor and other electronic device manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, our success depends in part on our ability to have semiconductor and other electronic device manufacturers specify that our products be used at their fabrication facilities. Some of our competitors may have more developed relationships with semiconductor and other electronic device manufacturers, which enables them to have their products specified for use in manufacturers' fabrication facilities.

   In addition, following our separation from Millipore, except as specifically prohibited in our separation agreements with Millipore with respect to the use of existing intellectual property and technological expertise, we may compete against Millipore and Millipore may compete against us. In particular, Millipore may choose to reestablish a microelectronics business unit, or work with a third party to establish a competitive capability.

Research and Development

   Our aggregate research and development expenses in 1998, 1999 and 2000 and the three months ended March 31, 2001 were $21.5 million, $19.3 million, $23.2 million and $5.9 million, respectively. As of March 31, 2001, we had approximately 150 employees in engineering, research and development. In addition, we have followed a practice of supplementing our internal research and development efforts by licensing technology from unaffiliated third parties and/or acquiring distribution rights with respect thereto when we believe it is in our long-term interests to do so.

   To meet the global needs of our customers, we have research and development capabilities in the United States and Japan. Our research and development efforts are directed toward developing and improving our technology platforms for semiconductor and advanced processing applications and identifying and developing products for new applications for which fluid management plays a critical role. Recently, our efforts have been particularly focused on the development of new materials and technology associated with key industry trends, such as the transition from the use of 200 millimeter wafers to 300 millimeter wafers, the shrinking of integrated circuit line-widths and the use of new classes of materials, such as copper, titanium nitride and organic and inorganic dielectric materials. We have undertaken an initiative to involve our marketing, engineering, manufacturing and sales personnel in the development of new products in order to reduce the time to market for new products. Our employees also work closely with our customers' development personnel. These relationships help us identify and define future technical needs on which to focus our research and development efforts. In addition, we participate in Semiconductor Industry Suppliers Association, a consortium of semiconductor equipment suppliers. We also support research at academic and other institutions targeted at advances in materials science and semiconductor process development.

   On the effective date of our separation from Millipore, key membrane researchers and engineers were transferred to us. In addition, we entered into a five-year contractual research agreement with Millipore to minimize the interruption of our long-term research projects and transfer to us full ownership of specified related intellectual property rights.

Patents and Other Intellectual Property Rights

   We rely on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect our proprietary rights. We have 92 U.S. issued and enforceable patents, 106 issued and enforceable foreign patents, including counterparts to U.S. filings, 64 pending U.S. patent applications, 23 pending filings under the Patent Cooperation Treaty not yet nationalized and 196 pending foreign patent applications. While we believe that patents may be important for aspects of our business, such as our patents related to photoresist dispense pumps, polymer membranes, gas filters, mass flow controllers and our Connectology(TM) products, which patents expire between 2003 and 2018, we believe that our success depends more upon close customer contact, innovation, technological expertise, responsiveness and worldwide distribution. Additionally, while our patented technology may delay or deter a competitor in offering a competing product, we do not believe that our patent portfolio functions as a barrier to entry for any of our competitors. In addition, while we license and will continue to license technology used in the manufacture and distribution of products from third parties, except as described in the separation agreements with Millipore, these licenses are not currently related to any of our core product technology.


   We require each of our employees, including our executive officers, to enter into standard agreements pursuant to which the employee agrees to keep confidential all of our proprietary information and to assign to us all inventions made while employed by us.

   A number of our patented products were specifically developed in response to the transition from 200 millimeter wafers to 300 millimeter wafers, and many of our new products are specifically targeted to meet the more stringent requirements for the advanced technologies dominating 300 millimeter wafer manufacturing processes. Examples include our Solaris(TM) chemical mechanical planarization filters for copper slurries, IntelliGen(TM) photoresist dispense with digital valves targeted for photolithography applications and our Intelliflow(TM) mass flow controllers for 300 millimeter tool automation.

   In connection with our separation from Millipore, we were assigned patents and trademarks which relate exclusively to our business. Patented technology that is used by both Millipore and us was generally retained by Millipore and licensed to us with exclusive rights in our fields of use that are generally defined by the current operating scope of our business. In some cases, the technology was transferred to us, and we granted Millipore an exclusive license in its fields of use in the biopharmaceutical and related industries. These licenses are assignable by the licensee only in connection with a sale of its business, do not require the payment of any license fees or royalties by either Millipore or us and will continue in effect for the life of the patents. In addition, in order to assure future access to patented technology not licensed as part of the separation, the separation agreements provide each of us with a technology license option. The option grants each party a five-year option to acquire a royalty bearing license to patented technology existing as of the separation date that is owned by the other party and is not currently used by the optionee but may be useful for future products, with exclusive rights in its fields of use. The license term would extend for the life of the subject patents.

Governmental Regulation

   Our operations are subject to federal, state and local regulatory requirements relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. There can be no assurance that we will not incur material costs and liabilities or that our past or future operations will not result in exposure to injury or claims of injury by employees or the public. Although some risk of costs and liabilities related to these matters is inherent in our business, as with many similar businesses, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us. We are not presently aware of any facts or circumstances that would cause us to incur significant costs or liabilities in the future related to environmental, health and safety law compliance.

Legal Proceedings

   In July 2000, we were sued in the Osaka District Court, Osaka, Japan, by Kurabo Industries Ltd. This suit alleges that a type of filter cartridge manufactured in Japan by our subsidiary, Nihon Mykrolis KK, infringes a Japanese patent held by Kurabo. The suit seeks $11 million in damages and an injunction against our future use of these filter cartridges. Nihon Mykrolis KK has responded to this suit by denying any infringement. We intend to vigorously defend this suit but there can be no assurances that we will prevail. We believe, however, that the litigation described above will not have a material adverse effect on our business, financial condition or results of operations.

   We are also party to other lawsuits in the ordinary course of business. We do not believe that these proceedings individually or in the aggregate will have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

   As of March 31, 2001, without giving effect to our restructuring, we had approximately 1,000 full-time employees who, prior to the separation date, were employed by Millipore's microelectronics division, including approximately 150 in engineering, research and development and approximately 260 in sales and marketing. Given the variability in our business and the quick response time required by our customers, it is critical that we be able to quickly adjust the size of our production staff to maximize efficiency. Therefore, we use skilled temporary labor as required. Prior to our separation from Millipore, all necessary corporate functions were provided to us by Millipore, and the associated costs were allocated to us in the form of an allocation of the expense. This allocation is included in our historical financial results. Following our separation from Millipore, we have hired approximately 70 personnel and anticipate hiring approximately 25 additional personnel to facilitate our operation as an independent company and in replacement of services formerly provided by Millipore's central functions.

   None of our employees are represented by a labor union or covered by a collective bargaining agreement other than statutorily mandated programs in European countries.

Facilities

   Our principal executive offices are located in Bedford, Massachusetts. We also have manufacturing and design facilities in the United States, Japan and England. Information about these facilities is set forth below:

                                                         Approximate  Leased/
Location                            Principal Function   Square Feet   Owned
--------                          ---------------------- -----------  -------
Bedford, Massachusetts........... Corporate Headquarters    75,000/1/ Leased
Bedford, Massachusetts/2....../..     Manufacturing         10,000    Leased/3/
Allen, Texas.....................     Manufacturing        178,000    Leased
Jaffrey, New Hampshire/2....../..     Manufacturing         55,000    Leased/3/
San Clemente, California.........     Manufacturing          7,000    Leased
Yonezawa, Japan..................     Manufacturing        100,000/4/  Owned
Swindon, England/5............/..     Manufacturing         10,000    Leased

--------
/1/Excludes an additional 70,000 square feet that are subleased by us under a sublease agreement expiring in November 2005. The sublessee pays us rent in an amount equal to the amount owed by us to our landlord for the subleased space.
/2/Pursuant to our worldwide manufacturing rationalization plan, we are in the process of relocating our operations from this facility to our Allen, Texas facility or a new facility that we anticipate opening outside the United States in late 2001 or early 2002. However, there can be no assurance that we will be able to identify an acceptable location outside the United States for this new facility or enter into any agreements for such a facility on favorable terms or at all.
/3/Pursuant to the terms of our master transitional services agreements with Millipore, we are currently sharing space with Millipore in this manufacturing facility that is owned by Millipore.
/4/Excludes an additional 69,000 square feet that are leased to Millipore.
   Millipore pays us rent for the leased space sufficient to cover our costs associated with the space.
/5/Pursuant to our worldwide manufacturing rationalization plan, we are in the process of downsizing this facility and moving the eliminated operations to our Allen, Texas facility or a new facility that we anticipate opening outside the United States in late 2001 or early 2002. However, there can be no assurance that we will be able to identify an acceptable location outside the United States for this new facility or enter into any agreements for such facility on favorable terms or at all.

   In addition, we manufacture our products in Millipore's Bedford, Massachusetts facility pursuant to the terms of our master transitional services agreement with Millipore. We maintain a worldwide network of sales and service centers, including three in the United States, five in Europe (two in Germany, one in France and two in the United Kingdom), three in Japan and three in other parts of Asia (Taiwan, Singapore and Korea). Leases for our facilities expire between August 2000 and March 2008. We currently expect to be able to extend the terms of expiring leases or to find suitable replacement facilities on reasonable terms. We also have an option to purchase our Bedford, Massachusetts headquarters facility at fair market value between June 2005 and November 2005, the expiration date on our lease, and our landlord has an option to sell us that Bedford, Massachusetts facility at 90% of its fair market value prior to November 30, 2005. If our landlord exercises the option to sell, we have one year to complete the purchase of the facility, during which time interest on the purchase price will accrue. We currently expect to begin renovations on our Bedford, Massachusetts headquarters facility in 2001. We believe that our facilities are well-maintained and, except as described above, suitable for their respective operations. We anticipate that as our business grows we will need to obtain additional facilities through acquisitions, leases or new construction. We may encounter unforeseen difficulties, costs or delays in expanding our facilities.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth information with respect to our directors and executive officers:

Name                       Age                      Office
----                       ---                      ------
C. William Zadel..........  58 Chairman, Chief Executive Officer and Director
Hideo Takahashi...........  60 Chairman of the Board of Nihon Mykrolis KK
Jean-Marc Pandraud........  48 President and Chief Operating Officer
Bertrand Loy..............  36 Vice President and Chief Financial Officer
Jean-Paul Mangeolle.......  40 Vice President-Operations
Peter W. Walcott..........  54 Vice President, Secretary and General Counsel
Fred E. Faulkner, Jr......  54 Vice President-Worldwide Manufacturing
Gary Nadeau...............  46 Vice President-Worldwide Sales
Takashi Mizuno............  41 Vice President and President of Nihon Mykrolis KK
Robert Crook..............  49 Vice President-Human Resources
Michael A. Bradley........  52 Director
Robert E. Caldwell........  64 Director
Thomas O. Pyle............  61 Director

   We anticipate that two additional directors who are not affiliated with us or Millipore will be elected to the board of directors following completion of this offering.

   C. William Zadel has been our Chairman and Chief Executive Officer since November 2000 and one of our directors since February 2001. Mr. Zadel has been Chief Executive Officer and Chairman of Millipore since February 1996 and was President of Millipore from February 1996 through April 2001. Mr. Zadel had been, since 1986, President and Chief Executive Officer of Ciba Corning Diagnostics Corp., a company that develops, manufactures and sells medical diagnostic products. Prior to that he was Senior Vice President of Corning Glass Works (now Corning Inc.) Americas Operations since 1985 and Vice President of business development since 1983. Mr. Zadel currently serves on the Boards of Directors of Kulicke and Soffa Industries, Inc. and Matritech, Inc. Mr. Zadel is Chairman of the Board of Directors of the Massachusetts High Technology Council. He has also served as the Chairman of the Health Industry Manufacturers Association from 1994 to 1995.

   Hideo Takahashi joined Millipore in 1979 as President and Chief Executive Officer of its Japanese subsidiary, Nihon Millipore Ltd. Mr. Takahashi was elected as a Vice President of Millipore Corporation in 1996. Effective with the separation, Mr. Takahashi assumed the position of Chairman of our Japanese subsidiary, Nihon Mykrolis KK. Pursuant to transitional arrangements with Millipore, Mr. Takahashi will also serve as Chairman of Millipore's Japanese subsidiary, Nihon Millipore Biosciences KK and Millipore will reimburse us for Mr. Takahashi's services in such capacity.

   Jean-Marc Pandraud has been our President and Chief Operating Officer since January 2001. Mr. Pandraud joined Millipore's French subsidiary in 1978 as an Application Specialist for the contamination laboratory market. From 1994 until 1999, Mr. Pandraud served as the Vice President and General Manager of Millipore's Laboratory Water Division. In July 1999, he was appointed to the position of Vice President and General Manager, Microelectronics Divisions of Millipore.

   Bertrand Loy has been our Vice President and Chief Financial Officer since January 2001. Prior to that, Mr. Loy served as the Chief Information Officer of Millipore from April 1999 until December 2000. From 1995 until 1999, he served as the Division Controller for Millipore's Laboratory Water Division. From 1989 until 1995, Mr. Loy served Sandoz Pharmaceuticals (now Novartis) in a variety of financial, audit and controller positions located in Europe, Central America and Japan.

   Jean-Paul Mangeolle has been our Vice President--Operations since April 2001. Prior to that, Mr. Mangeolle served as Vice President and General Manager of Millipore's Liquids division from October

1999 until April 2001. Mr. Mangeolle has also served as Millipore's Vice President of Worldwide Sales and Service from March 1998 to October 1999, as Millipore's Worldwide Sales and Marketing Director, Laboratory Water from January 1997 to March 1998 and as Manager of Millipore's Asian Operations from April 1992 to January 1997.

   Peter W. Walcott has been our Vice President, Secretary and General Counsel since October 2000. Mr. Walcott served as the Assistant General Counsel of Millipore from 1981 until March 2001.

   Fred E. Faulkner, Jr. has been our Vice President--Worldwide Manufacturing since April 2001. Prior to joining Mykrolis, Mr. Faulkner served as Millipore's Director of Manufacturing Operations from May 2000 until April 2001. Prior to that, Mr. Faulkner was President and Chief Operating Officer of Boston Acoustics, Inc., a designer and manufacturer of high-performance audio systems, from April 1997 until April 2000. Before joining Boston Acoustics, Mr. Faulkner served as Vice President of Technical Operations for Millipore's microelectronics division from June 1994 until April 1997.

   Gary Nadeau has been our Vice President--Worldwide Sales since April 2001. Mr. Nadeau served as Millipore's Director of Worldwide Sales and Service from November 2000 until March 2001 and as Vice President of the Electronics Division for Netvendor Inc., a business to business sell-side software and services provider for manufacturers and distributors in the aerospace, automotive, electronics and industrial sectors, from February 2000 until November 2000. Prior to that, Mr. Nadeau served as Director of North American Sales for Millipore's microelectronics division.

   Takashi Mizuno has been our Vice President since April 2001 and has been President of our Japanese subsidiary, Nihon Mykrolis KK since April 2001. Mr. Mizuno was a Director of Global Accounts for Tokyo Electron Limited from February 2000 until April 2001. Prior to that, Mr. Mizuno served as Millipore's Director of Laboratory Research from September 1995 until February 2000 and as Division Manager of Millipore's Laboratory Water division from January 1995 until September 1995.

   Robert Crook has been our Vice President--Human Resources since April 2001. Prior to that, Mr. Crook served as Millipore's Human Resources Manager from November 1999 until April 2001. Before joining Millipore, Mr. Crook served as Vice President of Human Resources for the Transnational Group, a marketing and financial services company.

   Michael A. Bradley has been one of our directors since February 2001. Mr. Bradley has been the President, Semiconductor Test Division of Teradyne, Inc. since March 2001. Prior to that, Mr. Bradley was the Chief Financial Officer of Teradyne, Inc. since 1999 and a Vice President of Teradyne, Inc. since 1992. Prior to that, Mr. Bradley held various finance, marketing sales and management positions with Teradyne and worked in the audit practice group of the public accounting firm of Coopers and Lybrand. Mr. Bradley was appointed to Teradyne's Management Committee in 1994 and its Executive Committee in 1996. Mr. Bradley received his A.B. degree from Amherst College and an M.B.A. from the Harvard Business School.

   Robert E. Caldwell has been one of our directors since February 2001. Mr. Caldwell retired from his position as Vice President and General Manager of the Digital Semiconductor Division of Digital Equipment Corporation, a supplier of networked computer systems, software and services, in September 1998, a position he had held since 1990. Prior to that, Mr. Caldwell held various engineering and product management positions at Dickinson Electronics, Motorola, Inc. Mostek Corporation and Fairchild Camera & Instrument Corporation, a semiconductor manufacturer, where he served as General Manager of the Gate Array Division from 1981 through 1983. Mr. Caldwell has been granted two U.S. patents for silicon wafer processing. Mr. Caldwell received his B.S. and M.S. degrees in physics from Arizona State University.

   Thomas O. Pyle has been one of our directors since February 2001. Mr. Pyle retired from his position as Senior Advisor to the Boston Consulting Group in 1997, a position he had held since 1992, other than from October 1993 through September 1994 when he served as Chief Executive Officer of MetLife Health Care Management Corp., Inc. Prior to that, Mr. Pyle held various management positions with the Boston Consulting Group, Inc. and served Harvard Community Health Plan, Inc. as its Chairman from 1978 until 1991. Mr. Pyle received his M.B.A. from the Harvard Business School. Mr. Pyle currently serves as a director and the

Chairman of Controlled Risk Insurance Company, Ltd., Controlled Risk Insurance Company, Inc., Risk Management Foundation of the Harvard Medical Institutions and Controlled Risk Insurance Company, Inc. (Vermont). Mr. Pyle is also a director of HealthGate. He is also a member of the Board of Directors of Medical Education for South African Blacks.

   At present, all directors are elected and serve until a successor is duly elected and qualified or until his earlier death, resignation or removal. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve at the discretion of, the board of directors.

   Our restated certificate of incorporation requires a minimum of three directors, and we currently have four directors serving. Our board is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Our board of directors will consist of a Class II director (Mr. Pyle), whose term of office will continue until the 2002 annual meeting of our stockholders, Class III directors (Messrs. Bradley and Zadel), whose term of office will continue until the 2003 annual meeting of our stockholders and a Class I director (Mr. Caldwell), who was elected in 2001 and whose term of office will continue until the 2004 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Director Compensation

   Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Messrs. Bradley, Caldwell and Pyle each receive an annual retainer of $21,000 plus $1,000 for each board or committee meeting attended. In addition, any non-employee director who serves as chairman of any committee of the board will receive an annual retainer of $3,500. Directors are also eligible to receive awards under our stock option plans.

Committees of the Board of Directors

   Our board of directors has an audit committee and a compensation committee. The board may also establish other committees to assist in the discharge of its responsibilities.

   The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently composed of Messrs. Bradley, Caldwell and Pyle and, following this offering, will continue to be composed of three directors who are not otherwise affiliated with us or our principal stockholder. PricewaterhouseCoopers LLP serves as our independent auditor.

   The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensation of all of our officers and adopting and changing major compensation policies and practices. The compensation committee reports its recommendations to the whole board of directors for approval and authorization. It also fixes, subject to approval by the full board, the annual compensation of the chief executive officer and administers our stock plans. The compensation committee is currently composed of Messrs. Bradley, Caldwell and Pyle, none of whom have "interlocking" or other relationships with us that would detract from their independence as committee members, and, following this offering, will continue to be composed solely of three or more non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act of 1934).

Stock Ownership of Directors and Executive Officers

   All of our common stock is currently owned by Millipore, and thus none of our directors or officers own any of our common stock. To the extent our directors and officers own shares of Millipore common stock or options to purchase such shares at the time of the distribution, they will participate in the distribution on the same terms as other holders of Millipore common stock, and their unvested options will be converted into options to purchase shares of our common stock as more fully described below under "--Treatment of Millipore Options."

   The following table sets forth the number of shares of Millipore common stock beneficially owned on March 2, 2001 by each director, each of the executive officers named in the Summary Compensation Table in the "-- Compensation of Executive Officers" section below, and all of our directors and executive officers as a group. Unless otherwise indicated below, each entity or person listed below maintains a mailing address of c/o Mykrolis Corporation, One Patriots Park, Bedford, Massachusetts 01730.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent those options are currently exercisable or convertible within 60 days of March 2, 2001, are treated as outstanding for computing the percentage of the person holding those securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, to our knowledge each person or group identified possesses sole voting and investment power with respect to the shares, subject to applicable community property laws. Beneficial ownership percentage is based on 46,648,127 shares of common stock outstanding as of March 2, 2001.

                                                                   Shares of
                                                                   Millipore
                                                                 Beneficially
                                                                Owned On March
                                                                    2, 2001
                                                                ---------------
Name of Beneficial Owner                                        Number  Percent
------------------------                                        ------- -------
C. William Zadel/1/ ........................................... 297,650     *
Hideo Takahashi/2/ ............................................ 189,460     *
Jean-Marc Pandraud/3/ .........................................  48,262     *
Jean-Paul Mangeolle/4/ ........................................  18,474     *
Peter W. Walcott/5/ ...........................................  18,604     *
Michael A. Bradley.............................................     --    --
Robert E. Caldwell/6/ .........................................  12,522     *
Thomas O. Pyle/7/ .............................................  17,656     *
All directors and executive officers as a group (13 persons)... 632,560   1.4%

--------
* Indicates beneficial ownership of less than 1% of the issued and outstanding common stock.
/1/ Includes 247,750 shares of Millipore's common stock issuable upon the exercise of outstanding options.
/2/ Includes 111,550 shares of Millipore's common stock issuable upon the exercise of outstanding options.
/3/ Includes 28,250 shares of Millipore's common stock issuable upon the exercise of outstanding options.
/4/ Includes 13,250 shares of Millipore's common stock issuable upon the exercise of outstanding options.
/5/ Includes 16,104 shares of Millipore's common stock issuable upon the exercise of outstanding options.
/6/ Includes 9,000 shares of Millipore's common stock issuable upon the exercise of outstanding options and 1,522 deferred compensation phantom stock units, which are payable only in cash upon Mr. Caldwell's retirement or earlier termination of service from Millipore's board of directors.
/7/ Includes 2,000 shares of Millipore's common stock issuable upon the exercise of outstanding options and 11,657 deferred compensation phantom stock units, which are payable only in cash upon Mr. Pyle's retirement or earlier termination of service from Millipore's board of directors.

Compensation of Executive Officers

   The following table sets forth compensation information for the chief executive officer and the four other executive officers of Mykrolis who, based on salary and bonus compensation from Millipore and its subsidiaries, were the most highly compensated for the year ended December 31, 2000. All information set forth in this table reflects compensation earned by these individuals for services with Millipore and its subsidiaries for the fiscal year ended December 31, 2000. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

                           Summary Compensation Table

                               Annual Compensation
                           ---------------------------- Securities
                                           Other Annual Underlying  All Other
Name and Principal         Salary   Bonus  Compensation  Options   Compensation
Position                     ($)     ($)      ($)(1)       (#)         ($)
------------------         ------- ------- ------------ ---------- ------------
C. William Zadel,
 Chairman and Chief
 Executive Officer.......  661,500 997,757     --        120,000     119,554(2)
Hideo Takahashi, Chairman
 of the Board of Nihon
 Mykrolis KK ............  338,000 431,449     --         35,000     215,950(3)
Jean-Marc Pandraud,
 President...............  240,012 307,276     --         25,000      59,118(4)
Jean-Paul Mangeolle, Vice
 President--Operations...  200,000 185,318     --         22,000      21,238(5)
Peter W. Walcott, Vice
 President, Secretary
 and General Counsel.....  157,563  74,286     --          4,000      14,841(6)

--------
(1) None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 and 10% of the total annual salary and bonus received by each named executive officer.
(2) Includes $11,226 contributed by Millipore under its tax-qualified defined contribution profit sharing plan, Millipore's matching contribution of $2,625 on deferred compensation under Millipore's 401(k) plan and $105,703 deferred under Millipore's non-qualified supplemental defined contribution and savings plan.
(3) Includes amounts accrued by Nihon Millipore Ltd. (Japan) for retirement allowances under the Nihon Millipore Ltd. Directors Retirement Plan.
(4) Includes amounts accrued by Millipore S.A. (France) for retirement allowances under the government sponsored retirement plan in France for salaried (exempt) employees.
(5) Includes $10,848 contributed by Millipore under its tax-qualified defined contribution profit sharing plan, Millipore's matching contribution of $5,100 on deferred compensation under Millipore's 401(k) plan and $5,290 deferred under Millipore's non-qualified supplemental defined contribution and savings plan.
(6) Includes $9,742 contributed by Millipore under its tax-qualified defined contribution profit sharing plan and Millipore's matching contribution of $5,099 on deferred compensation under Millipore's 401(k) plan.

Option Grants in Last Fiscal Year

   The following table shows all grants of options to acquire shares of Millipore common stock to the named executive officers in the fiscal year ended December 31, 2000.

                          Option Grants in Fiscal 2000

                            Individual Grants
                         -----------------------
                                                                           Potential
                                      Percent                         Realizable Value at
                         Number of    Of Total                          Assumed Annual
                         Securities   Options                           Rates of Stock
                         Underlying  Granted to  Exercise             Price Appreciation
                          Options   Employees in Price Per            for Option Term (4)
                          Granted   Fiscal 2000    Share   Expiration -------------------
Name                       (#)(1)      (%)(2)     ($)(3)      Date     5% ($)    10% ($)
----                     ---------- ------------ --------- ---------- --------- ---------
C. William Zadel........  120,000       8.2        46.06    12/07/10  3,476,026 8,808,933
Hideo Takahashi.........   35,000       2.4        46.06    12/07/10  1,013,841 2,569,272
Jean-Marc Pandraud......   25,000       1.7        46.06    12/07/10    724,172 1,835,194
Jean-Paul Mangeolle.....   22,000       1.6        46.06    12/07/10    637,272 1,614,971
Peter W. Walcott........    4,000       0.3        46.06    12/07/10    115,868   293,631

--------
(1) All of these options are subject to the terms of the applicable Millipore stock option plan and are exercisable only as they vest. The options granted to each executive officer vest and become exercisable in equal annual increments over a four-year period provided the optionee continues to be employed by us. It is expected that these options, to the extent they remain unvested as of the distribution, will be converted into options to purchase shares of our common stock as described below under "--Treatment of Millipore Options."
(2) Percentage is based on a total of 1,463,182 shares granted to all Millipore employees in fiscal 2000.
(3) All options were granted at an exercise price equal to the fair market value of Millipore's common stock on the date of grant.
(4) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised.

Option Exercises during Fiscal 2000 and Fiscal Year-End Option Values

   The following table sets forth information for the named executive officers concerning stock option exercises for Millipore common stock during the fiscal year ended December 31, 2000 and options to purchase shares of Millipore common stock outstanding at the end of such fiscal year.

                   Aggregated Option Exercises in Fiscal 2000
                       and Fiscal Year-End Option Values

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                           Shares              Options At Fiscal Year-   In-The-Money Options At
                          Acquired    Value              End                 Fiscal Year-End
                         On Exercise Realized ------------------------- -------------------------
Name                         (#)      ($)(1)  Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
C. William Zadel........      --         --     247,750      251,250     6,339,891    5,831,922
Hideo Takahashi.........    8,200    277,250    108,350       76,650     3,752,287    1,817,494
Jean-Marc Pandraud......    5,000    356,281     28,250       50,950       798,109    1,188,066
Jean-Paul Mangeolle.....    4,344    180,518     13,250       36,250       370,109      792,328
Peter W. Walcott........    5,100    240,353     16,104        9,236       588,705      224,518

--------
(1) Value is based on the difference between the option exercise price and the fair market value at December 31, 2000.

Treatment of Millipore Options

   We intend to assume substantially all of the unvested Millipore options held by our directors, officers and employees on the distribution date. All vested Millipore options held by our employees will remain subject to the terms of the applicable Millipore option plan and will not convert into options to purchase shares of our common stock. As of March 31, 2001, our employees held unvested options to purchase 807,353 shares of Millipore common stock at a weighted average exercise price per share of $40.62. The closing price of Millipore common stock on March 30, 2001 was $46.26. These assumed options are expected to convert at the distribution into options to purchase our common stock pursuant to the employee matters agreement. As part of the conversion, we will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of the conversion and divide the exercise price per share of each option by the same ratio. The conversion ratio will be the closing price of Millipore common stock on the last trading day before the distribution, divided by the opening price of our common stock on the first trading day after the distribution. The actual number of shares of our common stock subject to substituted awards will be determined at the time of the conversion. Based on the 807,353 Millipore stock options held by our employees on March 31, 2001, the following number of shares of our common stock would be subject to substituted awards after the conversion with the following weighted average exercise price per share, assuming the prices for Mykrolis and Millipore common stock shown below:

                               Price of Millipore Common Stock
                 -----------------------------------------------------------
                         $40                 $50                 $60
                 ------------------- ------------------- -------------------
             $10 3,229,412 shares    4,036,765 shares    4,844,118 shares
                 with an exercise    with an exercise    with an exercise
                 price of $10.16 per price of $8.12 per  price of $6.77 per
Price            share               share               share
of       -----------------------------------------------------------------------
Mykrolis     $15 2,152,941 shares    2,691,172 shares    3,229,412 shares
Common           with an exercise    with an exercise    with an exercise
Stock            price equal to      price equal to      price equal to
                 $15.23 per share    $12.19 per share    $10.16 per share
         ----------------------------------------------------------------------
             $20 1,614,706 shares    2,018,383 shares    2,422,059 shares
                 with an exercise    with an exercise    with an exercise
                 price equal to      price equal to      price equal to
                 $20.31 per share    $16.25 per share    $13.54 per share


   The number of shares of our common stock subject to substituted awards may vary significantly from the above numbers due to changes in the relative values of our common stock and Millipore common stock. Fractional shares will be rounded down to the nearest whole number of shares. Generally, all other terms of the converted stock options, such as vesting schedules and exercise periods, will remain the same as those in effect immediately prior to the conversion.

   In addition, we anticipate granting additional options to purchase shares of our common stock to our employees prior to this offering. We anticipate that these options will vest in equal annual increments over a three-year period.

Treatment of Millipore Restricted Stock

   Under the Millipore restricted stock plan, some of our key employees were granted restricted stock awards. As of March 31, 2001, our employees held 31,182 unvested Millipore restricted shares. The unvested Millipore restricted shares held by our employees are expected to become fully vested on or before the distribution. The acceleration of the vesting period may result in an additional compensation charge in the period of the acceleration based on the then current market value of Millipore's common stock. If the vesting period had been accelerated on June 30, 2001, the compensation charge would have been approximately $1.2 million, based on a Millipore stock price of $61.98.

Stock Plans

2001 Equity Incentive Plan

   The 2001 Equity Incentive Plan, or the 2001 Plan, has been adopted by our board of directors and approved by our stockholder. As of the date of this prospectus, no awards have been made under the 2001 Plan.

   The 2001 Plan provides for the grant of incentive stock options to our employees (including officers and employee directors) and for the grant of non-statutory stock options to our employees, directors and consultants. The number of shares to be reserved for issuance under the 2001 Plan includes: (1) 6,000,000 shares of common stock, (2) any shares returned to the 2001 Plan as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of our stockholders, commencing with the 2002 annual meeting, equal to 1.0% of the outstanding shares of our common stock on that date or such lesser amount as may be determined by our board of directors.

   Our board of directors, or a committee appointed by our board of directors, will administer our 2001 Plan and will have the power to determine the terms of each option granted, including the exercise price of the option, the time at which each option will vest, the number of shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 2001 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 2001 Plan.

   Options granted under the 2001 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee. Options granted under the 2001 Plan must generally be exercised within three months after the end of an optionee's status as our employee, director or consultant, or within 12 months after that optionee's death, but in no event later than the expiration of the option term.

   The exercise price of all incentive stock options granted under the 2001 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of non-statutory stock options granted under the 2001 Plan is determined by the administrator, but with respect to non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option grant must be at least equal to 110% of the fair market value on the grant date, and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 2001 Plan may not exceed ten years.

   The 2001 Plan provides that in the event we merge with or into another corporation or sell substantially all of our assets, each option may be assumed, or an equivalent option substituted for, by the successor corporation. If the outstanding options are not assumed, or substituted for, by the successor corporation, all outstanding options shall vest and become exercisable immediately prior to such a transaction and, unless otherwise determined by the administrator, shall represent the right to receive the consideration to be paid in such transaction for each share of our common stock, less the applicable exercise price. All of these options will terminate upon the consummation of a merger or sale of assets unless assumed by an acquiring or surviving entity.

2001 Non-Employee Director Stock Option Plan

   The 2001 Non-Employee Director Stock Option Plan, or the director option plan, has been adopted by our board of directors and approved by our stockholder. The director option plan was established to encourage stock ownership by our directors and to provide those individuals with an additional incentive to manage Mykrolis in the shareholders' best interests. The director option plan was also established to provide a form of compensation that will attract and retain highly qualified individuals as members of our board. An aggregate of 250,000 shares of our common stock are reserved for issuance under the director option plan. The director option plan provides for the granting of options to non-employee directors, as defined therein. The compensation committee or the full board is authorized under the director option plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the director option plan provides for an initial one-time grant of options to purchase 2,500 shares of our common stock to each non-employee director who has not previously received an initial grant of options and who is serving as a member of our board upon adoption and approval of the director option plan or to any new non-employee director upon being elected to our board. The director option plan also provides for annual option grants upon each anniversary of such director's election, which awards will be granted at our next annual meeting of stockholders following such anniversary. The director option plan requires that the exercise price of each option granted under the plan must equal 100% of the fair market value of our common stock on the date the option is granted. The initial one-time grants and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the director option plan or any agreement to be executed pursuant to the director option plan will obligate Mykrolis, our board of directors or our stockholders to retain an optionee as a director of Mykrolis.

2001 Employee Stock Purchase Plan

   The 2001 Employee Stock Purchase Plan, or the stock purchase plan, has been adopted by our board of directors and approved by our stockholder. The stock purchase plan was established to give eligible employees the opportunity to use voluntary, systematic payroll deductions, up to 10% of each eligible employee's cash compensation, to purchase shares of our common stock at a discounted price. We believe that ownership of stock by our employees will foster greater employee interest in our success, growth and development.

   Subject to restrictions, each of our employees is eligible to participate in the stock purchase plan if he or she has been employed by us for more than five months and is employed for more than 20 hours per week. An employee who owns or is deemed to own shares of stock representing 5% or more of the combined voting power or value of all classes of our stock will not be eligible to participate in the stock purchase plan. We have reserved 1,000,000 shares of common stock for issuance in connection with the stock purchase plan. Elections to participate will be made on a semi-annual basis. Each participating employee contributes to the stock purchase plan by choosing a payroll deduction in any specified amount from 1% up to a maximum of 10% of his or her cash compensation. Participating employees may increase or decrease the amount of their payroll deduction semi-annually, beginning with the commencement of the first offering period. A participating employee may withdraw from the stock purchase plan upon written notice. As a general matter, elected contributions will be credited to participants' accounts semi-annually, beginning June 30, 2002; prior to that there will be a transitional election period commencing on the first day of the month following the completion of this offering and ending on the last day of the month in which the distribution of our stock is made by Millipore. Every year, each eligible employee will be permitted to purchase shares of our common stock with a maximum fair market value of $25,000.

   Set forth below is a summary of how the stock purchase plan will operate:

  . Each participating employee's contributions will be used to purchase shares for the employee's share account after the last day of each semi-annual period and such participating employee will receive a certificate evidencing such shares.

  . The cost per share is 85% of the lower of the closing price of our common stock on the New York Stock Exchange on the first or the last day of the semi-annual period.

  . The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in that participant's cash account and the purchase price for shares with respect to any semi-annual period.

  . Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time.

  . Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively.

   Subject to applicable federal securities and tax laws, our board of directors has the right to amend, suspend or terminate the stock purchase plan. Amendments to the stock purchase plan will not affect a participating employee's right to the benefit of contributions made prior to the date of any such amendment. In the event our stock purchase plan is terminated, our board of directors may immediately cancel the stock purchase plan and distribute all amounts held in each participating employee's account or continue the stock purchase plan until the end of the current semi-annual period or such earlier date as our board of directors may specify.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In 1999 Millipore made a $450,000 loan, collateralized by real estate, to Michael P. Carroll, a former executive officer in Millipore's microelectronics division in connection with a relocation to the Allen, Texas facility. Pursuant to the separation, this loan was transferred to us by Millipore. Upon the termination of the former executive's employment with Millipore in February 2001, the loan by its terms would have become payable. Pursuant to the severance arrangements with this former executive, the payment of this loan was deferred until the earlier of the sale of the collateral by the former executive or August 14, 2001. In the event that the loan is not paid on the due date, we are entitled to apply severance payments due to the former executive against the outstanding principal balance of the loan or foreclose on the collateral, at our option. In addition, we are entitled to recover any appreciation realized on the sale of the collateral. The loan bears no interest.

                  ARRANGEMENTS BETWEEN MYKROLIS AND MILLIPORE

   We have provided below a summary description of the executed master separation and distribution agreement along with the key related agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. We believe that none of these agreements would have had a material impact on the historical financial statements presented elsewhere in this prospectus had such agreements been in place for the periods presented.

Master Separation and Distribution Agreement

   The master separation and distribution agreement contains the key provisions relating to our separation from Millipore, this offering and the distribution of our shares to Millipore stockholders.

   The Separation. The separation occurred on March 31, 2001. The master separation and distribution agreement provides for the transfer to us of assets and liabilities from Millipore related to our business as described in this prospectus, effective on the separation date. The various ancillary agreements that are exhibits to the separation agreement and which detail the separation and various interim and ongoing relationships between Millipore and us following the separation date include:

  .   a general assignment and assumption agreement;

  . intellectual property ownership and transfer agreements, including a master patent assignment, master invention disclosure assignment, master trademark assignment, master patent license agreement, master patent grantback license agreement, master trademark license agreement and master trade secret and know-how agreement;

  .   a plan of reorganization of operations outside the U.S.;

  .   a tax sharing agreement;

  .   an employee matters agreement;

  .   a master transitional services agreement;

  .   a membrane manufacture and supply agreement;

  .   a research agreement;

  .   a product distribution agreement;

  .   two contract manufacturing agreements;

  .   a separation revolving credit agreement; and

  .   a separation note.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of the ancillary agreements will govern.

   The Initial Public Offering. Under the terms of the separation agreement, Millipore will own at least 80.1% of our outstanding common stock following this offering. We are obligated to use our reasonable commercial efforts to satisfy the following conditions to the consummation of this offering, any of which may be waived by Millipore:

  .  the registration statement containing this prospectus must be effective;

  .   U.S. securities and blue sky laws must be satisfied;

  .   our common stock must be listed on the New York Stock Exchange;

  . all our obligations under the underwriting agreement must be met or waived by the underwriters;

  . Millipore must own at least 80.1% of our stock and must be satisfied that the distribution will be tax-free to its U.S. stockholders;

  . no legal restraints must exist preventing the separation or this offering or any transactions contemplated by the separation agreement;

  .   the separation must have occurred; and

  .   the separation agreement must not have been terminated.

   The Distribution. Millipore intends, approximately six months following consummation of this offering, to distribute the remaining shares of our common stock that Millipore holds to Millipore stockholders on a pro rata basis. We will prepare an information statement with Millipore and send it to Millipore stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics. Millipore may, in its sole discretion but subject to the terms of the underwriter lock-up agreement, change the distribution date. Millipore intends to consummate the distribution only if the following conditions are met, any of which may be waived by Millipore:

  . the Internal Revenue Service must issue a ruling that the distribution of our common stock will be tax-free to Millipore stockholders and that the transaction will qualify as a reorganization for U.S. federal income tax purposes. Millipore received this ruling from the Internal Revenue Service on June 18, 2001;

  . all required government approvals must be in effect;

  . no legal restraints must exist preventing this distribution; and

  . nothing must have happened in the intervening time between this offering and the distribution that makes the distribution harmful to Millipore or its stockholders.

   Covenants Between Mykrolis and Millipore. In addition to signing documents that transfer control and ownership of various assets and liabilities of Millipore relating to our business, we have agreed with Millipore to enter into additional transitional services agreements, exchange information, maintain internal accounting controls, engage in auditing practices and resolve disputes in particular ways.

   Additional Transitional Service Agreements. Millipore and we have entered into transitional services agreements covering the provision of various transitional services, including financial, accounting, tax, facilities and site services, sales, customer support, human resources administration, supply chain services and information technology services by Millipore to us. In addition, we may provide similar transitional services to Millipore on similar terms. These services will generally be provided for a fee equal to direct and indirect costs of providing the services. The transitional service agreements will generally have a term of one year or less from the date of separation. From the separation date until the closing of this offering, we will continue to use the worldwide treasury and cash management services of Millipore. Our cash needs will be supplied by Millipore pursuant to the separation revolving credit agreement described below and our excess cash balances generated from our operations will continue to be available to Millipore.

   Information Exchange. Both Millipore and we have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, both Millipore and we have agreed as follows:

  . Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

  . Each party will retain records beneficial to the other party for a period of time. If the records are to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with record retention policies currently in effect.

  . Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

   Auditing Practices. So long as Millipore is required to consolidate our results of operations and financial position, we have agreed to:

  . not select a different independent accounting firm from that used by Millipore without Millipore's consent;

  . use reasonable commercial efforts to enable our auditors to complete their audit procedures on our audited annual financial statements on the same date as Millipore's auditors complete their audit procedures on Millipore's audited annual financial statements and to complete quarterly review procedures on or before the date that Millipore's auditors complete their review of Millipore's quarterly financial statements;

  . exchange all relevant information needed to prepare financial statements;

  . grant each other's internal auditors access to each other's records and auditing personnel; and

  . notify each other of any change in accounting principles.

   Employee Agreements. The employee agreements of all former Millipore employees transferred to us will remain in force, but the separation and distribution by Millipore will not trigger a breach or termination of the agreements. Millipore will assign the agreements to us but will retain the right to enforce the agreements in order to protect its rights and interests. In addition, neither Millipore nor we will commence a legal action to enforce an employee agreement prior to consulting with each other.

   Confidentiality. Both parties agree not to disclose confidential information of the other party except in specific circumstances. Millipore and we also agree not to use this information in violation of any use restrictions in any of the other written agreements between us.

   General Release of Pre-Separation Claims. Effective as of the separation date, subject to specified exceptions, we released Millipore and its subsidiaries and affiliated companies and each of their respective directors, officers and employees, and Millipore released us and our subsidiaries and affiliated companies and each of our and our subsidiaries' and affiliated companies' respective directors, officers and employees, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, this offering and the distribution. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

   Indemnification. In general, we have agreed to indemnify Millipore and its affiliates, agents, successors and assigns from all liabilities arising from:

  . our business, any of our liabilities or any of our contracts or commitments, other than taxes, which is governed by the tax sharing agreement;

  . any breach by us of the separation agreement or any ancillary agreement;
    and

  . any liabilities related to this offering.

   As such, we will bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus or otherwise arising out of this offering. However, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Notwithstanding the Securities and Exchange Commission's position, if the indemnification is found to be enforceable, we will be obligated to indemnify Millipore for any such liabilities arising out of this offering.

   Millipore has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

  . Millipore's business other than the Mykrolis business, and other than taxes, which is governed by the tax sharing agreement; and

  . any breach by Millipore of the separation agreement or any ancillary agreement.

   The amounts paid pursuant to these indemnification provisions will be reduced by amounts collected from insurance. The agreement also contains provisions governing notice and indemnification procedures.

   Dispute Resolution. If problems arise between Millipore and us, we have agreed to the following dispute resolution procedures:

  . The parties will make a good faith effort to first resolve the dispute through negotiation.

  . If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

  . If mediation fails, the parties will resort to binding arbitration unless mutually agreed otherwise. In addition, nothing prevents either party acting in good faith from initiating litigation if failure to do so would cause such suit to be barred by an applicable statute of limitations or if such litigation seeks only injunctive relief in order to prevent irreparable harm.

   No Representations and Warranties. Millipore is not making any promises to us regarding:

  . the value of any asset that Millipore is transferring;

  . whether there is a lien or encumbrance on any asset Millipore is transferring; or

  . the legal sufficiency of any conveyance of title to any asset Millipore is transferring.

   No Solicitation. Each party has agreed not to directly solicit or recruit employees of the other party without the other party's consent for two years after the distribution date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.

   Expenses. All of the costs and expenses related to this offering as well as the costs and expenses related to the separation and distribution will be allocated between Millipore and us. It is anticipated that the costs and expenses associated with this offering will be paid out of the proceeds of this offering, and Millipore will bear the costs and expenses associated with the distribution. We will each bear our own internal costs incurred in consummating these transactions and the separation.

   Termination of the Agreement. Millipore in its sole discretion can terminate the separation agreement and all ancillary agreements and abandon the distribution at any time prior to the closing of this offering. In addition, Millipore and we may mutually agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the date of the distribution.

General Assignment and Assumption Agreement

   The general assignment and assumption agreement identifies the assets Millipore transferred to us and the liabilities we assumed from Millipore in the separation. The agreement also describes when and how these transfers and assumptions occurred or will occur.

   Asset Transfer. Effective on the separation date, Millipore transferred assets, including inventory, to us that related to our business, to the extent that the assets were, prior to the separation date, Millipore assets.

   Excluded Assets. The general assignment and assumption agreement also provides that Millipore did not and will not transfer specified accounts receivable generated by our foreign subsidiaries and specified other assets related to our business. While these receivables and other assets have not been transferred because of restrictions imposed by foreign laws or because such transfer is not practicable, our agreements with Millipore provide that we will receive the economic benefits and bear the economic costs associated with these receivables and other assets from the separation date. Other than those assets covered by the separation agreements with Millipore, such as the membrane manufacture and supply agreement and the contract manufacturing agreement, which assets are also used by Millipore in the conduct of its business, Millipore has transferred to us all material assets necessary to conduct the business previously operated as the microelectronics division of Millipore. We have received from Millipore, whether by transfer, lease, license or otherwise, the assets and technologies necessary for us to conduct the business previously operated as the microelectronics division of Millipore.

   Assumption of Liabilities. Effective on the separation date, we assumed liabilities from Millipore, including liabilities related to specified litigation, to the extent that these liabilities were, prior to the separation date, liabilities held by Millipore related to our business and except as provided in an ancillary or other agreement.

   Excluded Liabilities. The general assignment and assumption agreement also provides that we will not assume specified liabilities, including:

  . specified accounts payable owed by our foreign subsidiaries;

  . any liabilities that would otherwise be allocated to us but which are covered by Millipore's insurance policies, unless we are a named insured under such policies; and

  . other specified liabilities.

   While these liabilities have not been transferred because of restrictions imposed by foreign laws or because such transfer is impracticable, our agreements with Millipore provide that we will bear the economic costs associated with these liabilities from the separation date.

   Cash Payment. If the value of the excluded assets that are retained by Millipore exceeds the value of the excluded liabilities retained by Millipore, Millipore will make a cash payment to us equal to the difference between the book value of such assets that are retained and the book value of the liabilities that are retained, provided that any such amounts owed to us by Millipore shall first be used to reduce any outstanding balance owed by us to Millipore under the separation revolving credit agreement described below. Likewise, we will make a cash payment to Millipore if the value of the excluded assets is less than the value of the excluded liabilities. Any such amounts payable by us to Millipore will be included in the outstanding balance under our separation revolving credit agreement and will be paid in accordance with the terms of the separation revolving credit agreement. We expect that this cash payment either to us or from us, which relates mainly to accounts receivables and accounts payables not transferred at the separation, will not exceed $10.0 million.

   Delayed Transfers. Because it was not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and liabilities will be formally transferred after the separation date.

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   Terms of Other Ancillary Agreements Govern. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption.

   Obtaining Approvals and Consents. The parties agree to use all reasonable commercial efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

   Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

Master Patent Assignment and Master Invention Disclosure Assignment

   The master patent assignment, together with the master invention disclosure assignment, master patent license agreement, the master patent grantback license agreement, the master trademark assignment, the master trademark license agreement and the master trade secret and know-how agreement, govern the ownership and other rights associated with the intellectual property between Millipore and us. These agreements also effect the transfer of Millipore's rights in the different intellectual property to be consummated in connection with the separation. In the event of an acquisition of either party, the acquired party may assign these agreements, subject to the acquiring company's agreeing to be bound by the terms and conditions of the agreements, except that we cannot, however, directly or indirectly assign the master trademark license agreement. The agreements prohibit Millipore from using any of the transferred or licensed technology in fields of use in the microelectronics industry but Millipore may compete against us in the microelectronics industry using newly developed or acquired technology.

   The master patent assignment and the master invention disclosure assignment together effect the transfer to us of the full, exclusive and worldwide right of Millipore's rights in specified inventions related to our business and the entire right, title and interest in any letters patents that may be granted on such inventions anywhere in the world. These patent and invention disclosure assignments allocate rights relating to patents, patent applications and invention disclosures. In these patent and invention disclosure assignments, Millipore will assign to us patents, patent applications and invention disclosures that were developed by us.

Master Patent License Agreement

   The master patent license agreement, or the patent license agreement, provides for Millipore to license its rights in specified patents to us in our field of use in the microelectronics industry. The patent license agreement will remain in effect until the last of the patents licensed thereunder expire, are otherwise terminated, or the patent license agreement is earlier terminated in accordance with its terms. In each of the three years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001, less than 5% of our revenues were derived from products using technology owned by Millipore.

   Under the patent license agreement, Millipore granted to us a personal, irrevocable, exclusive, worldwide, fully-paid, royalty-free and non-transferable (except in limited circumstances) license to use specified patents to commonly used inventions to make, have made, use, sell or otherwise dispose of products in our field of use in the microelectronics industry. Millipore has also granted to us a personal, irrevocable and exclusive option until March 31, 2006 to obtain a license under specified other patents. The option relates to patents that may be useful for our future products but are not currently utilized by us. If this option is exercised with respect to any of the optioned patents, the license granted will be personal, irrevocable, exclusive, worldwide, with no upfront fee, but with a 5% royalty based on net sales, and will be non-transferable (except in limited circumstances), to use the optioned patent to make, have made, use, sell, or otherwise dispose of products in our field of use in the microelectronics industry. Millipore will retain all rights to these licensed patents, including the rights of ownership, the right of use in all fields except for our field of use in the microelectronics industry, and the right to license third parties to use the patents except in our field of use.

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   We may grant sublicenses to our subsidiaries to use these licensed patents, provided that we enter into a written sublicense agreement with the respective subsidiary, and such agreement does not include the right to grant further sublicenses other than to another one of our subsidiaries. If any sublicensed subsidiary ceases to be a subsidiary of us, the sublicense granted to that subsidiary will terminate 180 days from the date of such cessation.

Master Patent Grantback License Agreement

   The master patent grantback license agreement, or the patent grantback agreement, grants back to Millipore a license, in Millipore's field of use in the biopharmaceutical, life sciences, laboratory and food and beverage industries, to use specified patents that have been assigned to us in connection with the separation. The patent grantback agreement will remain in effect until the last of the patents licensed thereunder expire, are otherwise terminated, or the agreement is earlier terminated in accordance with its terms.

   Under the patent grantback agreement, we granted to Millipore a personal, irrevocable, exclusive, worldwide, fully-paid, royalty-free and non-transferable (except in limited circumstances) license to specified patents that were assigned to us, to use these patents to commonly used inventions to make, have made, use, sell or otherwise dispose of products in the Millipore field of use in the biopharmaceutical and related industries. We also granted to Millipore a personal, irrevocable and exclusive option until March 31, 2006 to obtain a license under specified other patents. The option relates to patents that may be useful for Millipore's future products but are not currently utilized by Millipore. If the option with regard to any of these other patents is exercised, the license granted will be personal, irrevocable, exclusive, worldwide, with no upfront fee, but with a 5% royalty based on net sales. The license will be non-transferable (except in limited circumstances) to use these other patents to make, have made, use, sell, or otherwise dispose of products in the Millipore field of use in the biopharmaceutical and related industries. We retained all rights to the licensed patents and any other optioned patents, including the right of ownership, the right of use in all fields except for Millipore's field of use, and the right to license third parties to use the patents except in Millipore's field of use.

   Millipore may grant sublicenses to its subsidiaries to use the licensed patents, provided that Millipore enters into a written sublicense agreement with the respective subsidiary, and such agreement does not include the right to grant further sublicenses other than to another Millipore subsidiary. If any sublicensed subsidiary ceases to be a subsidiary, the sublicense granted to such subsidiary will terminate 180 days from the date of such cessation.

Master Trademark Assignments and Master Trademark License Agreement

   The master trademark assignments allocate rights relating to specified trademarks, service marks and trade names. In the master trademark assignment, Millipore assigned to us the trademarks, service marks and trade names that we use in connection with our business.

   The master trademark license agreement grants us, subject to specified restrictions, a personal, non-exclusive, worldwide, fully-paid and non-transferable license, with the right to sublicense to our subsidiaries, to use the "Millipore" trademark on our business products and corporate identity materials in connection with the sale, offer for sale, advertisement and promotion of our products. We may not:

  .  make any use of any other mark owned by Millipore;

  . use the Millipore mark alone or in conjunction with any term other than "microelectronics" or such other mark or term as is proposed by us and agreed to in writing by Millipore in its sole discretion;

  . use the mark in direct association with any other mark such that the two marks appear to be a single mark; or

  . use the mark in connection with any products or services other than our products. Millipore will retain all rights in and to the "Millipore" mark, including:

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    --the right of ownership in all fields of use;

    --the right to use the "Millipore" mark, either alone or in combination with other marks; and

    --the right to license third parties to use the "Millipore" mark, either alone or in combination with other marks.

   This license has a three-year term subject to one automatic one-year renewal. However, we may voluntarily terminate this license agreement and the rights granted to us under this agreement by written notice to Millipore. In addition, pursuant to the terms of this trademark license agreement, we must develop our own trademarks to replace the Millipore trademark in our business within eighteen months of the separation date, and we must make regular commercial use of these new trademarks within 24 months of the separation date.

Master Trade Secret and Know-How Agreement

   The master trade secret and know-how agreement, or the know-how agreement, governs the assignment, license and sublicense of trade secrets and know-how, including technical data and other information that is not otherwise in the public domain.

   Know-how that is used solely by us after the separation date has been assigned to us, and Millipore and we have each retained the right, in our respective fields of use, to use other know-how that is applicable to both our products and Millipore's products. Millipore has licensed to us, in our field of use in the microelectronics industry, any know-how that is commonly used by both Millipore and us. Each field of use license is personal, exclusive, worldwide, fully-paid and non-transferable. The licensee is permitted to grant sublicenses to its subsidiaries in accordance with the know-how agreement, provided that any sublicense terminates 180 days after the sublicensee ceases to be a subsidiary. No sublicensee may grant further sublicenses.

   The know-how agreement will survive for so long as the licensed know-how remains confidential and is used by the receiving party in its field of use, or until voluntarily terminated by the receiving party.

Tax Sharing Agreement

   The tax sharing agreement allocates responsibilities for tax matters between Millipore and us. The agreement requires us to pay Millipore for the incremental tax costs of our inclusion in consolidated, combined or unitary tax returns with Millipore's affiliated corporations for the period between the separation of our business operations from Millipore and the distribution, if any. The agreement also provides for compensation or reimbursement as appropriate to reflect redeterminations of our tax liability for periods during which we joined in filing consolidated, combined or unitary tax returns.

   The tax sharing agreement also allocates any taxes and tax credits that arise in connection with the restructuring of Millipore's foreign operations into either Mykrolis or Millipore operations. These tax allocations are generally based on the relative, regional profits of Millipore's microelectronics business, on the one hand, and its biopharmaceutical and other businesses, on the other, over the last three years.

   The tax sharing agreement also requires us to indemnify Millipore for specified taxes and similar obligations, including any taxes that we are responsible for under the terms of the tax sharing agreement. We are also required to indemnify Millipore for any additional taxes that would result if our actions, or an acquisition of a controlling interest in our stock, result in failure to qualify the distribution as a tax-free distribution of a controlled corporation. Our indemnity obligations include any interest and penalties on taxes for which we must indemnify Millipore.

   In addition, the tax sharing agreement requires that Millipore indemnify us for specified taxes and similar obligations, including any taxes that Millipore is responsible for under the terms of the tax sharing agreement. Millipore is required to indemnify us for any additional taxes that would result if Millipore's actions result in

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failure to qualify the distribution as a tax-free distribution of a controlled corporation. Millipore's indemnity obligations include any interest and penalties on taxes for which it must indemnify us. If the distribution fails to so qualify as a result of the actions of both Millipore and us, we will share the liability in proportion to our relative market values.

   Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of the group even if the tax sharing agreement allocates that liability to Millipore or another member.

   The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

Plan of Reorganization of Operations Outside of the United States

   The plan of reorganization of operations outside of the United States details the steps by which the separation of our business from Millipore outside of the United States is to be effected. Detailed provisions governing these transfers of assets and assumptions of liabilities are established under agreements entered into between our respective international subsidiaries. In some foreign countries, such as France, Germany, Ireland and the Netherlands, a new local subsidiary was established to receive the assets and liabilities of our business. In other foreign countries, such as Japan, Korea, Singapore, Taiwan and the United Kingdom, we have retained the "legacy" Millipore subsidiary or branch and a new subsidiary of Millipore was established to receive the assets and liabilities of the retained Millipore businesses.

   The plan of reorganization of operations outside of the United States coordinates with the general assignment and assumption agreement, which acknowledges that circumstances in jurisdictions outside of the United States may require that the timing of the international separation be delayed past the separation date. Millipore and we have begun the process of formally recording these transfers, and our agreements provide for us to obtain the economic benefits and bear the economic costs associated with these assets and liabilities as of the separation date. We expect that the transfer of all material assets located in foreign jurisdictions will be completed prior to the consummation of this offering.

   In a number of Asian countries where we have retained the Millipore "legacy" subsidiary it was impractical to transfer some of the assets or liabilities, such as accounts receivable and accounts payable, belonging to the retained Millipore businesses to the new Millipore subsidiary. As a result, we retained those assets and liabilities in exchange for Millipore retaining assets and liabilities of ours located in other countries having substantially equivalent values. Any difference in value between these offsetting assets and liabilities will be resolved by an appropriate credit or charge under the separation revolving credit agreement.

Employee Matters Agreement

   The employee matters agreement allocates assets, liabilities and responsibilities relating to current and former employees of Mykrolis and their participation in the benefits plans, including deferred compensation, insurance, health, 401(k), retirement and stock plans that Millipore currently sponsors and maintains.

   All eligible Mykrolis employees will continue to participate in the Millipore benefits plans on comparable terms and conditions to those for Millipore employees until such date as is agreed between us and Millipore. In most cases, we established our own benefit plans as of the separation but, in limited cases, will establish them at a later date that is agreed to between us and Millipore.

   Once we have established our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. No Mykrolis benefit plan will provide benefits that overlap benefits under the corresponding Millipore benefit plan at the time of the distribution. Each Mykrolis benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding Millipore benefit plan will be taken into account under that Mykrolis benefit plan.

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   Assets relating to the employee liabilities have been or will be transferred to Mykrolis or the related Mykrolis plans and trusts from trusts and other funding vehicles associated with Millipore's benefits plans. In connection with the establishment of our benefit plans and the related transfer of assets from Millipore to us, Millipore may provide us, and we may provide Millipore, with transitional services related to the organization and implementation of our benefit plans.

   Options. We have established a replacement stock plan for eligible Mykrolis employees. We will assume all unvested Millipore options held by Mykrolis directors, officers and employees. These options will convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of Millipore options that convert into Mykrolis options will be adjusted using a conversion formula. The conversion formula will be based on the opening per share price of our common stock on the first trading day after the distribution relative to the closing per share price of Millipore common stock on the last trading day before the distribution. The resulting Mykrolis options will maintain the original vesting provisions and option period.

   Restricted Stock. Unless otherwise agreed among Millipore, a restricted stockholder and us, Millipore restricted stock granted under incentive stock plans and held by Mykrolis employees will become fully vested on the distribution date.

   Stock Purchase Plan. We anticipate that Mykrolis employees will continue to participate in the Millipore stock purchase plan through the date of this offering. After that time, we will sponsor a stock purchase plan for the benefit of Mykrolis employees that is comparable to the Millipore stock purchase plan.

Master Transitional Services Agreement

   The master transitional services agreement governs the provision of transitional services by Millipore and us to each other, on an interim basis, until one year after the separation date, unless extended by mutual agreement for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, engineering services, financial services, distribution and warehouse services, facilities sharing services, product order administration, legal services, human resource services and information technology support services for functions including financial, accounting, tax, real estate and site services, sales, customer support, human resources administration, supply chain management and other administrative functions. Services are generally charged at cost. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement. The provision of such services must not, however, significantly disrupt Millipore's or our operations or significantly increase the scope of its or our responsibility under the agreement. We may terminate any or all services provided under the services agreement, for any reason or no reason, with 60 days prior written notice to Millipore.

Membrane Manufacture and Supply Agreement

   The membrane manufacture and supply agreement, or the membrane agreement, governs the rights and obligations of Millipore and us with respect to the manufacture and sale of specified membranes and related materials that are used by and incorporated into our products and Millipore's products. The membrane agreement is intended to assure that there will not be a disruption in our ability to manufacture and utilize these membranes as a result of the separation. The membrane agreement has a five-year term. Less than 5% of our net sales in 2000 resulted from products using these membranes.

   Manufacture. Millipore will lease to us manufacturing space in its Bedford, Massachusetts facility that is currently used to manufacture these membranes and related materials. The lease will be for a five-year term, subject to our right to terminate the lease earlier on twelve months prior written notice. We will pay Millipore rent at a rate that approximates its cost for such space, subject to an annual 5% increase. In addition, Millipore

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will provide us with access to, and the use of, specified Millipore equipment that is needed in the manufacturing process. We will pay Millipore for use of its equipment and for Millipore supervisory, operational assistance and technical support at the rates set forth in the membrane agreement.

   Following termination of the membrane agreement, Millipore may exercise its rights to a personal, irrevocable, fully-paid, worldwide, exclusive, royalty-free license to our intellectual property rights, limited to Millipore's field of use in the biopharmaceutical and related industries, relating to the manufacture, use and sale of these membranes and products incorporating these membranes. Similarly, we may exercise our rights to a personal, irrevocable, fully-paid, worldwide, exclusive, royalty-free license to Millipore's intellectual property rights, limited to our field of use outside of the biopharmaceutical and related industries, relating to the manufacture, use and sale of these membranes and products incorporating these membranes. These licenses are assignable to third parties only in limited circumstances. We will also provide Millipore with the know-how and transitional assistance necessary for Millipore to be able to continue to manufacture these membranes and Millipore will provide us with know-how and transitional assistance relating to Millipore's equipment so that we can make or have made comparable equipment or outsource the manufacturing functions performed by the Millipore equipment. All of our transition assistance time and all of Millipore's transition assistance time will be charged to Millipore and us, respectively, at the rates set forth in the membrane agreement. In addition, upon termination of the lease, Millipore will have the right to purchase equipment from us that is used in the manufacture of these membranes at the then current book values.

   Supply. During the term of the membrane agreement, we will sell to Millipore specified membranes and Millipore will sell to us other types of membranes. Neither of us will have any minimum or maximum purchase requirements or limitations for these membranes, subject to binding three-month forecasts that are not subject to decrease but may be increased up to 30% without penalty. Other than the three-month forecasts, updated quarterly, the forecasts of demand for products will not be binding on either party. The pricing for membranes is cost plus 20%, and prices will be reviewed annually and adjusted to reflect actual changes in the cost of manufacturing the membranes. Other than as described above and subject to existing distribution agreements, Millipore will not sell these membranes outside of its core business in the biopharmaceutical market. Similarly, we will not sell these membranes into Millipore's core business in the biopharmaceutical market or, in limited circumstances, outside of our core business in the microelectronics industry.

Research Agreement

   The research agreement provides for Millipore employees to perform specific research projects for us. The research agreement covers four research projects that are currently in progress and is intended to ensure that these projects are not delayed or impaired as a result of the separation. The projects relate to filter technology. The agreement has a five-year term, subject to earlier termination by us on twelve-months notice to Millipore or if either Millipore or we are acquired by a competitor to the other. In addition, we may terminate a particular project at any time but must pay for the use of Millipore personnel through the end of the contract year, less any costs mitigated by Millipore. We will pay Millipore for the services and facilities provided to us under the research agreement at a rate that approximates its costs for such services and facilities.

   Each party will have the exclusive right to use, in their respective fields of use, any additional know-how developed in the course of these research projects that relates to or improves upon previously existing membrane technology. In addition, all inventions created pursuant to the research agreement will be our property, subject to Millipore's right to utilize products incorporating these inventions in its field of use in the biopharmaceutical and related industries. In exchange for this exclusive license, Millipore will pay us 5% of net sales on these products for a period of ten years from the separation date.

Product Distribution Agreement

   The product distribution agreement, or the distribution agreement, provides for the distribution of specified products that are sold to customers of both Millipore and us, but which will become products of either Millipore or us following the separation date. Under the distribution agreement, subject to existing distribution agreements, we will be the exclusive worldwide distributor of Millipore products in our core business in the

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microelectronics industry, and Millipore will be the exclusive worldwide distributor of our products in Millipore's core business in the biopharmaceutical and related industries. Neither party can resell the other's products outside of these fields of use, and neither party may market its own products within the other party's field of use. Each of us will sell our products to the other party at a discount off the U.S. list price for such product, which list prices are subject to annual increase. Neither of us will have any minimum or maximum purchase requirements or limitations for distributed products, subject to binding three-month forecasts that are subject to a 25% increase or reduction without penalty. Other than the three-month forecasts, updated quarterly, the forecasts of demand for products will not be binding on either party. This agreement has a term of five years, unless earlier terminated for cause, provided that the party acting as distributor may terminate its rights under the agreement at any time upon 60 days prior written notice. Both Millipore and we have agreed to maintain product liability insurance for the distributed products with a minimum of $5 million coverage.

Contract Manufacturing Agreements

   The Millipore contract manufacturing agreement, or the manufacturing agreement, provides for Millipore to manufacture specified products and parts for us. Under the manufacturing agreement, Millipore will manufacture and sell us the specified products for resale by us under our own trade names. We will pay Millipore the prices set forth in the manufacturing agreement for these products, subject to annual increases to cover actual increases in the cost to manufacture these products. We may not resell these products into Millipore's core business in the biopharmaceutical and related industries. We will not have any minimum or maximum purchase requirements or limitations for manufactured products, subject to binding three-month forecasts that are subject to a 25% increase or reduction without penalty. Other than the three-month forecasts, updated quarterly, the forecasts of demand for products will not be binding on us. This agreement has a term of five years, unless earlier terminated for cause, provided that we may terminate the agreement at any time upon sixty days prior written notice. We have also agreed to manufacture parts for Millipore for use in Millipore's products on substantially similar terms pursuant to the Mykrolis contract manufacturing agreement. For the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001, we purchased products from Millipore for inclusion in our products sold to third parties totaling $4.3 million, $4.0 million, $4.0 million and $1.0 million, respectively. In the same periods, products sold to Millipore by us were not material.

Separation Revolving Credit Agreement and Separation Note

   The separation revolving credit agreement, or credit agreement, provides for Millipore to lend us cash between the separation date and the date of this offering in order to satisfy our working capital needs. Under the credit agreement, we may borrow up to $100,000,000, in multiples of $100,000, from Millipore at any time or from time to time prior to the repayment date. In addition, the separation revolving credit agreement provides for a payment to Millipore or credit to us based on the relative values of our assets and liabilities retained by Millipore versus the Millipore assets and liabilities retained by us at the separation date as a result of restrictions imposed by foreign laws or because such transfer was not practical. All amounts borrowed under the credit agreement must be repaid on the repayment date, which is the earlier of fifteen days following the closing of this offering or December 31, 2002. No interest will accrue from the date of borrowing to the repayment date. Thereafter, to the extent the borrowed amounts remain unpaid, interest will accrue from the repayment date through the date of actual payment at the rate of twelve-month LIBOR plus 1.5% per annum.

   The separation note provides for a payment by us to Millipore out of the proceeds from this offering. Pursuant to the terms of the separation note, we must pay Millipore, on the fifteenth day following the consummation of this offering, an amount equal to the net proceeds received by us in this offering after payment of all associated expenses including the underwriters' discount, minus the outstanding balance under the separation revolving credit agreement, minus $75.0 million that will be retained by us to fund our operations. The separation note does not bear interest from the separation date through the maturity date of the note. Thereafter, to the extent the note remains unpaid, the separation note will bear interest at a rate equal to the base rate, as defined in the separation note, plus 1.5% per annum. At March 31, 2001, the interest rate would have been 9.5% per annum.

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                             PRINCIPAL STOCKHOLDER

   Prior to this offering, all of the outstanding shares of our common stock will be owned by Millipore. After this offering, Millipore will own approximately 82.3%, or about 80.1% if the underwriters fully exercise their option to purchase additional shares of our common stock. Except for Millipore, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. None of our directors or executive officers currently own any shares of our common stock, but those who own shares of Millipore common stock will be treated on the same terms as other holders of Millipore stock in any distribution by Millipore. See "Stock Ownership of Directors and Executive Officers" for a description of the ownership of Millipore stock by our directors and executive officers. In addition, our directors and executive officers who own unvested options to purchase shares of Millipore common stock will have these options converted into options to purchase shares of our common stock at the time of the distribution on the same terms as all of our employees that own unvested options to purchase shares of Millipore common stock. See "Management-- Treatment of Millipore Options."

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                          DESCRIPTION OF CAPITAL STOCK

General Matters

   Upon completion of this offering, the total amount of our authorized capital stock will consist of 250,000,000 shares of common stock and 5,000,000 shares of one or more series of preferred stock. As of March 31, 2001, we had outstanding 32,500,000 shares of common stock and no shares of preferred stock.

   After giving effect to this offering we will have 39,500,000 shares of common stock (40,550,000 shares if the underwriters' over-allotment option is exercised in full) and no shares of any series of preferred stock outstanding. As of March 31, 2001, we had one stockholder of record with respect to our common stock and no outstanding options to purchase shares of our common stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and our amended and restated by-laws. Our restated certificate of incorporation and amended and restated bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

   The restated certificate and amended and restated by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of Mykrolis unless such takeover or change in control is approved by our board of directors.

Common Stock

   The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. Please see "Dividend Policy." The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Mykrolis, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together will all other shares of capital stock as a single class on all matters submitted to a vote of stockholders, including votes to increase the number of authorized shares of common stock. As a result, if we issue shares of capital stock other than common stock, including shares of preferred stock with super voting rights, holders of those shares could influence stockholder votes to increase the authorized shares of our common stock, which could dilute your ownership of Mykrolis and reduce your control over matters submitted to our stockholders.

   Our common stock has been approved for listing on the New York Stock Exchange under the symbol "MYK."

Preferred Stock

   Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Mykrolis before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors of Mykrolis, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Following the offering and the application of the net proceeds therefrom as described under "Use of Proceeds" there will be no shares of preferred stock outstanding.

   We have no current intention to issue any of our authorized but unissued shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

Shareholder Rights Plan

   The board of directors of Mykrolis expects to implement a shareholder rights plan following the consummation of this offering that will make it more difficult for a third party to acquire us without the consent of our board of directors. Pursuant to the shareholder rights plan, Mykrolis will issue common stock purchase rights. It is expected that under the shareholder rights plan, one common stock purchase right will be issued for each outstanding share of common stock held as of the date of adoption of the shareholder rights plan and one common stock purchase right will be attached to each share of common stock issued thereafter. The common stock purchase rights authorize the holders to purchase shares of common stock at a 50% discount from market value upon the occurrence of specified events, including, unless approved by our board of directors, an acquisition by a person or group of specified levels of beneficial ownership of our common stock or a tender offer for our common stock. The common stock purchase rights are redeemable by us for $.01 and will expire on the tenth anniversary of the date of adoption of the shareholder rights plan. One of the events which will trigger the common stock purchase rights is the acquisition, or commencement of a tender offer, by a person (an Acquiring Person, as defined in the shareholder rights plan), other than Mykrolis or any of our subsidiaries or employee benefit plans, of 15% or more of the outstanding shares of our common stock. An Acquiring Person may not exercise a common stock purchase right. It is expected that Millipore will be excluded from the definition of Acquiring Person until the consummation of the distribution. The description and terms of the shareholder rights plan will be set forth in a common stock rights agreement that we expect to enter into with Equiserve Trust Company, N.A., as rights agent. A copy of the form of common stock rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Other Provisions of the Restated Certificate of Incorporation and Amended and Restated By-laws

   Classified Board. Our restated certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Mykrolis and could increase the likelihood that incumbent directors will retain their positions.

   Elimination of Stockholder Action Through Written Consents. Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

   Elimination of the Ability to Call Special Meetings. Our restated certificate of incorporation and amended and restated by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chairman or chief executive officer. Stockholders are not permitted to call a special meeting or to require the board to call a special meeting.

   Advanced Notice Procedures For Stockholder Proposals. Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Mykrolis.

   Amendments to the Restated Certificate and Amended and Restated By-laws. Our restated certificate of incorporation and amended and restated by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal provisions relating to by-law amendments, procedures for electing and removing directors, calling special meetings of stockholders and restrictions on stockholder actions by written consent. This requirement of a super-majority vote to approve amendments to our restated certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

   No Cumulative Voting. Our restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of delaying or deterring hostile takeovers or changes in control or management of us.

Provisions of Delaware Law Governing Business Combinations

   Following the consummation of this offering, we will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

  . the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

  . upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

   A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change of control attempts with respect to Mykrolis and, accordingly, may discourage attempts to acquire Mykrolis.

   Because Millipore will own more than 15% of our voting stock before we become a public company, Section 203 of the Delaware General Corporation Law by its terms is currently not applicable to business combinations with Millipore even though Millipore owns more than 15% of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, such person will be subject to the provisions of Section 203 of the Delaware General Corporation Law.

   Section 203 of the Delaware General Corporation Law may make it more difficult for an "interested stockholder" to effect various business combinations with us for a three-year period, although our stockholders may elect to exclude us from the restrictions imposed thereunder. By virtue of its beneficial ownership of our common stock, Millipore is in a position to elect to exclude us from the restrictions under Section 203. Currently, Millipore has indicated to us that it has no intention to do so.

Limitations on Liability and Indemnification of Officers and Directors

   Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to obtain directors' and officers' insurance prior to the completion of this offering.

Transactions with Interested Parties

   Our restated certificate of incorporation includes provisions addressing potential conflicts of interest between us and Millipore and its non-Mykrolis-related subsidiaries and other similar entities. In addition, our restated certificate of incorporation includes provisions regulating and defining our conduct as it may involve us and Millipore and our and its subsidiaries, directors and officers. Our restated certificate of incorporation provides that we and Millipore and our and their respective subsidiaries may engage in the same or similar business activities and lines of business and have an interest in the same areas of corporate opportunities and that we and Millipore will continue to have contractual and business relations with each other (including service of directors and officers of Millipore as our directors and officers).

   Our restated certificate of incorporation provides that, except as Millipore may otherwise agree in writing, Millipore will have the right to:

  . engage in the same or similar business activities or lines of business as us; and

  . do business with any of our potential or actual customers or suppliers.

   Neither Millipore nor any officer, employee or director of Millipore will be liable to us or our stockholders for breach of any fiduciary or other duty by reason of these activities. In addition, our restated certificate of incorporation provides that no contract or transaction:

  . between us and Millipore or any of its non-Mykrolis-related subsidiaries and other similar entities; or

  . between us and any entity in which one or more of our directors or officers has a financial interest, which we refer to as a "related entity"; or

  . between us and any director or officer of our company, Millipore, any subsidiary of Millipore or any related entity;

shall be void or voidable solely because:

  . Millipore, any non-Mykrolis-related subsidiary or other similar entity of Millipore or any related entity, or any of their or our directors or officers are parties to the contract or transaction; or

  . any of those directors or officers is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction.

   Any disputes arising under this provision of our restated certificate of incorporation will be resolved under Delaware law.

Corporate Opportunities

  In our restated certificate of incorporation, in accordance with Section 122(17) of the Delaware General Corporation Law, we have renounced any interest in future business opportunities that are presented to Millipore, its subsidiaries other than us, or our officers or directors who are employees or directors of Millipore or its subsidiaries other than us, when the opportunity is presented. If Millipore or one of our directors or officers who is also an employee or director of Millipore acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Millipore and us, our restated certificate of incorporation provides that the potential transaction or matter that may be a corporate opportunity for both us and Millipore will belong to Millipore and Millipore or such officer or director will have no duty to communicate that opportunity to us and will not be liable to us or our stockholders because Millipore pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to us.

   Our directors or officers acting in accordance with the policy described above:

  . will be deemed fully to have satisfied their fiduciary or other duties to us and our stockholders with respect to that corporate opportunity;

  . will not be liable to us or our stockholders for any breach of fiduciary duty by reason of the fact that Millipore pursues or acquires that opportunity for itself or directs that corporate opportunity to another person or does not communicate information regarding that opportunity to us;

  . will be deemed to have acted in good faith and in a manner they reasonably believe to be in our best interests; and

  . will be deemed not to have breached any duty of loyalty or other duty those persons may have to us or our stockholders and not to have derived an improper benefit from these actions.

   The corporate opportunity provisions in our restated certificate of incorporation will expire on the date that Millipore ceases to beneficially own common stock representing at least 20% of the combined voting power of outstanding shares of our capital stock, and no person who is a director or officer of Mykrolis is also a director or officer of Millipore.

   Our restated certificate of incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. This provision restates the Delaware law principle that stockholders are deemed to be on notice of the contents of a company's certificate of incorporation and, to the extent the provisions are consistent with Delaware law, shall be bound by the terms thereof. As such, the provision is authorized by Delaware law. However, this provision does not preclude stockholders from attempting to change this provision of the Mykrolis restated certificate of incorporation through appropriate stockholder action or from challenging the corporate opportunity provisions as not being in accordance with Section 122(17) of the Delaware General Corporation Law.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which be may acquired by an affiliate of Mykrolis, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Mykrolis and may include directors and officers of Mykrolis as well as significant stockholders of Mykrolis, if any.

   Millipore currently plans to complete its divestiture of Mykrolis approximately six months following this offering by distributing all of the shares of Mykrolis common stock owned by Millipore to the holders of Millipore's common stock. Shares of our common stock distributed to Millipore stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

   The shares of our common stock held by Millipore before distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. We, our executive officers and directors and Millipore have agreed, subject to exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, including in the case of Millipore by completing the distribution of our shares, until 180 days after the date of this prospectus, referred to as the lock-up period, without first obtaining the written consent of Banc of America Securities LLC. In addition, shares sold in this offering pursuant to the reserved share program will be subject to a 30-day lock-up period. Banc of America Securities LLC may release us, any of our executive officers or directors or Millipore and any recipient of shares in the reserved share program from these agreements at any time during the applicable lock-up period, in its sole discretion and without notice, as to some or all of the shares covered by these lock-up agreements.


   We will grant shares of our common stock pursuant to our stock option plans. See "Management--Stock Plans." We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under the 2001 Equity Incentive Plan, 2001 Non-Employee Director Stock Option Plan and 2001 Employee Stock Purchase Plan. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act. Shares issued pursuant to any unvested Millipore options that are converted into our options will also be freely tradable without registration under the Securities Act after the effective date of the registration statement. See "Management--Treatment of Millipore Options."


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

                                  UNDERWRITING

   We are offering shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Salomon Smith Barney Inc. and ABN AMRO Rothschild LLC are the representatives of the underwriters and have negotiated on behalf of the underwriters and have entered into the underwriting agreement with us. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Banc of America Securities LLC.....................................
   Salomon Smith Barney Inc...........................................
   ABN AMRO Rothschild LLC............................................
                                                                       ---------
     Total............................................................ 7,000,000
                                                                       =========

   The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

   The underwriters will initially offer the shares of common stock to the public at the price set forth on the cover page of this prospectus. The
underwriters may allow dealers a concession of not more than $    per share of
common stock. The underwriters may allow, and such dealers may reallow, a
concession of not more than $    per share of common stock to other dealers. If
all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of the prospectus. The common stock is offered subject to a number of conditions, including:

  .  receipt and acceptance of the common stock by the underwriters; and

  . the right on the part of the underwriters to reject orders in whole or in part.

   We have granted an option to the underwriters to buy up to 1,050,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 7,000,000 shares are being offered.

   The following table shows the per share and total underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $

   The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $3,160,000 and will be paid by us. Expenses of the offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, New York Stock Exchange listing fees, printing expenses, transfer agent and registration and other miscellaneous fees.

   We, our executive officers and directors and Millipore have entered into lock-up agreements with the underwriters. Under those agreements, we may not issue any new shares of our common stock, and our executive officers and directors and Millipore may not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, including in the case of Millipore by completing the distribution of our shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   We have agreed to indemnify the underwriters against liabilities, including liabilities for misstatements and omissions under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering.

   Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing of this offering that could adversely affect investors who purchase in this offering.

   The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   These activities by the underwriters may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. The primary factors to be considered in such negotiations are:

  . our history and prospects, and the history and prospects of the industry in which we compete;

  .  our past and present financial performance;

  .  an assessment of our management;

  .  the present state of our development;

  .  our prospects for future earnings;

  . the prevailing market conditions of the applicable U.S. securities market at the time of this offer;

  . market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

  . other factors deemed relevant, such as the evaluation of the above factors in relation to the market valuation of companies in related businesses.

   At our request, the underwriters have reserved up to 5% of the common stock offered hereby for sale to our employees, families and friends of directors and executive officers and other persons having business relationships with us at the initial public offering price set forth on the cover page of this prospectus. The sale of these reserved shares to these persons will be made by Salomon Smith Barney Inc. We do not know if our employees, families and friends and other persons having business relationships with us will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of reserved shares. As a condition to the purchase of reserved shares, the purchasers will be required to agree that they may not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 30 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   Banc of America Securities LLC has been engaged by Millipore to provide financial advisory services relating to the separation of its microelectronics business and the distribution of shares of our common stock to Millipore stockholders. As financial advisor to Millipore, Banc of America Securities LLC will receive a customary cash fee from Millipore upon completion of the distribution. Banc of America Securities LLC has from time to time performed various investment banking services for Millipore in the past, and it may from time to time in the future perform investment banking services for Millipore or for us for which it has received or will receive customary fees. In addition, Maureen Hendricks, a director of Millipore, is a Managing Director of Salomon Smith Barney Inc., one of the representatives of the underwriters in this offering.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Hale and Dorr LLP.

                                    EXPERTS

   The combined financial statements of Mykrolis Corporation as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

   You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet site maintained by the Commission at http://www.sec.gov.

   We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2

Combined Statements of Operations for the years ended December 31, 1998,
 1999 and 2000 and for the three months ended March 31, 2000 and 2001
 (unaudited).............................................................. F-3

Combined Balance Sheets as of December 31, 1999 and 2000 and as of March
 31, 2001 (unaudited)..................................................... F-4

Combined Statements of Shareholder's Equity and Comprehensive Income
 (Loss) for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 (unaudited)................... F-5

Combined Statements of Cash Flows for the years ended December 31, 1998,
 1999 and 2000 and for the three months ended March 31, 2000 and 2001
 (unaudited).............................................................. F-6

Notes to Combined Financial Statements.................................... F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholder of Mykrolis Corporation (formerly known as Millipore MicroElectronics, Inc.)

   In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Mykrolis Corporation (formerly known as Millipore MicroElectronics, Inc.) (the "Company") a wholly-owned subsidiary of Millipore Corporation ("Millipore") at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The Company is comprised of Millipore's microelectronics business which was historically integrated with the businesses of Millipore; consequently, as indicated in Note 1, these financial statements have been derived from the consolidated financial statements and accounting records of Millipore, and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the Company relies on Millipore for administrative, management, research and other services. Accordingly, these combined financial statements do not necessarily reflect the financial position, results of operations, and cash flows of the Company had it been a stand-alone company.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 9, 2001 except for Note 14 and the last paragraph of Note 12, as to which the date is April 27, 2001, and Note 1, as to which the date is July 12, 2001.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                       COMBINED STATEMENTS OF OPERATIONS

                                                                 Three months
                                                                ended March 31,
                                   Year ended December 31,        (unaudited)
                                  ----------------------------  ---------------
                                    1998      1999      2000     2000    2001
                                  --------  --------  --------  ------- -------
                                    (In thousands, except per share data)
Net sales.......................  $180,613  $206,345  $355,540  $77,639 $83,024
Cost of sales...................   120,147   107,154   174,545   38,030  43,509
                                  --------  --------  --------  ------- -------
  Gross profit..................    60,466    99,191   180,995   39,609  39,515
Selling, general and
 administrative expenses........    70,400    75,052    96,469   23,042  25,276
Research and development
 expenses.......................    21,492    19,309    23,175    5,036   5,852
Litigation settlement...........     3,666       --        --       --      --
Restructuring and other
 charges........................     7,120    (1,221)     (320)     --   12,556
                                  --------  --------  --------  ------- -------
  Operating income (loss).......   (42,212)    6,051    61,671   11,531  (4,169)
Other income (expense), net.....      (823)      (83)   (1,395)     181    (303)
                                  --------  --------  --------  ------- -------
Income (loss) before income
 taxes..........................   (43,035)    5,968    60,276   11,712  (4,472)
Provision (benefit) for income
 taxes..........................   (15,923)    2,685    22,905    4,451   1,565
                                  --------  --------  --------  ------- -------
Net income (loss)...............  $(27,112) $  3,283  $ 37,371  $ 7,261 $(6,037)
                                  ========  ========  ========  ======= =======
Basic and diluted earnings
 (loss) per share...............  $  (0.83) $   0.10  $   1.15  $  0.22 $ (0.19)
Shares used in computing basic
 and diluted earnings (loss) per
 share..........................    32,500    32,500    32,500   32,500  32,500
Unaudited pro forma basic and
 diluted earnings (loss) per
 share..........................       --        --   $   1.09      --  $ (0.18)
Shares used in computing
 unaudited pro forma basic and
 diluted earnings (loss) per
 share..........................       --        --     34,302      --   34,302


     The accompanying notes are an integral part of the combined financial statements

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                            COMBINED BALANCE SHEETS

                                                                     March 31,
                                                   December 31,     (unaudited)
                                                 -----------------  -----------
                                                   1999     2000       2001
                                                 -------- --------  -----------
                                                  (In thousands except share
                                                             data)
                     ASSETS
Current assets:
  Accounts receivable (less allowance for
   doubtful accounts of $835 in 1999, $1,497 in
   2000 and $1,209 at March 31, 2001)........... $ 64,340 $ 95,248   $ 78,490
  Inventories...................................   35,896   62,640     70,271
  Deferred income taxes.........................    7,956    8,554      8,554
  Other current assets..........................    1,226    1,266      1,800
                                                 -------- --------   --------
    Total current assets........................  109,418  167,708    159,115
Property, plant and equipment, net..............   71,704   73,784     71,334
Deferred income taxes...........................   21,065   22,697     22,697
Goodwill (less accumulated amortization of
 $1,953 in 1999, $2,929 in 2000 and $3,161 at
 March 31, 2001)................................   16,596   15,620     15,388
Other intangible assets (less accumulated
 amortization of $13,229 in 1999, $16,995 in
 2000 and $17,907 at March 31, 2001)............   14,346   10,655      9,712
Other assets....................................   11,378    8,567      7,220
                                                 -------- --------   --------
    Total assets................................ $244,507 $299,031   $285,466
                                                 ======== ========   ========
      LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.............................. $ 16,299 $ 20,574   $ 17,967
  Accrued expenses..............................   15,064   17,097     22,573
                                                 -------- --------   --------
    Total current liabilities...................   31,363   37,671     40,540
Other liabilities...............................   15,486   14,871      9,390
Commitments and contingencies
Shareholder's equity:
  Shareholder's net investment..................  193,400  253,732        --
  Preferred stock, par value $.01 per share,
   5,000,000 shares authorized; no shares issued
   and outstanding..............................      --       --         --
  Common stock, par value $.01 per share,
   250,000,000 shares authorized; 32,500,000
   shares issued and outstanding................      --       --         325
  Additional paid-in capital....................      --       --     249,469
  Accumulated other comprehensive income
   (loss).......................................    4,258   (7,243)   (14,258)
                                                 -------- --------   --------
    Total shareholder's equity..................  197,658  246,489    235,536
                                                 -------- --------   --------
    Total liabilities and shareholder's equity.. $244,507 $299,031   $285,466
                                                 ======== ========   ========

     The accompanying notes are an integral part of the combined financial statements

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                  COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                                 (In thousands)

                                                           Accumulated
                                 Additional Shareholder's     Other         Total
                          Common  Paid-In        Net      Comprehensive Shareholder's
                          Stock   Capital    Investment   Income (Loss)    Equity
                          ------ ---------- ------------- ------------- -------------
Balance, December 31,
 1997...................  $ --    $    --     $ 175,299     $(11,614)     $163,685
Net loss................    --         --       (27,112)         --        (27,112)
Net change in unearned
 compensation...........    --         --          (298)         --           (298)
Net transfers from
 Millipore Corporation..    --         --        36,891          --         36,891
Foreign currency
 translations...........    --         --           --         9,187         9,187
                          -----   --------    ---------     --------      --------
Balance December 31,
 1998...................    --                  184,780       (2,427)      182,353
Net income..............    --         --         3,283          --          3,283
Net change in unearned
 compensation...........    --         --         (295)          --          (295)
Net transfers from
 Millipore Corporation
 .......................    --         --         5,632          --          5,632
Foreign currency
 translations...........    --         --           --         6,685         6,685
                          -----   --------    ---------     --------      --------
Balance December 31,
 1999...................    --         --       193,400        4,258       197,658
Net income..............    --         --        37,371          --         37,371
Net change in unearned
 compensation...........    --         --         1,107          --          1,107
Net transfers from
 Millipore Corporation..    --         --        21,854          --         21,854
Foreign currency
 translations...........    --         --           --       (11,501)      (11,501)
                          -----   --------    ---------     --------      --------
Balance December 31,
 2000...................    --         --       253,732       (7,243)      246,489
Net loss*...............    --         --        (6,037)         --         (6,037)
Net change in unearned
 compensation and other
 stock-based
 compensation*..........    --         --         3,240          --          3,240
Net transfers to
 Millipore
 Corporation*...........    --         --        (1,141)         --         (1,141)
Foreign currency
 translations*..........    --         --           --        (7,015)       (7,015)
Transfer to common stock
 and additional paid-in
 capital*...............    325    249,469     (249,794)         --            --
                          -----   --------    ---------     --------      --------
Balance March 31,
 2001*..................  $ 325   $249,469    $     --      $(14,258)     $235,536
                          =====   ========    =========     ========      ========

--------
* unaudited


     The accompanying notes are an integral part of the combined financial statements

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                               Three months
                                                              ended March 31,
                                 Year ended December 31,        (unaudited)
                                ----------------------------  ----------------
                                  1998      1999      2000     2000     2001
                                --------  --------  --------  -------  -------
                                              (In thousands)
Cash flows from operating
 activities:
 Net income (loss)............. $(27,112) $  3,283  $ 37,371  $ 7,261  $(6,037)
  Adjustments to reconcile net
   income (loss) to net cash
   (used in) provided by
   operating activities:
   (Income) loss on
    investments................     (306)      (34)    2,318      --      (114)
   Restructuring and other
    charges....................   14,346    (1,221)     (320)     --    12,556
   Depreciation and
    amortization...............   15,118    14,339    12,834    3,310    3,903
   Amortization of unearned
    compensation...............      403       571     1,177      169       92
   Deferred income tax
    provision (benefit)........   (7,089)    2,995    (2,230)     --       --
   Change in operating assets
    and liabilities:
    Decrease (increase) in
     accounts receivable.......   23,885   (25,884)  (35,298)  (4,294)  13,493
    Decrease (increase) in
     inventories...............    3,638    (6,786)  (28,577) (10,047)  (9,014)
    (Decrease) increase in
     accounts payable..........     (261)    8,505     3,626      904   (2,927)
    (Increase) decrease in
     other operating assets....     (230)      193      (326)   5,103      557
    (Decrease) increase in
     other operating
     liabilities...............  (27,469)    2,613      (623)  (8,373)  (9,208)
                                --------  --------  --------  -------  -------
     Net cash (used in)
      provided by operating
      activities...............   (5,077)   (1,426)  (10,048)  (5,967)   3,301
                                --------  --------  --------  -------  -------
Cash flows from investing
 activities:
 Additions to property, plant
  and equipment................  (31,814)   (4,206)  (11,806)  (2,263)  (2,160)
                                --------  --------  --------  -------  -------
     Net cash used in investing
      activities...............  (31,814)   (4,206)  (11,806)  (2,263)  (2,160)
                                --------  --------  --------  -------  -------
Cash flows from financing
 activities:
 Net transfers (to) from
  Millipore Corporation........   36,891     5,632    21,854    8,230   (1,141)
                                --------  --------  --------  -------  -------
     Net cash provided by (used
      in) financing
      activities...............   36,891     5,632    21,854    8,230   (1,141)
                                --------  --------  --------  -------  -------
Net decrease in cash and cash
 equivalents...................      --        --        --       --       --
Cash and cash equivalents at
 beginning of period...........      --        --        --       --       --
                                --------  --------  --------  -------  -------
Cash and cash equivalents at
 end of period................. $    --   $    --   $    --   $   --   $   --
                                ========  ========  ========  =======  =======


     The accompanying notes are an integral part of the combined financial statements

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                 (In thousands except share and per share data)

1. Background and Basis of Presentation

Background

   On October 3, 2000, Millipore Corporation ("Millipore") announced its plan to spin-off a separate company, initially named Millipore MicroElectronics, Inc. and subsequently renamed Mykrolis Corporation (the "Company"), comprised of Millipore's microelectronics business which serves the semiconductor industry with products needed to manufacture semiconductor devices. On October 16, 2000, the Company was incorporated in Delaware as a wholly-owned subsidiary of Millipore. On October 17, 2000, 10,000 shares of the Company's $.01 par value common stock were authorized, issued and outstanding and were owned by Millipore. This new legal entity is presented on a combined basis with the financial position and results of operations of the businesses contributed pursuant to the Master Separation and Distribution Agreement (the "Separation Agreement"). Separate financial statements have not been presented for this entity because it had immaterial assets and liabilities and no results of operations prior to the separation from Millipore on March 31, 2001.

   The Company anticipates that, subject to market conditions, it will make an initial public offering (the "Offering") in the quarter ending September 30, 2001 for less than 20% of its common shares. On July 12, 2001, the Company effected a recapitalization in the form of a stock split. The Board of Directors declared a 3,250-for-1 stock split. As a result of this stock split, common stock issued and outstanding increased to 32,500,000 shares. The stock split has been reflected for all periods presented. Millipore has also announced that it intends to distribute its remaining shares of the Company to the Millipore shareholders through a tax-free dividend approximately six months after the Offering (the "Distribution"). On June 18, 2001, Millipore received a private letter ruling from the Internal Revenue Service that the Distribution will be tax-free to Millipore shareholders.

   On March 28, 2001, Millipore and the Company entered into the Separation Agreement under which Millipore transferred to the Company (the "Separation"), effective as of March 31, 2001, substantially all of the assets and liabilities associated with the microelectronics business, except for certain pension and post-retirement liabilities that will be transferred at the Distribution. At the Separation date, the Company entered into a Separation Note agreement with Millipore, as described below. In addition, Millipore provided the Company with a line of credit pursuant to the Separation Revolving Credit Agreement to support its cash requirements between the Separation date and the consummation of the Offering.

   The amount of the Separation Note is contingent upon the amount of the Offering proceeds, the amount owed by the Company under the Separation Revolving Credit Agreement and the amount of Offering proceeds that the Company will retain to fund its operations. The amount of the Separation Note will be determined shortly before the Offering. From the net proceeds of the Offering, the Company will pay to Millipore any outstanding balances under the Separation Revolving Credit Agreement and will repay the Separation Note.

   In addition, as it was impractical in some jurisdictions to transfer certain account balances to different legal entities at the Separation date, Millipore retained certain of the Company's accounts payable and accounts receivable balances and the Company assumed certain of Millipore's accounts payable and accounts receivable balances. The net amount due to, or from, Millipore related to these balances retained by Millipore or assumed by the Company is reflected as a receivable from, or a payable to, Millipore under the Separation Revolving Credit Agreement as of the Separation date. The payment of these payables and the collection of these

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)

receivables will be settled through the Separation Revolving Credit Agreement if and when they occur. The Company and Millipore each remain responsible for the payment of their respective accounts payable and the collection of their respective accounts receivable.

   In March 2001, the Company amended its Certificate of Incorporation to increase the authorized shares of common stock to 250,000,000 and to authorize 5,000,000 shares of preferred stock, $.01 par value per share.


Basis of Presentation

   The combined financial statements include the assets, liabilities, operating results and cash flows of the businesses constituting the Company that were contributed as part of the Separation and have been prepared using Millipore's historical bases in the assets and liabilities and the historical results of operations of the Company. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial information included herein may not necessarily reflect the combined financial position, operating results, changes in invested equity and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising the Company, Millipore's net investment in the Company is shown in lieu of stockholders' equity in the combined financial statements. Changes in Millipore's net investment represent Millipore's transfer of its net investment in the Company, after giving effect to the net earnings of the Company plus net cash transfers to Millipore and other transfers from Millipore. In connection with the separation from Millipore, the Company began accumulating earnings on April 1, 2001.

   Millipore uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Company were transferred to Millipore on a regular basis and netted against Millipore's net investment. As a result, none of Millipore's cash, cash equivalents or debt at the Millipore level have been allocated to the Company in the combined financial statements. Changes in invested equity represent the net earnings of the Company plus net cash transfers to or from Millipore.

   The combined financial statements include allocations of certain Millipore corporate expenses, including centralized research and development, legal, accounting, employee benefits, officers' salaries, facilities, insurance, information technology services, distribution, treasury and other Millipore corporate and infrastructure costs. As more fully described in Note 14, the expense allocations have been determined on a basis that Millipore and the Company consider to be a reasonable assessment of the utilization of services provided or the benefit received by the Company. Following the Separation, the Company will perform these functions using its own resources or through purchased services, including services obtained from Millipore pursuant to a transition services agreement.

   Unaudited Interim Financial Statements--The accompanying combined financial information for the three-month periods ended March 31, 2000 and 2001 is unaudited. The unaudited interim combined financial information has been prepared on the same basis as the accompanying annual combined financial statements. In the opinion of management, such interim combined financial information reflects adjustments consisting only of normal and recurring adjustments necessary for a fair presentation of such financial information. The unaudited results of operations for the interim periods ended March 31, 2000 and 2001 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


2. Summary of Significant Accounting Policies

Principles of Combination

   The combined financial statements include the accounts of the Company. Intercompany balances and transactions have been eliminated. Investments in affiliated companies that are 20%-50% owned entities are accounted for under the equity method of accounting.

Use of Estimates

   The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. These estimates include an allocation of costs by Millipore, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, employee benefits and useful lives for amortization periods of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development, evolving standards, short product life cycles and price erosion, all of which could impact the future realizability of the Company's assets. Actual results could differ from those estimates.

Translation of Foreign Currencies

   Assets and liabilities of the Company's foreign operations for which the local currency is the functional currency, are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the year and elements of invested equity are translated at historical rates. Foreign currency translation gains and losses related to net assets of such operations are reported separately as a component of accumulated other comprehensive income (loss) in invested equity. The aggregate transaction gains and losses are included in the combined statements of operations as a component of other expense, net.

Inventories

   The Company values its inventories at lower of cost or market on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

   Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements, which extend the life of the underlying asset, are capitalized. Assets are depreciated primarily using straight-line methods. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and related gains or losses are reflected in income.

   The estimated useful lives of the Company's depreciable assets are as follows:

      Leasehold Improvements................... Shorter of the life of the lease or the improvement
      Buildings and Improvements............... 10-40 Years
      Production and Other Equipment........... 3-15 Years

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Goodwill and Other Intangibles

   Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and liabilities assumed and is amortized on a straight-line basis over an estimated useful life of 20 years. Other intangible assets consist primarily of patents, acquired technology, trade names and licenses. These assets are recorded at cost and amortized on a straight-line basis over periods ranging from 3 to 12 years. Goodwill and certain other intangible assets resulted from the Company's acquisition of Tylan General, Inc. in January 1997.

   On a periodic basis the value of the intangible assets is reviewed to determine if an impairment has taken place due to changed business conditions or technological obsolescence. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. The amount of such impairment if any, is computed by comparing the discounted future cash flows associated with the underlying intangible asset to the current net book value. If impairment exists, the net book value of the intangible asset is reduced accordingly.

Income Taxes

   Historically, the Company's results of operations have been included in Millipore's consolidated income tax returns. The provision (benefit) for income taxes in the Company's combined statements of operations has been calculated on a separate tax return basis. However, Millipore managed its tax position for the benefit of its entire portfolio of businesses and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a separate stand-alone company.

   The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company provides a valuation allowance against net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Revenue Recognition

   Net sales consist of revenue primarily from sales of products net of trade discounts and allowances. Revenue from sales of products is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from services is recognized when the services are provided.

Research and Development Costs

   Research and development costs are charged to expense as incurred.

Other Income (Expense)

   Other income (expense) includes foreign currency transaction exchange gains and losses as well as gains and losses on investments in 20%-50% owned entities accounted for under the equity method. On a periodic basis, the value of equity method and other investments is reviewed to determine if an impairment has taken place.

Earnings Per Share

   As discussed in Note 1, "Background and Basis of Presentation," the Company effected a stock split resulting in 32,500,000 common shares outstanding. Basic and diluted earnings (loss) per share have been computed by dividing the net income (loss) for each period presented by the 32,500,000 common shares outstanding subsequent to completion of the recapitalization.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


   Unaudited pro forma basic and diluted earnings (loss) per share have been computed by dividing net income (loss) for each period by the sum of the 32,500,000 common shares outstanding as part of recapitalization plus 1,801,989 shares of the total 7,000,000 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that will be used to repay amounts owed to Millipore under the separation revolving credit agreement and the separation note.

Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

Warranty Costs

   The Company provides for estimated warranty costs at the time of the product sale.

Other Comprehensive Income (Loss)

   Comprehensive income (loss) includes net income (loss) and the change in accumulated other comprehensive income (loss). The Company's accumulated other comprehensive income (loss) shown on the combined balance sheet consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. operations.

3. Restructuring Programs and Other Charges

   2001 Restructuring Program and Other Charges (unaudited)

   During the first quarter of 2001, the Company recorded restructuring and other charges of $12,556 in connection with the Company's separation from Millipore to improve the Company's manufacturing asset utilization and resize the Company's overall cost structure. The restructuring and other charges included $11,260 of employee severance costs, a $946 write-off of equipment and leasehold improvements and $350 of lease cancellation costs. Key initiatives of the restructuring program included:

  . Consolidating manufacturing operations to eliminate redundant manufacturing processes. The Company is in the process of relocating the operations of two of its manufacturing facilities in the United States and downsizing its manufacturing facility in England. The consolidation of the Company's manufacturing operations is expected to be completed in the first quarter of 2002. The Company also anticipates opening a new manufacturing facility outside the United States in late 2001 or early 2002.

  . Realigning the Company's European organizational structure to focus on the Company's operating business units, thereby consolidating the Company's sales and administrative activities into fewer locations that are closer to the Company's customer base. The Company expects to complete this transition during 2001.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


  . Reducing the Company's administrative and management infrastructure costs in Asia. These cost reductions are expected to result in lower overhead for administrative and management infrastructure in Asia and will be achieved through reduced facility costs and administrative positions during 2001.

  . Reducing the Company's workforce in the U.S. in order to address anticipated changes in the demand for the Company's products due to the current semiconductor industry downturn.

   The restructuring initiatives resulted in the elimination of 205 positions worldwide. Notification to employees was completed in the first quarter of 2001, however a number of these employees will continue in their existing positions through the first quarter of 2002 with their related salary costs charged to operations as incurred. In the first quarter of 2001, approximately $6,084 of restructuring reserve, consisting primarily of severance and associated benefits for 77 employees, was utilized. At March 31, 2001, approximately $6,472 of restructuring costs remained accrued and the Company believes that such amounts will be substantially paid by the end of the first quarter of 2002.

   The following is a summary of the 2001 Restructuring Program and Other Charges reserve balances at March 31, 2001:

                                 Restructuring            Non-
                                   and Other     Cash     cash     Balance at
                                    Charges    Activity Activity March 31, 2001
                                 ------------- -------- -------- --------------
   Employee severance costs.....    $11,260     $2,119   $3,148      $5,993
   Leasehold and other costs....      1,296         --      817         479
                                    -------     ------   ------      ------
     Total......................    $12,556     $2,119   $3,965      $6,472
                                    =======     ======   ======      ======

   1998 Restructuring Program and Provision for Excess Inventory

   In the second quarter of 1998, Millipore announced a restructuring program. The program included the consolidation of certain manufacturing operations and discontinuance of non-strategic product lines. In the third quarter of 1998, the Company recorded an expense associated with these activities of $8,346 including a restructuring charge of $7,120, a $847 charge against cost of sales for inventory obsolescence and $379 for fixed asset write-offs. The non-strategic product lines consisted of semiconductor fab monitoring and control software and various filtration devices. The $7,120 restructuring charge included $5,009 of employee severance costs, $1,350 for the write-off of intangible assets including those associated with the discontinued product lines, consisting of both unpatented completed technology and tradenames as well as with termination of certain rights under a technology development collaboration, and $761 of supply contract termination costs.

   During the third quarters of 1999 and 2000, the Company reevaluated the accrual for the restructuring program and reversed $1,221 and $320, respectively, of the remaining balance. The reversals reflected lower estimates for severance cost attributed to higher levels of attrition than originally anticipated and affected employees filling open positions at Millipore that resulted from improved business conditions.

   The restructuring initiatives combined with the 1998 consolidation of the Company's plants resulted in the elimination of 460 positions worldwide (340 positions in manufacturing operations, 80 in selling, general and administrative positions and 40 in research and development). Notification to employees was completed in 1998, although a small number of the affected employees continued working in their existing positions through 1999 with their related salary costs charged to operations as incurred. A total of 440 employees left the Company pursuant to this initiative.

                             MYKROLIS CORPORATION
             (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                (In thousands except share and per share data)


   Following is a summary of the restructuring charge and related reserve balances at December 31, 1999 and 2000:

                               Balance at     Reversal of     Cash         Balance at
                            December 31, 1998   Reserve   Disbursements December 31, 1999
                            ----------------- ----------- ------------- -----------------
   Employee severance
    costs..................      $2,354         $  887       $1,147           $320
   Other costs.............         761            334          253            174
                                 ------         ------       ------           ----
     Total.................      $3,115         $1,221       $1,400           $494
                                 ======         ======       ======           ====
                               Balance at     Reversal of     Cash         Balance at
                            December 31, 1999   Reserve   Disbursements December 31, 2000
                            ----------------- ----------- ------------- -----------------
   Employee severance
    costs..................      $  320         $  320       $  --            $--
   Other costs.............         174            --           --             174
                                 ------         ------       ------           ----
     Total.................      $  494         $  320       $  --            $174
                                 ======         ======       ======           ====

   The Company also recorded an incremental provision for excess and obsolete inventory of $6,000 during the third quarter of 1998 in response to adverse changes in demand attributable to recessionary conditions in Asia and the slowdown in the semiconductor industry.

4. Statement of Operations Information

                                                   Year Ended December 31,
                                                  ---------------------------
                                                    1998     1999      2000
                                                  --------  -------  --------
   Included in costs and operating expenses
     Depreciation of property, plant and
      equipment.................................. $  9,433  $ 9,279  $  8,093
                                                  ========  =======  ========
   Other income (expense)
     Gain (loss) on foreign currency
      transactions...............................   (1,129)    (117)      923
     Loss on investment..........................      --       --     (2,990)
     Income from equity method investments.......      306       34       672
                                                  --------  -------  --------
     Other expense, net.......................... $   (823) $   (83) $ (1,395)
                                                  ========  =======  ========

   The loss on investment relates to the write-off of a cost method investment in a privately held company.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


5. Balance Sheet Information

                                                                     March 31,
                                                  December 31,      (unaudited)
                                                ------------------  -----------
                                                  1999      2000       2001
                                                --------  --------  -----------
   Inventories
     Raw materials............................. $ 16,587  $ 31,128    $37,253
     Work in process...........................    7,905    12,194     12,583
     Finished goods............................   11,404    19,318     20,435
                                                --------  --------    -------
                                                $ 35,896  $ 62,640    $70,271
                                                ========  ========    =======
   Property, plant and equipment
     Land...................................... $  2,207  $  1,975
     Leasehold improvements....................   27,577    27,026
     Buildings and improvements................   27,648    26,167
     Production and other equipment............   54,424    59,062
     Construction in progress..................    3,477     5,778
     Less: accumulated depreciation............  (43,629)  (46,224)
                                                --------  --------
                                                $ 71,704  $ 73,784
                                                ========  ========
   Accrued expenses
     Accrued employee payroll and benefits..... $  6,977  $  7,974
     Other accrued expenses....................    8,087     9,123
                                                --------  --------
                                                $ 15,064  $ 17,097
                                                ========  ========

6. Income Taxes

   The Company's provision (benefit) for income taxes is summarized as follows:

                                                       1998     1999    2000
                                                     --------  ------  -------
   Domestic and foreign income (loss) before income
    taxes:
     Domestic......................................  $(36,280) $3,002  $40,845
     Foreign.......................................    (6,755)  2,966   19,431
                                                     --------  ------  -------
     Income (loss) before income taxes.............  $(43,035) $5,968  $60,276
                                                     ========  ======  =======
   Domestic and foreign provision (benefit) for
    income taxes:
     Domestic......................................  $(10,045) $1,153  $11,429
     Foreign.......................................    (4,175)  1,382    9,586
     State.........................................    (1,703)    150    1,890
                                                     --------  ------  -------
                                                     $(15,923) $2,685  $22,905
                                                     ========  ======  =======
   Current and deferred provision (benefit) for
    income taxes:
     Current.......................................  $ (8,834) $ (310) $25,135
     Deferred......................................    (7,089)  2,995   (2,230)
                                                     --------  ------  -------
                                                     $(15,923) $2,685  $22,905
                                                     ========  ======  =======

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


   A summary of the differences between the Company's combined effective tax rate and the United States statutory federal income tax rate is as follows:

                                                            1998    1999   2000
                                                            -----   -----  ----
   U.S. statutory income tax rate.......................... (35.0)%  35.0% 35.0%
   State income tax, net of federal income tax benefit.....  (2.6)    1.6   2.0
   Foreign sales corporation income not taxed..............  (1.8)  (15.5) (1.3)
   Nondeductible goodwill amortization.....................   2.4    23.9   2.3
                                                            -----   -----  ----
   Effective tax rate...................................... (37.0)%  45.0% 38.0%
                                                            =====   =====  ====

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                1999     2000
                                                               -------  -------
   Intercompany and inventory related transactions............ $ 5,848  $ 6,608
   Postretirement benefits other than pensions................     338      389
   Bad debts..................................................     141      214
   Pensions...................................................   4,756    4,864
   Net operating loss.........................................   2,659      --
   Tax credits on unremitted earnings.........................  15,125   18,026
   Depreciation...............................................  (1,813)    (582)
   Other, net.................................................   1,967    1,732
                                                               -------  -------
   Net deferred tax asset..................................... $29,021  $31,251
                                                               =======  =======

7. Leases

   Operating lease agreements cover sales offices, manufacturing and warehouse space. These leases have expiration dates through 2008. Certain land and building leases contain renewal options for periods ranging from one to ten years and purchase options at fair market value. Under the lease terms relating to the Company's Bedford, Massachusetts headquarters facility, the Company has an option to purchase the facility at fair market value between June 2005 and November 2005, the expiration date of the lease, and the lessor has the option to sell the facility to the Company at 90% of the then current fair market value prior to November 2005. Rental expense was $6,775 in 2000, $7,469 in 1999, and $6,161 in 1998. At December 31, 2000, future minimum rents payable under noncancelable leases with initial terms exceeding one year were as follows:

      2001............................................................... $6,754
      2002...............................................................  6,245
      2003...............................................................  5,734
      2004...............................................................  5,597
      2005...............................................................  5,644
      2006-2008..........................................................  5,005

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


8. Stock Plans

Employees' Stock Purchase Plan

   During 2000, 1999 and in prior years, employees of the Company were eligible to participate in the Millipore Employees' Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to purchase Millipore stock at 85% of the lesser of the fair market value of the common stock on June 1, the beginning of the plan year, or the closing price at the end of each subsequent quarter. Each employee may purchase up to 10% (up to a maximum of $25,000) of eligible compensation. The Company intends to establish a similar plan after the Offering.

Stock Incentive Plan

   During 2000, 1999 and in prior years, certain employees of the Company were granted stock options and restricted stock under Millipore's stock-based compensation plan. The Millipore 1999 Stock Incentive Plan (the "Millipore Plan") provides for the issuance of stock options and restricted stock to key employees as incentive compensation. The exercise price of a stock option is equal to the fair market value of Millipore's common stock on the date the option is granted and its term is generally ten years and vests over four years. The Company intends to establish its own employee stock incentive plans at the time of the Offering. Unvested stock options outstanding under the Millipore Plan will be converted to stock options of the Company at the Distribution. The conversion of Millipore stock options into the Company stock options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per option is not reduced, and (3) the vesting provisions and option period of the replacement Company options are the same as the original vesting terms and option period of the Millipore options. As of December 31, 2000, the Company's employees held 816,788 unvested Millipore stock options including those options held by certain Millipore corporate management employees who became employees of the Company on the Separation date.

   The Millipore Plan also provides that the restricted stock, which is awarded to key members of senior management at no cost to them, cannot be sold, assigned, transferred or pledged during a restriction period which is normally four years but in some cases may be less. In most instances, shares are subject to forfeiture should employment terminate during the restriction period. The restricted stock is recorded at its fair market value on the award date and the related deferred compensation is amortized to selling, general and administrative expenses over the restriction period. The allocated portion of compensation expense attributable to the Company's employees was $403 in 1998, $571 in 1999 and $1,177 in 2000. At December 31, 2000, the Company's employees held 55,500 shares of restricted stock and the related total deferred compensation included in the combined statements of changes in invested equity and total comprehensive income (loss) was $730. It is anticipated that all of the restricted shares of Millipore held by the Company's employees will vest as of the Distribution. This modification may result in an additional compensation charge in the period of the acceleration based on the then current market value of Millipore stock.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Pro forma information

   The Company applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock options granted to employees. Pro forma net earnings information as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if Millipore had accounted for employee stock options granted to the Company employees under SFAS No. 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: expected life of five years in 1998, 1999 and 2000; dividend rate of $0.53, $0.44 and $0.44 in 1998, 1999 and 2000, respectively; risk-free interest rates of 4.5% in 1998, 6.2% in 1999 and 5.3% in 2000; and volatility of 30% in 1998, 35% in 1999 and 45% in 2000.

   The pro forma expense amounts assume that the fair value assigned to the option grants was amortized over the vesting period of the options, which is generally four years, while the fair value assigned to grants under the stock purchase plan is recognized in full at the date of grant. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 would have been to reduce the Company's reported net earnings by $893 in 1998, $1,038 in 1999 and $1,587 in 2000.

9. Employee Retirement Plans

   At the Distribution date, the Company will assume responsibility for certain of the pension benefits and the other post-retirement benefits for employees whose last work assignment prior to the Distribution was with the Company. These employees are collectively referred to as "Mykrolis Employees." The pension liabilities that are assumed by the Company and the liabilities related to the other post-retirement benefits as well as the related expenses have been reflected in these financial statements for all years presented.

   The U.S. employees of the Company participate in Millipore's non-contributory defined benefit pension plan, which covers substantially all U.S. employees. The Mykrolis Employees will maintain their vested and unvested rights in the Millipore pension plans after the Separation date. However, the liabilities related to these rights are not assumed by the Company and therefore are not reflected in the combined balance sheets of the Company. Millipore allocates net periodic pension costs related to Mykrolis Employees that participate in this plan to the Company. No contribution was required for 1998, 1999 or 2000 as the plan was adequately funded.

Participation and Savings Plan

   All U.S. employees of the Company are covered under the Millipore Corporation Employees' Participation and Savings Plan (the "Participation and Savings Plan"), maintained for the benefit of all U.S. employees, which combines both a defined contribution plan (the "Participation Plan") and an employee savings plan (the "Savings Plan"). Contributions to the Participation Plan are allocated among the U.S. employees of the Company who have completed at least two years of continuous service on the basis of the compensation they received during the year for which the contribution is made. The Savings Plan allows employees to make certain tax-deferred voluntary contributions, which Millipore matches after one year of service with a 25% contribution (50% contribution for employees with ten or more years of service). Total expense under the Participation and Savings Plan was $3,208 in 1998, $2,395 in 1999 and $2,972 in 2000. As of the Separation date, the Company intends to establish its own employee savings plan.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Supplemental Savings and Retirement Plan for Key Salaried Employees

   Millipore offers a Supplemental Savings and Retirement Plan for Key Salaried Employees (the "Supplemental Plan") to certain senior executives that allows certain salary deferral benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code limiting the amount of compensation which may be deferred under tax-qualified plans. The liabilities related to these rights will be assumed by the Company and are therefore reflected in the combined balance sheets. Total expense under the Supplemental Plan was $127 in 1998, $568 in 1999 and $190 in 2000. As of the Separation date, the Company intends to establish a similar plan of its own.

Japan Retirement and U.S. Post-Retirement Benefit Plans

   Substantially all the Company's U.S. employees are covered under several unfunded defined benefit post-retirement plans, which are sponsored by Millipore. The plans provide medical and life insurance benefits and are, depending on the plan, either contributory or non-contributory. The employees of the Company's subsidiary in Japan ("Nihon Mykrolis") are covered in a defined benefit pension plan.

   The tables below set forth the estimated net periodic cost and funded status of the Nihon Mykrolis Pension Plan and the U.S. Post-Retirement Benefit Plan.

                                        Nihon Mykrolis         U.S. Post
                                         Pension Plan     Retirement Benefits
                                        ----------------  --------------------
                                         1999     2000      1999       2000
                                        -------  -------  ---------  ---------
Change in benefit obligation:
  Benefit obligation at beginning of
   year................................ $ 9,711  $11,131  $     966  $   1,110
  Service cost.........................     978    1,008        142        149
  Interest cost........................     296      318         59         89
  Actuarial loss (gain)................    (891)   2,178        (57)        96
  Foreign exchange impact..............   1,263   (1,284)       N/A        N/A
  Benefits paid........................    (226)  (1,604)       --         --
                                        -------  -------  ---------  ---------
  Benefit obligation at end of year.... $11,131  $11,747  $   1,110  $   1,444
                                        =======  =======  =========  =========
Change in plan assets:
  Fair value of plan assets at
   beginning of year................... $ 1,987  $ 2,372        N/A        N/A
  Actual return on plan assets.........     (29)     254        N/A        N/A
  Company contributions................     146      159        N/A        N/A
  Foreign exchange impact..............     268     (274)       N/A        N/A
                                        -------  -------
  Fair value of plan assets at end of
   year................................ $ 2,372  $ 2,511        N/A        N/A
                                        =======  =======
Funded status.......................... $(8,759) $(9,236) $  (1,110) $  (1,444)
Unrecognized net loss (gain)...........   1,939    3,527       (499)      (385)
                                        -------  -------  ---------  ---------
Accrued benefit cost................... $(6,820) $(5,709) $  (1,609) $  (1,829)
                                        =======  =======  =========  =========

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


                                                               U.S. Post
                                            Nihon Mykrolis     Retirement
                                           Pension Benefits     Benefits
                                           ----------------- ----------------
                                           1998  1999  2000  1998  1999  2000
                                           ----- ----- ----- ----  ----  ----
Weighted average assumptions as of
 December 31:
  Discount rate........................... 3.50% 3.00% 3.00% 6.50% 8.00% 7.75%
  Expected return on plan assets.......... 1.50% 1.50% 1.50%  N/A   N/A   N/A
  Rate of compensation increase........... 3.00% 3.00% 3.00%  N/A   N/A   N/A

   For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to remain at this level.

                                  Nihon Mykrolis            U.S. Post
                                 Pension Benefits      Retirement Benefits
                               ----------------------  ----------------------
                                1998    1999    2000    1998    1999    2000
                               ------  ------  ------  ------  ------  ------
Components of net periodic
 benefit cost:
  Service cost................ $  726  $  978  $1,008  $  109  $  142  $  149
  Interest cost...............    265     296     317      51      58      88
  Expected return on plan
   assets.....................    (23)    (30)    (34)    N/A     N/A     N/A
  Amortization of unrecognized
   gain.......................    --      --      --      (15)    (16)    (17)
  Recognized actuarial loss...     44     117      55     --      --      --
                               ------  ------  ------  ------  ------  ------
  Net periodic benefit cost... $1,012  $1,361  $1,346  $  145  $  184  $  220
                               ======  ======  ======  ======  ======  ======

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects.

                                                            1% Point 1% Point
                                                            Increase Decrease
                                                            -------- --------
   Effect on total of services and interest cost
    components.............................................   $ 47    $ (37)
   Effect on postretirement benefit obligations............    199     (162)

10. Business Segment Information

   The Company has one reportable segment that develops, manufactures and sells consumables and capital equipment to semiconductor fabrication companies and other companies using similar manufacturing processes, as well as OEM suppliers to those companies. The Company also provides capital equipment warranty and repair services to customers in this segment. The Company's products include membrane and metal based filters, housings, precision liquid dispense filtration pumps, resin based gas purifiers and mass flow and pressure controllers. The products are used by customers in manufacturing operations to remove contaminants in liquid and gas processes, to purify liquids and gases, to measure and control flow rates and to control and monitor pressure and vacuum levels during the manufacturing process. The Company's products are sold worldwide through a direct sales force and through distributors in selected regions.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Geographical Information:

   The Company attributes net sales and long-lived assets to different geographic areas on the basis of the location of the customer. Net sales for each of the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 along with long-lived asset information as of December 31, 1999 and 2000 by geographic area in U.S. dollars is presented as follows:

                                          Net Sales               Net Sales
                                  -------------------------- -------------------
                                                             Three Months Ended
                                                                  March 31,
                                   Year Ended December 31,       (unaudited)
                                  -------------------------- -------------------
                                    1998     1999     2000     2000      2001
                                  -------- -------- -------- --------- ---------
United States.................... $ 78,579 $ 80,026 $138,055   $30,093   $29,927
Japan............................   55,867   74,897  133,348    30,104    29,776
Asia.............................   18,645   26,061   51,684     9,705    13,279
Europe...........................   27,522   25,361   32,453     7,737    10,042
                                  -------- -------- -------- --------- ---------
  Total.......................... $180,613 $206,345 $355,540   $77,639   $83,024
                                  ======== ======== ======== ========= =========

                                                               Long-Lived Assets
                                                               -----------------
                                                                 1999     2000
                                                               -------- --------
   United States.............................................. $ 81,235 $ 79,557
   Japan......................................................   29,018   26,044
   Asia.......................................................    2,440    1,365
   Europe.....................................................    1,121      562
                                                               -------- --------
     Total.................................................... $113,814 $107,528
                                                               ======== ========

11. Significant Customers and Concentration of Risk

   Historically, the Company has relied on a limited number of customers for a substantial portion of its net sales. During the fiscal years ended December 31, 1998, 1999 and 2000 revenues from one customer represented 11%, 13% and 18%, respectively of total net sales. Accounts receivable for this customer was approximately $7.0 million and $10.3 million at December 31, 1999 and 2000, respectively. There were no other customers that accounted for more than 10% of revenues or accounts receivable during any of these periods.

12. Related Party Transaction

   In 1999, Millipore made a loan to an executive officer of the Company, which is collateralized by real estate held by the executive. The loan is interest free until December 2002 and thereafter will bear interest at the prime rate then prevailing. The loan will become due upon the first to occur of (a) the sale of the pledged property, (b) March 2003 or (c) the termination of the executive's employment.

   During the first quarter of 2001, the officer resigned and Millipore agreed to withhold its right to immediate repayment of the loan until the first to occur of the sale of the property or August 14, 2001. The loan receivable of $450 is included in other assets in the combined balance sheets at December 31, 1999 and 2000 and other current assets at March 31, 2001 (unaudited).

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


13. Legal Proceedings

   In July 2000, Kurabo Industries Ltd. sued the Company in the Osaka District Court, Osaka, Japan. This suit alleges that certain filter cartridges manufactured in Japan by a subsidiary of the Company, Nihon Mykrolis KK ("NMKK") infringes a Japanese patent held by the plaintiff. The suit seeks $11,000 in damages and an injunction against the future use of these filter cartridges. NMKK has responded to this suit by denying any infringement. The Company does not expect this suit to have a material adverse impact on its financial position or results of operations.

   In 1998, a charge of $3,666 was recorded for the settlement of a patent lawsuit with Mott Metallurgical Corporation in which each party claimed infringement of one of its patents by the other. The parties also agreed to cross license the two patents at issue.

   The Company is also subject to a number of other claims and legal proceedings which, in the opinion of the Company's management, are incidental to the Company's normal business operations. In the opinion of the Company, although final settlement of these suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position, results of operations or cash flows.

14. Transactions with Millipore

   For years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 (unaudited), the Company purchased products from Millipore for inclusion in its products sold to third parties totaling $4.3 million, $4.0 million, $4.0 million, $0.9 million and $1.0 million, respectively. Products sold to Millipore were not material for the periods presented.

   The Company's costs and expenses include allocations from Millipore for centralized research and development, legal, accounting, employee benefits, officers' salaries, facilities, insurance, information technology services, distribution, treasury and other Millipore corporate and infrastructure costs. These allocations have been determined on bases that Millipore and the Company considered to be a reasonable assessment of the utilization of services provided or the benefit received by the Company. The allocation methods include relative sales, headcount, square footage and specific identification. Allocated costs included in the accompanying combined statements of operations are as follows:

                                                                    March 31,
                                          Year Ended December 31,  (unaudited)
                                          ----------------------- -------------
                                           1998    1999    2000    2000   2001
                                          ------- ------- ------- ------ ------
   Cost of sales......................... $ 6,404 $ 5,726 $ 5,951 $2,179 $2,233
   Selling, general and administrative...  20,823  24,363  33,798  8,245  7,350
   Research and development..............   3,177   2,592   2,346    810    679

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Net Cash Transfers To/From Millipore Corporation

   As described in Note 1, changes in Millipore's net investment includes, in addition to the net earnings of the Company, net cash transfers (to)/from Millipore. Components of the net cash transfers are as follows:

                                                             Three months
                                                            ended March 31,
                             Year ended December 31,          (unaudited)
                          -------------------------------  ------------------
                            1998       1999       2000       2000      2001
                          ---------  ---------  ---------  --------  --------
Cash transfers to
 Millipore............... $(201,038) $(178,493) $(324,632) $(73,272) $(99,782)
Cash transfers from
 Millipore...............   207,525    151,444    304,391    70,268    88,379
Costs allocated from
 Millipore...............    30,404     32,681     42,095    11,234    10,262
                          ---------  ---------  ---------  --------  --------
Net cash transfers
 (to)/from Millipore..... $  36,891  $   5,632  $  21,854  $  8,230  $ (1,141)

   Cash transfers to Millipore relate primarily to cash collected on accounts receivable that are transferred to the Millipore centralized cash management account. Cash transfers from Millipore relate to direct operating costs, capital expenditures and income taxes paid by Millipore on the Company's behalf. Allocated costs represent the Company's share of indirect costs paid by Millipore.

Average Shareholder's Net Investment/Equity

   The following amounts represent the annual or quarterly average of Millipore's net investment in the Company for the respective periods.

                                                               Three months
                                                              ended March 31,
                                   Year ended December 31,      (unaudited)
                                  -------------------------- -----------------
                                    1998     1999     2000     2000     2001
                                  -------- -------- -------- -------- --------
Average Shareholder's Net
 Investment...................... $180,040 $189,090 $223,566 $201,217 $248,142

Separation Agreements

   For purposes of governing certain of the ongoing relationships between the Company and Millipore at and after the Separation and to provide for an orderly transition, the Company and Millipore entered into various agreements at the Separation date. A brief description of each of the agreements follows.

Master Separation and Distribution Agreement

   The separation agreement contains the key provisions relating to the Separation, the Company's initial funding, initial public offering and the Distribution. The agreement lists the documents and items that the parties delivered in order to accomplish the transfer of assets and liabilities from Millipore to the Company, effective on the Separation date. The agreement also contains conditions that must occur prior to the Offering and the Distribution. The parties also entered into ongoing covenants that survive the transactions, including covenants to establish interim service level agreements, exchange information, notify each other of changes in their accounting principles and resolve disputes in particular ways.

General Assignment and Assumption Agreement

   The General Assignment and Assumption Agreement identifies the assets that Millipore transferred to the Company and the liabilities that the Company assumed from Millipore in the Separation. In general, the assets transferred and the liabilities assumed are those that appear on the combined balance sheet, after adjustment for certain assets and liabilities that were retained by Millipore and for activity that occurs between the balance sheet date and the Separation.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Separation Revolving Credit Agreement and Separation Note

   The Separation Revolving Credit Agreement (the "Credit Agreement") provides for Millipore to lend the Company funds between the Separation date and the date of the Offering in order to satisfy working capital needs. Under the Credit Agreement, the Company may borrow up to $100,000 in multiples of $100, from Millipore at any time or from time to time prior to the repayment date. All amounts borrowed under the Credit Agreement must be repaid on the repayment date, which is the earlier of fifteen days following the closing of the Offering or December 31, 2002. Interest on outstanding borrowings will not accrue from the date of borrowing to the repayment date. Interest will accrue on borrowed amounts from the repayment date through the date of actual payment at the per annum rate of twelve-month LIBOR plus 1.5%.

   The Separation Note provides for a payment by the Company to Millipore out of the proceeds from the Offering. The amount of the Separation Note is contingent upon the amount of the Offering proceeds and will be determined shortly before the Offering. Pursuant to the terms of the Separation Note, the Company must pay Millipore, on the fifteenth day following the consummation of the Offering, an amount equal to net proceeds received by the Company in the Offering after payment of all associated expenses including the underwriters' discount, minus the outstanding balance under the Credit Agreement, less a certain amount of funds which will be retained by the Company to fund operations. The Separation Note does not bear interest from the Separation date through the repayment date. Thereafter, to the extent the note remains unpaid, the Separation Note will bear interest at a per annum rate equal to the base rate, as defined in the separation note, plus 1.5%.

Master Transitional Services Agreement
   The Master Transitional Services Agreement governs the terms and conditions upon which interim transitional services will be provided to each of the Company and Millipore. The nature of the services include facilities, engineering, information technology, equipment usage, financial accounting, distribution and warehousing and human resources administration. The Company and Millipore will also provide each other additional services as the Company and Millipore may identify from time to time after the Separation. Specific charges for such services are generally intended to allow the company providing the service to recover direct costs plus expenses, without profit.

Membrane Manufacture and Supply Agreement
   The Membrane Manufacture and Supply Agreement enables the Company to manufacture certain membranes in the same production areas and with the same processes as were available to the Company prior to the Separation for both its own use and sale. Under the agreement, Millipore leases this space and manufacturing equipment to the Company for five years. This agreement also provides for the supply of certain membranes manufactured by either the Company or Millipore to the other party at costs appropriate to that of a third party contract manufacturer.

Product Distribution Agreement
   The Company and Millipore have historically sold products of the other company within their respective fields of use. The Product Distribution Agreement allows each company to purchase products from the other company at prices representing discounts off published list prices. The Company's combined statements of operations include revenue from Millipore products covered under this agreement was $4.3 million, $4.0 million, $4.0 million, $0.9 million and $1.0 million for the years 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001 (unaudited), respectively.

Research Agreement
   The Research Agreement defines specific research projects that Millipore will perform for the Company on a contract basis and the process for conducting such research.

                              MYKROLIS CORPORATION
              (FORMERLY KNOWN AS MILLIPORE MICROELECTRONICS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

                 (In thousands except share and per share data)


Employee Matters Agreement
   The Employee Matters Agreement outlines how Millipore and the Company allocate responsibility for and liability related to the employment of those employees of Millipore who became the Company's employees. The agreement also contains provisions describing the Company's benefit and equity plans. On or before the Distribution, the Company expects to establish employee benefit plans comparable to those of Millipore for its active, inactive and former employees. However, in certain cases, certain of its employees will continue to participate in the Millipore benefit plans. The transfer to the Company of employees at certain of Millipore's international operations, and of certain pension and employee benefit plans, may not take place until the Company receives consents or approvals or has satisfied other applicable requirements.

Contract Manufacturing Agreements
   The Millipore Contract Manufacturing Agreement provides for Millipore to manufacture certain products for resale by the Company at prices subject to annual increases equal to actual increases in Millipore's cost to manufacture these products. There are no minimum or maximum purchase requirements, subject to binding three-month forecasts that may increase or decrease by 25% without penalty. The Company may not resell these products into Millipore's biopharmaceutical business. This agreement has a term of five years, unless terminated by the Company on sixty days prior written notice. The Company has also agreed to manufacture parts for Millipore for use in Millipore's products on substantially similar terms pursuant to the Mykrolis Contract Manufacturing Agreement.

Plan of Reorganization of Operations Outside of the U.S.

   This plan sets forth the steps and actions to be taken in order to separate the Company's business conducted outside of the U.S. from the bioscience businesses conducted outside the U.S. and being retained by Millipore. It details the legal entity structure for the Company and the actions being taken to transfer employees, assets and operations to these legal entities in compliance with local laws and regulations.

Tax Sharing Agreement

   The Company and Millipore entered into a Tax Sharing Agreement, which will govern the Company's and Millipore's respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of the restructuring activities undertaken to implement the Separation. If the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of the acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes. Generally, Millipore indemnifies the Company for any tax liability resulting from the pre-separation adjustments due to an amended return, claim for refund or a tax audit.

Intellectual Property Agreements

   Under the intellectual property agreements, Millipore transferred to the Company its rights in specified patents, specified trademarks and other intellectual property related to the Company's current business and research and development efforts. Millipore and the Company will each license the other under selected patents and other intellectual property the right to use those patents and other intellectual property in their respective businesses, subject to field of use restrictions. Millipore and the Company will each have an option, exercisable within the first five years of the agreements, to be licensed under specified patents of the other issued on patent applications with effective filing dates before the Separation date, subject to field of use restrictions and the payment of a royalty. The Company was also assigned know-how that is used in the manufacture of its products as of the Separation date. The agreements include certain rights to sublicense for both parties. The Company is licensed to use the Millipore trademark for up to three years with certain field of use limitations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 Shares




                                     [LOGO]

                              ------------------

                                   Prospectus

                                        , 2001

                              ------------------

Banc of America Securities LLC                              Salomon Smith Barney

                            ABN AMRO Rothschild LLC



Until       , 2001, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. Mykrolis has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee................ $    34,213
National Association of Securities Dealers, Inc. filing fee........      15,500
New York Stock Exchange listing fee................................     150,000
Printing and engraving expenses....................................     300,000
Legal fees and expenses............................................     650,000
Accounting fees and expenses.......................................   1,700,000
Blue sky fees and expenses.........................................       5,000
Transfer Agent and Registrar fees..................................      20,000
Miscellaneous......................................................     285,287
                                                                    -----------
  Total............................................................ $ 3,160,000
                                                                    ===========

--------

Item 14. Indemnification of Directors and Officers.

   Mykrolis is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

   The registrant's restated certificate of incorporation provides that the registrant's directors shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the General Corporation Law as in effect at the time such liability is determined. The registrant's restated certificate of incorporation provides that the registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

   All of Mykrolis' directors and officers will be covered by insurance policies maintained by Mykrolis against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, prior to the consummation of this offering, Mykrolis will enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the General Corporation Law.

   The master separation and distribution agreement by and between us and Millipore provides for indemnification by us of Millipore and its directors, officers and employees for some liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

   We were incorporated under the laws of the State of Delaware under the name Millipore MicroElectronics, Inc. on October 16, 2000 and changed our name to Mykrolis Corporation on March 27, 2001. On October 17, 2000, we issued 10,000 shares of our common stock, par value $.01 per share, to Millipore in consideration of a nominal capital contribution by Millipore. That issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuance did not involve any public offering of securities.


Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits:

    1.1**  Form of Underwriting Agreement.
    2.1+** Form of Master Separation and Distribution Agreement.
    2.2+** Form of General Assignment and Assumption Agreement.
    3.1**  Restated Certificate of Incorporation of Mykrolis Corporation.
    3.2**  Amended and Restated By-laws of Mykrolis Corporation.
    3.3** Form of certificate representing shares of Common Stock, $.01 par value per share.
    3.4**  Form of Common Stock Rights Agreement.
    3.5** Form of Common Stock Purchase Right Certificate (included as Annex I to the Form of Common Stock Rights Agreement).
    3.6**  Summary of Common Stock Purchase Rights (included as Annex II to the
           Form of Common Stock Rights Agreement).
    5.1**  Opinion of Ropes & Gray.
   10.1**  Form of 2001 Equity Incentive Plan.
   10.2**  Form of 2001 Non-Employee Director Stock Option Plan.
   10.3**  Form of 2001 Employee Stock Purchase Plan.
   10.4**  Form of Indemnification Agreement.
   10.5**  Lease Agreement dated November 25, 1985 between Roger G. Little,
           Trustee of SPI-Trust, and Millipore Corporation relating to facilities located at Patriots Park, Bedford, Massachusetts.
   10.6**  Lease Agreement dated December 19, 1997 between EBP3, Ltd. and
           Millipore Corporation relating to facilities located in Allen, Texas.
   10.7**  Master Patent Assignment.
   10.8**  Master Patent License Agreement.
   10.9**  Master Patent Grantback License Agreement.
   10.10** Master Trademark Assignment.
   10.11** Master Trademark License Agreement.
   10.12** Master Invention Disclosure Assignment.
   10.13** Master Trade Secret and Know-How Agreement.
   10.14** Tax Sharing Agreement.
   10.15** Employee Matters Agreement.
   10.16** Master Transitional Services Agreement.
   10.17** Reorganization of Operations Outside the U.S.
   10.18** Membrane Manufacture and Supply Agreement.
   10.19** Research Agreement.
   10.20** Product Distribution Agreement.
   10.21** Millipore Contract Manufacturing Agreement.
   10.22** Mykrolis Contract Manufacturing Agreement.

  (a) Exhibits:

  10.23**  Form of Separation Note.
  10.24**  Separation Revolving Credit Agreement.
  21.1**   Subsidiaries of Mykrolis Corporation.
  23.1     Consent of PricewaterhouseCoopers LLP.
  23.2**   Consent of Ropes & Gray (included in the opinion filed as Exhibit 5.1).
  23.3**   Consent of Gartner, Inc.
  24.1**   Power of attorney pursuant to which amendments to this registration statement may be filed
           (included on the signature page in Part II).

--------
**Previously filed.
+ Mykrolis Corporation agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

  (b) Financial Statement Schedules:

   The following financial statement schedule of Mykrolis Corporation is included in Part II of the Registration Statement:

     Report of Independent Accountants on Financial Statement Schedule.... S-1
     Schedule II--Valuation and Qualifying Accounts....................... S-2

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, Mykrolis Corporation has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on this 6th day of August, 2001.


                                     MYKROLIS CORPORATION

                                     By:
                                                    /s/ C. William Zadel
                                         --------------------------------------
                                                      C. William Zadel
                                                  Chief Executive Officer
                                                 and Chairman of the Board

                                    * * * *

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



Signature                              Title                                Date
---------                              -----                                ----

          /s/ C. William Zadel         Chairman of the Board, Chief         August 6, 2001
______________________________________ Executive Officer (principal
           C. William Zadel            executive officer) and Director

           /s/ Bertrand Loy            Vice President and Chief Financial   August 6, 2001
______________________________________ Officer (principal financial and
             Bertrand Loy              accounting officer)

                  *                    Director                             August 6, 2001
______________________________________
            Thomas O. Pyle

                  *                    Director                             August 6, 2001
______________________________________
          Robert E. Caldwell

                  *                    Director                             August 6, 2001
______________________________________
          Michael A. Bradley


   The undersigned, by signing his name hereto, does sign and execute this Amendment No. 5 to the Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above named directors and officers of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officers.


*By:
     /s/ C. William Zadel

                                  Attorney-in-fact
  ------------------------------                                   August 6,
        C. William Zadel                                           2001

     Chief Executive Officer
    and Chairman of the Board

       Report of Independent Accountants on Financial Statement Schedule

To the Board of Directors
of Mykrolis Corporation (formerly known as Millipore MicroElectronics, Inc.)

   Our report on the combined financial statements of Mykrolis Corporation is included in this Form S-1. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in Item 16(b) of this Form S-1.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
April 30, 2001

                       Valuation and Qualifying Accounts
                                 (In thousands)

                          Balance at  Additions  Additions  Deductions  Balance at
                         beginning of charged to charged to    from       end of
Description                 period      income     other    reserves(1)   period
-----------              ------------ ---------- ---------- ----------- ----------
Reserves deducted from
 assets to which they
 apply:
Allowance for Doubtful
 Accounts:
  Year ended December
   31, 1998.............    1,146        354          41       (694)        847
  Year ended December
   31, 1999.............      847        918        (130)      (800)        835
  Year ended December
   31, 2000.............      835        428         285        (51)      1,497

--------
(1) Accounts written off.

                                 EXHIBIT INDEX

  Exhibit
  Number                               Exhibit Title
  -------                              -------------
    1.1**  Form of Underwriting Agreement.
    2.1+** Form of Master Separation and Distribution Agreement.
    2.2+** Form of General Assignment and Assumption Agreement.
    3.1**  Restated Certificate of Incorporation of Mykrolis Corporation.
    3.2**  Amended and Restated By-laws of Mykrolis Corporation.
    3.3**  Form of certificate representing shares of Common Stock, $.01 par value per share.
    3.4**  Form of Common Stock Rights Agreement.
    3.5**  Form of Common Stock Purchase Right Certificate (included as Annex I to the Form of Common Stock Rights Agreement).
    3.6**  Summary of Common Stock Purchase Rights (included as Annex II to the
           Form of Common Stock Rights Agreement).
    5.1**  Opinion of Ropes & Gray.
   10.1**  Form of 2001 Equity Incentive Plan.
   10.2**  Form of 2001 Non-Employee Director Stock Option Plan.
   10.3**  Form of 2001 Employee Stock Purchase Plan.
   10.4**  Form of Indemnification Agreement.
   10.5**  Lease Agreement dated November 25, 1985 between Roger G. Little,
           Trustee of SPI-Trust, and Millipore Corporation relating to facilities located at Patriots Park, Bedford, Massachusetts.
   10.6**  Lease Agreement dated December 19, 1997 between EBP3, Ltd. and
           Millipore Corporation relating to facilities located in Allen,
           Texas.
   10.7**  Master Patent Assignment.
   10.8**  Master Patent License Agreement.
   10.9**  Master Patent Grantback License Agreement.
   10.10** Master Trademark Assignment.
   10.11** Master Trademark License Agreement.
   10.12** Master Invention Disclosure Assignment.
   10.13** Master Trade Secret and Know-How Agreement.
   10.14** Tax Sharing Agreement.
   10.15** Employee Matters Agreement.
   10.16** Master Transitional Services Agreement.
   10.17** Reorganization of Operations Outside the U.S.
   10.18** Membrane Manufacture and Supply Agreement.
   10.19** Research Agreement.
   10.20** Product Distribution Agreement.
   10.21** Millipore Contract Manufacturing Agreement.
   10.22** Mykrolis Contract Manufacturing Agreement.
   10.23** Form of Separation Note.
   10.24** Separation Revolving Credit Agreement.
   21.1**  Subsidiaries of Mykrolis Corporation.
   23.1    Consent of PricewaterhouseCoopers LLP.
   23.2**  Consent of Ropes & Gray (included in the opinion filed as Exhibit
           5.1).
   23.3**  Consent of Gartner, Inc.
   24.1**  Power of attorney pursuant to which amendments to this registration statement may be filed (included on the signature page in Part II).

--------
** Previously filed.
 + Mykrolis Corporation agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.